ALPHA BANK

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, April 27, 2007

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

07023103

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

M.E. MASSOURAKIS

CH.A. TZANIMI

Investor Relations
43, Panepistimiou Street
GR – 105 64 Athens

Tel. : +30 210 326 2828
Fax : +30 210 326 2812
E-mail : InvestorRelations@alpha.gr

ALPHA BANK

ENCLOSURES:

- Press Release
- six (6) copies of Condensed Financial Data and Information of Alpha Bank A.E. and the Group for the period from January 1, 2007 to March 31, 2007 in Greek,
- six (6) copies of Condensed Financial Data and Information of Alpha Bank A.E. and the Group for the period from January 1, 2007 to March 31, 2007 in English,
- six (6) copies of Financial Statements as at 31.3.2007 in accordance with the International Financial Reporting Standards (IFRS) in Greek,
- six (6) copies of Financial Statements as at 31.3.2007 in accordance with the International Financial Reporting Standards (IFRS) in English,
- six (6) copies of Consolidated Financial Statements as at 31.3.2007 in accordance with the International Financial Reporting Standards (IFRS) in Greek,
- six (6) copies of Consolidated Financial Statements as at 31.3.2007 in accordance with the International Financial Reporting Standards (IFRS) in English.

BEST AVAILABLE COPY

ALPHA BANK

A REGISTRATION NUMBER : 6066/06/B/86/05
STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

FOR THE PERIOD FROM JANUARY 1, 2007 TO MARCH 31, 2007

(In accordance with P.D. 360/1985 and decision 2/396/31.8.2006 of the Board of Directors of the Capital Market Commission)

(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditor's report if required.

The interim financial statements as at 31.3.2007 were approved by the Board of Directors on 26th April 2007

BALANCE SHEET

	Consolidated		Alpha Bank	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
ASSETS				
Cash and balances with Central Banks	3,031,113	2,675,702	1,737,039	1,477,676
Due from banks	8,981,976	4,636,712	10,771,348	6,194,088
Securities held for trading	236,340	306,881	230,305	348,207
Derivative financial assets	328,323	245,676	329,755	254,566
Loans and advances to customers	33,848,372	32,223,034	29,152,372	28,237,881
Investment securities				
Available for sale	3,883,173	7,552,802	5,336,838	7,462,386
Investments in subsidiaries, associates and joint ventures	-	-	1,597,783	1,583,550
Investments in associates	4,037	4,081	-	-
Investment property	47,022	31,518	41,924	42,006
Property, plant and equipment	922,885	936,996	546,077	544,636
Goodwill and other intangible assets	115,684	117,138	42,085	42,104
Deferred tax assets	303,018	276,873	288,385	281,383
Other assets	337,413	308,846	258,908	279,825
	52,048,036	46,315,273	50,335,327	48,676,088
Non-current assets held for sale	129,267	464,387	93,892	92,513
TOTAL ASSETS	52,177,303	46,779,660	50,429,219	48,768,612
LIABILITIES				
Due to banks	4,784,369	6,886,528	5,402,837	7,222,117
Derivative financial liabilities	333,586	234,576	336,420	236,223
Due to customers	24,834,737	23,573,908	20,848,525	20,372,543
Debt securities in issue and other borrowed funds	18,541,314	13,788,253	18,708,265	15,148,320
Liabilities for current income tax and other taxes	155,410	129,077	107,888	110,102
Deferred tax liabilities	178,976	140,206	174,678	137,801
Employee defined benefit obligations	548,412	546,584	512,512	513,311
Other liabilities	810,822	673,003	882,713	594,358
Provisions	49,005	65,263	3,435	17,801
	48,237,611	45,832,388	47,880,302	44,332,776
Liabilities related to non-current assets held for sale	1,790	353,595	-	-
Total Liabilities (a)	48,239,401	46,185,983	47,880,302	44,332,776
EQUITY				
Share Capital	1,591,286	1,591,286	1,591,286	1,591,286
Share premium	127,961	127,961	127,961	127,961
Reserves	447,704	351,887	313,722	307,853
Amounts recognized directly in equity relating to non-current assets held for sale	-	(2,578)	-	-
Retained earnings	888,050	688,018	570,507	523,201
Treasury shares	(43,747)	(14,853)	(43,559)	(14,465)
Equity attributable to equity holders of the Bank	3,011,254	2,730,733	2,559,917	2,435,836
Minority interests	38,688	44,280	-	-
Hybrid securities	887,950	829,854	-	-
Total Equity (b)	3,937,902	3,613,867	2,559,917	2,436,836
TOTAL LIABILITIES AND EQUITY (a) + (b)	52,177,303	46,799,660	50,429,219	46,768,612

INCOME STATEMENT FOR THE PERIOD

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Interest and similar income	765,091	592,743	696,729	529,369
Interest expense and similar charges	(402,952)	(251,517)	(411,647)	(252,801)
Net interest income	362,139	341,226	285,081	276,568
Fee and commission income	116,268	99,681	78,945	89,491
Commission expense	(8,800)	(5,434)	(5,076)	(4,100)
Net fee and commission income	107,468	94,247	73,869	85,391
Dividend income	383	186	10,634	10,794
Gains less losses on financial transactions	29,928	24,159	(88,848)	18,102
Other income	19,789	12,275	8,418	2,606
	50,100	36,620	(68,896)	31,452
Total income	519,707	472,093	292,254	373,431
Staff costs	(127,305)	(115,877)	(95,467)	(91,174)
General administrative expenses	(88,652)	(75,840)	(71,602)	(58,210)
Depreciation and amortization expenses	(16,867)	(15,572)	(11,267)	(9,984)
Other expenses	(665)	(218)	(549)	(417)
Total expenses	(233,489)	(207,667)	(178,875)	(159,791)
Impairment losses and provisions to cover credit risk	(62,383)	(64,900)	(52,006)	(57,332)
Share of profit (loss) of associates	(44)	(252)	-	-
	(62,427)	(65,152)	(52,006)	(57,332)
Profit before income tax	223,791	199,334	61,324	156,304
Income tax	(49,209)	(46,901)	(13,998)	(37,755)
Profit after income tax from continuing operations	174,582	152,433	47,326	118,549
Profit after income tax from discontinued operations	81,797	(1,290)	-	-
Profit after income tax	256,379	151,143	47,326	118,549
Profit attributable to:				
Equity holders of the Bank	256,149	150,666	-	-
Minority interests	230	477	-	-
Earnings per share:				
From continuing and discontinued operations				
Basic earnings per share (€)	0.63	0.38	-	-
Diluted earnings per share (€)	0.63	0.38	-	-
From continuing operations				
Basic earnings per share (€)	0.43	0.38	0.12	0.30
Diluted earnings per share (€)	0.43	0.38	0.12	0.30

CASH FLOW STATEMENT

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Net cash flows from continuing operating activities (a)	(185,193)	(982,445)	1,717,156	601,810
Net cash flows from continuing investing activities (b)	3,743,641	(88,343)	2,129,532	(308,287)
Net cash flows from continuing financing activities (c)	209,478	(6,824)	163,783	(51,683)
Net increase (decrease) in cash and cash equivalents from continuing activities (a)+(b)+(c)	3,767,926	(857,612)	4,010,471	140,840
Effect of exchange rate fluctuations on cash and cash equivalents	(2,081)	3,185	130	110
Net cash flows for the period from continuing activities	3,765,845	(854,427)	4,010,601	140,950
Net cash flows from discontinued operating activities	-	4,974	-	-
Net cash flows from discontinued investing activities	160,700	7,762	-	-
Net increase (decrease) in cash and cash equivalents from discontinued activities	160,700	12,736	-	-
Cash and cash equivalents at beginning of the period	4,675,831	5,665,814	4,608,407	5,083,955
Cash and cash equivalents at end of the period	8,602,376	5,824,123	8,619,008	5,224,905

STATEMENT OF CHANGES IN EQUITY

	Consolidated		Alpha Bank	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Equity at beginning of the period (1.1.2007 and 1.1.2006 respectively)	3,613,867	3,122,684	2,435,836	1,951,437
Profit for the period after income tax	256,379	151,143	47,326	118,549
	3,870,046	3,273,827	2,483,162	2,069,986
Change of participating interests in subsidiaries	(4,706)	(884)	-	-
Dividends distributed	(1,077)	(1,389)	-	-
Net income recognized directly in equity	95,692	(50,649)	104,888	(50,131)
(Purchases) / disposals of treasury shares and hybrid securities	14,033	24,587	(29,084)	-
Dividends paid to hybrid securities holders	(37,267)	(38,827)	-	-
Other	1,181	1,181	1,181	1,385
Equity at end of the period (31.3.2007 and 31.3.2006 respectively)	3,937,902	3,296,746	2,559,917	2,021,348

ADDITIONAL DATA AND INFORMATION

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation, directly or indirectly in them as at 31.3.2007 are:

Subsidiaries fully consolidated :

Company name	Registered office	Participation %
1 Alpha Bank London Ltd	United Kingdom	100.00
2 Alpha Bank Ltd	Cyprus	100.00
3 Alpha Bank Romania S.A.	Romania	99.91
4 Alpha Bank AD Skopje	FYROM	100.00
5 Alpha Bank Jersey Ltd	Jersey	100.00
6 Alpha Bank Srbija A.D.	Serbia	99.99
7 Alpha Leasing A.E.	Greece	99.79
8 Alpha Leasing Romania S.A.	Romania	100.00
9 ABC Factors A.E.	Greece	100.00
10 Alpha Asset Finance C.I. Ltd	Jersey	100.00
11 Alpha Finance A.X.E.P.E.Y.	Greece	100.00
12 Alpha Finance US Corporation	U.S.A.	100.00
13 Alpha Finance Romania S.A.	Romania	100.00
14 Alpha Advisory Romania S.R.L.	Romania	100.00
15 AEF European Capital Investments B.V.	Holland	100.00
16 Alpha Asset Management A.E.D.A.K.	Greece	100.00
17 Alpha Group Jersey Ltd	Jersey	100.00
18 Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00
19 ABL Independent Financial Advisers Ltd	United Kingdom	100.00
20 Alpha Insurance Agents A.E.	Greece	100.00
21 Alpha Insurance LTD Cyprus	Cyprus	100.00
22 Alpha Insurance Brokers S.R.L.	Romania	100.00
23 Alpha Astika Akinita A.E.	Greece	71.14
24 Alpha Real Estate D.O.O. Beograd	Serbia	100.00
25 Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	100.00
26 Ionian Hotel Enterprises A.E.	Greece	93.29
27 Ionian Holdings A.E.	Greece	100.00
28 Alpha Group Investments Ltd	Cyprus	100.00
29 Oceanos A.T.O.E.E.	Greece	100.00
30 Alpha Credit Group Plc	United Kingdom	100.00
31 Alpha Bank London Nominees Ltd	United Kingdom	100.00
32 Alpha Trustees Ltd	Cyprus	[illegible]
33 Alpha Ventures A.E.	Greece	100.00
34 Messana Holdings S.A.	Luxembourg	100.00
35 Flagbright Ltd	United Kingdom	100.00
36 Tourist Resorts A.E.	Greece	100.00
37 Kafe Alpha A.E.	Greece	100.00
38 Evremathea A.E.	Greece	100.00
39 Alpha Immovables Bulgaria E.O.O.D.	Bulgaria	100.00

Joint Ventures consolidated under the proportionate method :

Company name	Registered office	Participation %
Cardlink A.E.	Greece	50.00
APE Fixed Assets A.E.	Greece	60.10
APE Commercial Property A.E.	Greece	60.10

Associates accounted for under the equity method :

Company name	Registered office	Participation %
Evisak A.E.	Greece	27.00
AEDEP Thessalias & Stereas Elladas	Greece	50.00
A.L.C. Novelle Investments Ltd	Cyprus	33.33

2. During the period 1.4.2006 until 31.3.2007 the following changes took place in the companies included in the consolidated financial statements:
a) Concerning companies which are fully consolidated
- New companies: The company Alpha Insurance Brokers S.R.L., founded by Alpha Bank Romania S.A., was consolidated for the first time on 30.6.2006. The company Alpha Real Estate D.O.O. Beograd, founded by Alpha Astika Akinita A.E., was consolidated for the first time on 30.9.2006. [illegible]
- Mergers by absorption: [illegible]
- Transfers within the Group: [illegible] (6.10.2006) and Kafe Alpha A.E. from the parent company Alpha Bank A.E. to Ionian Hotel Enterprises A.E. (12.10.2006). [illegible]
- Spin-offs: On 13 March 2007 the process of the separation of Rhodes Hotel sector, from Bank's subsidiary "Ionian Hotel Enterprises A.E." and its transfer to the Bank's subsidiary "Tourist Resorts A.E." was completed. On 21 March 2007 the restaurant - buffet sector was transferred from Bank's subsidiary "Tourist Resorts A.E." to Bank's subsidiary "Kafe Alpha A.E.".
b) Concerning companies accounted for under the equity method.
- Sales of: [illegible] A.E. (14.6.2006) and [illegible] A.E. (21.12.2006).
- Liquidation: [illegible] A.E. (19.12.2006).
- Change in measurement method: The company [illegible] A.E. is no longer accounted for under the equity method due to the reduction, as at 1.7.2006, of Bank's subsidiary ownership interests below 20%.

3. On 23 March 2007, the Bank transferred the 99.57 % of its subsidiary Alpha Insurance A.E. to AXA. The results of Alpha Insurance A.E., for the period 1.1.2007 - 23.3.2007 and the profit from its sale are included in the account "Profit after income tax from discontinued operations" and analysed as follows:

	1.1 - 31.03.2007	1.1 - 31.03.2006
Net interest income	[illegible]	1,416
Net fee and commission income	[illegible]	[illegible]
Gains less losses on financial transactions	-	[illegible]
Other income	3,273	[illegible]
Total income	4,842	[illegible]
Staff costs	(2,334)	[illegible]
General administrative expenses	(1,603)	(3,231)
Depreciation and amortization expenses	(230)	[illegible]
Total expenses	(4,160)	[illegible]
Profit / (losses) before income tax	[illegible]	[illegible]
Income tax	(421)	[illegible]
Profit / (losses) after income tax	261	(1,290)
Profit from disposal of Alpha Insurance A.E.	81,536	-
Profit after income tax from discontinued operations	81,797	(1,290)

Applying IFRS 5, comparative figures in consolidated income statement and cash flow statement for the period 1.1. - 31.03.2006 have been restated, as analysed in note 16 of Group's Financial Statements.

4. The Bank, Alpha Astika Akinita A.E., Alpha Leasing A.E., Messana Holdings S.A. and Ionian Hotel Enterprises A.E. were audited for the years up to and including 2005. The [illegible] of other entities of the Group has been audited by the tax authorities up to and including [illegible].
5. No fixed assets have been pledged.
6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank.
7. The total employees of the Group as at 31.3.2007 were 12,[illegible] (31.3.2006: 11,[illegible]) and the employees of the Bank as at 31.3.2007 were 7,[illegible] (31.3.2006: 7,[illegible]).
8. The related party transactions during the period 1.1.2007 until 31.3.2007 are as follows:
- with members of the Board of Directors and other key management personnel: a) of the Group: income € [illegible] thous., expenses € [illegible] thous. b) of the Bank: income € [illegible] thous., expenses € [illegible] thous.
- with other related parties: a) of the Group: income € 12 thous. b) of the Bank: income € [illegible] thous., expenses € [illegible] thous.
The balances as at 31.3.2007 of the receivables and liabilities arising from the above transactions are as follows:
- with members of the Board of Directors and other key management personnel: a) of the Group: receivables € [illegible] thous., liabilities € [illegible] thous., letters of guarantee € [illegible] thous. b) of the Bank: receivables € [illegible] thous., liabilities € [illegible] thous., letters of guarantee € [illegible] thous.
- with other related parties: a) of the Group: receivables € [illegible] thous., liabilities € 7 thous. b) of the Bank: receivables € [illegible] thous., liabilities € [illegible] thous., letters of guarantee and other guarantees € 251,[illegible] thous.
9. The basic accounting principles and methods, applied by the Group and the Bank in the interim financial statements as at March 31, 2007 are consistent with those stated in the respective financial statements for the year ended 31.12.2006 and are available at the web site of the Bank.

Athens, April 26, 2007

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

BEST AVAILABLE COPY

ALPHA BANK

Α.Μ.Α.Ε. 6066/06/Β/86/05

ΣΤΑΔΙΟΥ 40 - 102 52 ΑΘΗΝΑΙ

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2007 μέχρι 31η Μαρτίου 2007

(Σύμφωνα με το Π.Δ. 360/1985 και την απόφαση 2/396/31.8.2006 του Δ.Σ. της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες €)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιασδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου αναρτώνται οι περιοδικές οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή, όποτε αυτή απαιτείται.

Οι ενδιάμεσες οικονομικές καταστάσεις της 31.3.2007 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 26ης Απριλίου 2007

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία 31.03.2007	Ενοποιημένα Στοιχεία 31.12.2006	Στοιχεία Τραπέζης 31.03.2007	Στοιχεία Τραπέζης 31.12.2006
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.031.113	2.675.702	1.737.038	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	6.961.976	4.636.712	10.771.348	8.184.080
Χαρτοφυλάκιο συναλλαγών	235.240	305.981	230.305	346.207
Παράγωγα χρηματοοικονομικά μέσα	328.323	245.676	329.755	254.508
Δάνεια και απαιτήσεις κατά πελατών	33.848.372	32.223.034	29.152.372	28.237.681
Χαρτοφυλάκιο επενδυτικών χρεογράφων				
Διαθέσιμα προς πώληση	3.883.173	7.552.822	5.336.858	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	-	-	1.587.783	1.583.550
Επενδύσεις σε συγγενείς εταιρίες	4.037	4.081	-	-
Επενδύσεις σε ακίνητα	47.002	31.518	41.824	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	922.685	935.888	548.077	544.636
Υπεραξία και λοιπά άυλα πάγια	115.684	117.138	42.588	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις	303.018	276.873	288.385	261.363
Λοιπά στοιχεία Ενεργητικού	337.413	308.840	258.906	229.625
	52.048.036	49.316.273	50.335.327	48.676.080
Στοιχεία Ενεργητικού προς πώληση	129.267	484.387	93.892	92.513
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	52.177.303	[illegible]	50.429.219	46.768.612
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	4.784.388	6.088.528	5.482.837	7.222.117
Παράγωγα χρηματοοικονομικά μέσα	333.586	224.578	338.420	226.223
Υποχρεώσεις προς πελάτες	24.834.737	23.573.808	20.848.529	20.372.543
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	18.541.314	13.788.253	19.708.285	15.146.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	155.410	129.077	107.888	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις	178.976	140.208	174.878	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	549.412	548.884	512.512	513.311
Λοιπές υποχρεώσεις	810.822	675.003	682.713	584.358
Προβλέψεις	49.006	65.263	3.439	17.901
	46.237.611	45.832.308	47.868.302	44.332.776
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	1.790	353.685	-	-
Σύνολο Υποχρεώσεων (α)	46.239.401	46.185.993	47.888.302	44.332.776
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.591.286	1.591.286	1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	127.961	127.961	127.961	127.961
Αποθεματικά	447.704	361.697	313.722	207.853
Ποσά αναγνωρισμένα απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση	-	(2.576)	-	-
Αποτελέσματα εις νέον	888.050	666.018	570.507	523.201
Ίδιες μετοχές	(43.747)	(14.653)	(43.559)	(14.465)
Καθαρή θέση μετόχων της Τραπέζης	3.011.254	2.730.733	2.538.917	2.435.836
Δικαιώματα τρίτων	38.688	44.280	-	-
Υβριδικά κεφάλαια	887.958	829.654	-	-
Σύνολο Καθαρής Θέσεως (β)	3.937.902	3.613.067	2.538.917	2.435.836
ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	52.177.303	[illegible]	50.429.219	46.768.612

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2007	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2007	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2006
Τόκοι και εξομοιούμενα έσοδα	765.091	592.743	696.728	529.388
Τόκοι και εξομοιούμενα έξοδα	(402.952)	(251.517)	(411.647)	(252.801)
Καθαρό έσοδο από τόκους	362.139	341.226	285.081	276.588
Έσοδα από αμοιβές και προμήθειες	116.268	99.681	78.945	69.491
Προμήθειες έξοδα	(8.800)	(5.434)	(5.076)	(4.100)
Καθαρό έσοδο από αμοιβές και προμήθειες	107.468	94.247	73.869	65.391
Έσοδα από μερίσματα	383	186	10.534	10.784
Αποτελέσματα χρηματοοικονομικών πράξεων	29.928	24.159	(86.448)	18.102
Λοιπά έσοδα	19.789	12.275	9.418	2.566
	50.100	36.620	(66.496)	31.452
Σύνολο εσόδων	519.707	472.093	292.254	373.431
Αμοιβές και έξοδα προσωπικού	(127.305)	(115.877)	(95.467)	(91.174)
Γενικά διοικητικά έξοδα	(88.652)	(75.940)	(71.602)	(58.210)
Αποσβέσεις	(16.867)	(15.572)	(11.287)	(9.804)
Λοιπά έξοδα	(665)	(218)	(549)	(417)
Σύνολο εξόδων	(233.489)	(207.607)	(178.925)	(159.795)
Ζημιές απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(62.383)	(64.900)	(52.005)	(57.332)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(44)	(252)	-	-
	(62.427)	(65.152)	(52.005)	(57.332)
Κέρδη προ του φόρου εισοδήματος	223.791	199.334	61.324	156.304
Φόρος εισοδήματος	(49.209)	(46.901)	(13.998)	(37.755)
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες	174.582	152.433	47.326	118.549
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	81.797	(1.290)	-	-
Καθαρά κέρδη μετά το φόρο εισοδήματος	256.379	151.143	47.326	118.549
Καθαρά κέρδη που αναλογούν σε:				
Μετόχους της Τραπέζης	256.149	150.666	-	-
Τρίτους	230	477	-	-
Καθαρά κέρδη ανά μετοχή:				
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες				
Βασικά (€ ανά μετοχή)	0,63	0,38	-	-
Προσαρμοσμένα (€ ανά μετοχή)	0,63	0,38	-	-
Από συνεχιζόμενες δραστηριότητες				
Βασικά (€ ανά μετοχή)	0,43	0,38	0,12	0,30
Προσαρμοσμένα (€ ανά μετοχή)	0,43	0,38	0,12	0,30

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2007	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2007	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2006
Καθαρές εισπράξεις / (πληρωμές) από συνεχιζόμενες λειτουργικές δραστηριότητες (α)	(165.193)	(562.445)	1.717.156	501.610
Καθαρές εισπράξεις / (πληρωμές) από συνεχιζόμενες επενδυτικές δραστηριότητες (β)	3.743.641	(88.343)	2.129.532	(308.287)
Καθαρές εισπράξεις / (πληρωμές) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες (γ)	209.478	(6.824)	163.783	(51.683)
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου από συνεχιζόμενες δραστηριότητες (α)+(β)+(γ)	3.787.926	(657.612)	4.010.471	140.840
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(2.081)	3.185	130	110
Καθαρές εισπράξεις / (πληρωμές) περιόδου από συνεχιζόμενες δραστηριότητες	3.785.845	(654.427)	4.010.601	140.950
Καθαρές ταμειακές ροές από διακοπείσες λειτουργικές δραστηριότητες	-	4.974	-	-
Καθαρές ταμειακές ροές από διακοπείσες επενδυτικές δραστηριότητες	160.700	7.762	-	-
Καθαρή αύξηση / (μείωση) ταμειακών ροών από διακοπείσες δραστηριότητες	160.700	12.736	-	-
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	4.675.831	5.665.814	4.600.407	5.083.955
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	8.502.376	5.024.123	8.610.808	5.224.905

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία 31.03.2007	Ενοποιημένα Στοιχεία 31.03.2006	Στοιχεία Τραπέζης 31.03.2007	Στοιχεία Τραπέζης 31.03.2006
Καθαρή θέση ενάρξεως περιόδου (1.1.2007 και 1.1.2006 αντίστοιχα)	3.613.067	3.122.684	2.435.836	1.951.437
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος	256.379	151.143	47.326	118.549
	3.870.046	3.273.827	2.483.162	2.069.986
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	(4.706)	(884)	-	-
Διανεμηθέντα μερίσματα	(1.077)	(1.388)	-	-
Αποτέλεσμα που αναγνωρίσθηκε απ' ευθείας στην καθαρή θέση	95.082	(50.649)	104.888	(50.131)
(Αγορές) / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	14.033	24.587	(29.084)	-
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(37.267)	(38.927)	-	-
Λοιπά	1.181	1.181	1.181	1.385
Καθαρή θέση λήξεως περιόδου (31.3.2007 και 31.3.2006 αντίστοιχα)	3.937.902	3.298.746	2.538.917	2.021.240

ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK" (μητρική εταιρία), καθώς και τα ποσοστά με τα οποία αυτή συμμετέχει σε αυτές, άμεσα ή έμμεσα, κατά την 31.3.2007 είναι:

α. Θυγατρικές εταιρίες, που ενοποιούνται με τη μέθοδο της ολικής (πλήρους) ενοποιήσεως:

Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00
Alpha Bank Ltd	Κύπρος	100,00
Alpha Bank Romania S.A.	Ρουμανία	99,91
Alpha Bank AD Skopje	FYROM	100,00
Alpha Bank Jersey Ltd	Jersey	100,00
Alpha Bank Srbija A.D.	Σερβία	99,99
Alpha Leasing A.E.	Ελλάδα	99,70
Alpha Leasing Romania S.A.	Ρουμανία	100,00
ABC Factors A.E.	Ελλάδα	100,00
Alpha Asset Finance C.I. Ltd	Jersey	100,00
Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	100,00
Alpha Finance US Corporation	Η.Π.Α.	100,00
Alpha Finance Romania S.A.	Ρουμανία	100,00
Alpha Advisory Romania S.R.L.	Ρουμανία	100,00
AEF European Capital Investments B.V.	Ολλανδία	100,00
Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	100,00
Alpha Group Jersey Ltd	Jersey	100,00
Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00
[illegible] Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00
Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00
Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00
Alpha Insurance Brokers S.R.L.	Ρουμανία	100,00
Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	71,14
Alpha Real Estate D.O.O. Beograd	Σερβία	100,00
Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	100,00
[illegible]	Ελλάδα	[illegible]
[illegible]	Ελλάδα	100,00
Alpha Group Investments Ltd	Κύπρος	100,00
[illegible] Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00
Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00
Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00
Alpha Trustees Ltd	Κύπρος	[illegible]
[illegible] Α.Ε. Επενδύσεων Συμμετοχών	Ελλάδα	100,00
[illegible] Holdings S.A.	Λουξεμβούργο	100,00
[illegible] Ltd	Ηνωμένο Βασίλειο	100,00
[illegible] Α.Ε.	Ελλάδα	100,00
[illegible] Alpha A.E.	Ελλάδα	100,00

[illegible]

Αθήνα, 26 Απριλίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661469	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

Δελτίο Τύπου

Αποτελέσματα Α΄ Τριμήνου 2007
Καθαρά Κέρδη Ευρώ 256 εκατ. (+70%)

"Η Alpha Bank ξεκινά το 2007 ένα φιλόδοξο πρόγραμμα αναπτύξεως με στόχο να διαθέτει 1.300 Καταστήματα στο τέλος της δεκαετίας, εκ των οποίων τα δύο τρίτα εκτός Ελλάδος, στη Νοτιοανατολική Ευρώπη. Βασιζόμενοι στις επιτυχίες και την εμπειρία μας, είμαι πεπεισμένος ότι η στρατηγική οργανικής αναπτύξεως που ακολουθούμε είναι η ενδεδειγμένη από απόψεως κόστους και αποτελεσματικότητας. Με τον τρόπο αυτό ενισχύουμε την κερδοφορία μας σε μονιμότερη βάση, προσβλέποντας σε υπερδιπλασιασμό των κερδών μας ανά μετοχή το 2010."

Γιάννης Σ. Κωστόπουλος, Πρόεδρος

"Κατά το πρώτο τρίμηνο του 2007, η κερδοφορία μας είναι ευθυγραμμισμένη με τους στόχους μας, όπως προσφάτως παρουσιάσθηκαν στην επενδυτική ημερίδα που πραγματοποιήσαμε στο Βουκουρέστι. Η ανάπτυξή μας με υψηλό ρυθμό υποστηρίζεται αφενός από τις εργασίες λιανικής τραπεζικής και μεσαίων επιχειρήσεων και αφετέρου από την ταχεία επέκταση του δικτύου Καταστημάτων μας στη Νοτιοανατολική Ευρώπη. Οι εξελίξεις αυτές, παρά τη συνεχιζόμενη πίεση στα περιθώρια, αναμένεται να διατηρήσουν την κερδοφορία μας σε υψηλό επίπεδο και τους επόμενους μήνες."

Δημήτριος Π. Μαντζούνης, Διευθύνων Σύμβουλος

ΕΠΙΣΚΟΠΗΣΗ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

- **Τα καθαρά κέρδη αυξήθηκαν κατά 70% σε Ευρώ 256 εκατ.**
- **Τα κέρδη ανά μετοχή διαμορφώθηκαν σε Ευρώ 0,63 έναντι Ευρώ 0,38 πέρυσι (+66%).**
- **Η αποδοτικότητα ιδίων κεφαλαίων διαμορφώθηκε σε 35,6% από 26,8% πέρυσι.**
- **Το περιθώριο τόκων (MARGIN), μετά από ζημίες απομειώσεως, παρέμεινε σταθερό στο 2,4%.**
- **Ο δείκτης κόστους προς έσοδα βελτιώθηκε σε 44,9% από 45,7% κατά μέσο όρο το 2006.**
- **Ο δείκτης κεφαλαιακής επάρκειας διαμορφώθηκε σε 13,7%, με τον δείκτη κεφαλαίων πρώτης διαβαθμίσεως στο 10,5%.**

ΚΥΡΙΕΣ ΕΞΕΛΙΞΕΙΣ

- **Η οργανική ανάπτυξη στη Νοτιοανατολική Ευρώπη επιταχύνεται.**
  Σημειώνεται υψηλός ρυθμός αυξήσεως των χορηγήσεων, 81% στις χώρες των Βαλκανίων και 33% στην Κύπρο, με τα κέρδη από την περιοχή να σημειώνουν άνοδο κατά 29%. Το δίκτυο Καταστημάτων ενισχύεται το 2007 με 132 Καταστήματα στη Νοτιοανατολική Ευρώπη και 45 Καταστήματα στην Τουρκία μετά την ολοκλήρωση της συναλλαγής για την Abank.

ALPHA BANK

- **Συνεχίζεται με υψηλό ρυθμό η επέκταση των δραστηριοτήτων μας στη λιανική τραπεζική στην Ελλάδα.**
  Η αύξηση των στεγαστικών δανείων κατά 24% και των δανείων καταναλωτικής πίστεως κατά 21% συνοδεύονται με αύξηση των προ φόρων κερδών του επιχειρηματικού αυτού τομέως κατά 24%.

ΑΝΑΘΕΩΡΗΜΕΝΗ "AGENDA 2010"

Η στρατηγική της Alpha Bank στηρίζεται σε δύο πυλώνες:

- Έμφαση στην ανάπτυξη της λιανικής τραπεζικής στην Ελλάδα.
- Επέκταση στη Νοτιοανατολική Ευρώπη μέσω ταχείας αναπτύξεως δικτύου Καταστημάτων.

Η φιλόδοξη αυτή στρατηγική υλοποιείται με συνέπεια, θέτοντας τις βάσεις για την επίτευξη των κατωτέρω βασικών στόχων:

- **Αύξηση των καθαρών κερδών ανά μετοχή κατά τουλάχιστον 20%** για την περίοδο 2007-2010.
- **Μείωση του λόγου κόστους προς έσοδα σε περίπου 42%** το 2010.
- **Επίτευξη αποδόσεως ιδίων κεφαλαίων μεγαλύτερης του 28%** το 2010.

Στη δυναμικά αναπτυσσόμενη περιοχή της Νοτιοανατολικής Ευρώπης επιδιώκουμε ταχύτερη διείσδυση δημιουργώντας μέχρι το 2010 ένα δίκτυο 870 Καταστημάτων, συμπεριλαμβανομένων 100 Καταστημάτων στην Τουρκία, με τον συνολικό αριθμό των Καταστημάτων του Ομίλου να πλησιάζει τα 1.300 και το Προσωπικό τους 17.000 εργαζομένους. Έτσι, επιβεβαιώνεται ο στόχος για μερίδιο αγοράς 10% στην περιοχή εκτός Τουρκίας, με το 25% των συνολικών κερδών του Ομίλου μέχρι το τέλος της δεκαετίας να προέρχεται από τη Νοτιοανατολική Ευρώπη.

ΠΕΡΙΛΗΨΗ ΑΠΟΤΕΛΕΣΜΑΤΩΝ

(σε Ευρώ εκατ.)	**Α΄ τριμ. 2007**	**Α΄ τριμ. 2006**	**% μεταβολή**
Έσοδα *	**457,3**	**406,9**	**12,4%**
εκ των οποίων:			
Ελλάδα	386,4	348,9	10,7%
Νοτιοανατολική Ευρώπη	66,7	52,9	26,3%
Έξοδα	**233,5**	**207,6**	**12,5%**
εκ των οποίων:			
Ελλάδα	188,6	169,1	11,5%
Νοτιοανατολική Ευρώπη	42,1	33,7	24,8%
Κέρδη προ φόρων	**223,8**	**199,3**	**12,3%**
εκ των οποίων:			
Ελλάδα	197,8	179,8	10,0%
Νοτιοανατολική Ευρώπη	24,7	19,2	28,9%
Καθαρά Κέρδη	**256,1**	**150,7**	**70,0%**

** Συμπεριλαμβανομένων ζημιών απομειώσεως*

ALPHA BANK

ΒΑΣΙΚΑ ΜΕΓΕΘΗ

(σε Ευρώ εκατ.)	31.3.2007	31.3.2006	% μεταβολή
Ενεργητικό	**52.117**	**45.090**	**15,6%**
Ίδια Κεφάλαια	**3.011**	**2.278**	**32,2%**
Χορηγήσεις	**34.817**	**29.084**	**19,7%**
εκ των οποίων:			
Ελλάδα	29.409	25.304	16,2%
Νοτιοανατολική Ευρώπη	4.712	3.059	54,1%
Καταθέσεις	**32.166**	**27.047**	**18,9%**
εκ των οποίων			
Ελλάδα	27.343	23.404	16,8%
Νοτιοανατολική Ευρώπη	3.993	2.960	34,9%
Private Banking	**5.200**	**4.688**	**10,9%**
Αμοιβαία Κεφάλαια	**4.515**	**4.912**	**(8,1%)**

Πληροφορίες:
Μαρίνος Γιαννόπουλος, Γενικός Διευθυντής και C.F.O. Τηλ.: +30 210 326 2366
Μιχάλης Μασουράκης, Διευθυντής Οικονομικών Μελετών Ομίλου Τηλ.: +30 210 326 2828
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www.alpha.gr

Αθήναι, 27 Απριλίου 2007

ALPHA BANK

ΕΠΙΣΚΟΠΗΣΗ Α΄ ΤΡΙΜΗΝΟΥ 2007

Στο πρώτο τρίμηνο του 2007, τα **καθαρά κέρδη** αυξήθηκαν κατά 70% και **ανήλθαν σε Ευρώ 256,1 εκατ.** Σε ένα περιβάλλον εντεινόμενου ανταγωνισμού, το καθαρό έσοδο τόκων ως ποσοστό του μέσου ενεργητικού **(MARGIN)**, προσαρμοσμένο για τις ζημίες απομειώσεως δανείων, διατηρήθηκε αμετάβλητο σε σχέση με το τελευταίο τρίμηνο του 2006 ήτοι 2,4%. Αυτό αντικατοπτρίζει τη συνεχιζόμενη στροφή του δανειακού χαρτοφυλακίου προς τη λιανική τραπεζική, παρά τη σημειωθείσα συμπίεση των περιθωρίων στην Ελλάδα. Τα **έσοδα από προμήθειες** αυξήθηκαν κατά 14% λόγω αυξημένων εργασιών λιανικής τραπεζικής. Τα **αποτελέσματα χρηματοοικονομικών πράξεων** ανήλθαν σε Ευρώ 29,9 εκατ. ως αποτέλεσμα επαναλαμβανομένων δραστηριοτήτων διαχειρίσεως διαθεσίμων, των κερδών που αφορούν στη μακροχρόνια συμφωνία συνεργασίας στον τομέα τραπεζοασφαλιστικών εργασιών με την ΑΧΑ και της ανακυκλώσεως του διαθέσιμου προς πώληση χαρτοφυλακίου, με το τελευταίο να έχει ως αποτέλεσμα την ενίσχυση του καθαρού εσόδου τόκων στο επόμενο διάστημα. Τέλος, τα **λοιπά έσοδα** ανήλθαν σε Ευρώ 20,1 εκατ.

Οι **λειτουργικές δαπάνες** αυξήθηκαν κατά 12,5% και ανήλθαν σε Ευρώ 233,5 εκατ. με τις δαπάνες προσωπικού να αυξάνουν κατά 9,9% και τα γενικά έξοδα κατά 17,3%. Στη Νοτιοανατολική Ευρώπη, η αύξηση του κόστους διαμορφώθηκε σε 24,8%, κυρίως λόγω της επεκτάσεως του δικτύου Καταστημάτων και των προσλήψεων που έγιναν για τη στελέχωσή του. Στην Ελλάδα, οι λειτουργικές δαπάνες αυξήθηκαν κατά 11,5%, επηρεαζόμενες όμως από υψηλές δαπάνες outsourcing που, σε κάποιο βαθμό, αφορούν στον σχεδιασμό της αναπτύξεώς μας στη Νοτιοανατολική Ευρώπη.

Οι χορηγήσεις προ απομειώσεων ανήλθαν σε Ευρώ 34,8 δισ. (+19,7%) στο τέλος Μαρτίου 2007, με την πιστωτική επέκταση στην Ελλάδα να διαμορφώνεται σε 16,2% και στη Νοτιοανατολική Ευρώπη σε 54,1%. **Οι απομειώσεις δανείων,** δηλαδή οι συσσωρευμένες προβλέψεις για επισφαλείς απαιτήσεις, ανήλθαν σε Ευρώ 968 εκατ. στο τέλος Μαρτίου 2007. Στη διάρκεια του πρώτου τριμήνου έγιναν διαγραφές ύψους Ευρώ 106 εκατ. στο πλαίσιο της νέας πολιτικής να διαγράφονται τα καθυστερημένα άνω του έτους δάνεια. **Οι ζημίες απομειώσεως,** ως ποσοστό του μέσου όρου των χορηγήσεων, περιορίσθηκαν περαιτέρω το πρώτο τρίμηνο του 2007 σε 73 μονάδες βάσεως έναντι 81 μονάδων βάσεως το τελευταίο τρίμηνο του 2006, λόγω βελτιώσεως των συνθηκών πιστωτικής επεκτάσεως και του εισπρακτικού μηχανισμού επισφαλών απαιτήσεων.

Τα αποταμιευτικά κεφάλαια πελατείας αυξήθηκαν στο τέλος Μαρτίου κατά 13,5% και ανήλθαν σε Ευρώ 42,9 δισ. Οι καταθέσεις στην Ελλάδα, συμπεριλαμβανομένων των ομολόγων εκδόσεως Alpha Bank που διατίθενται στην πελατεία, αυξήθηκαν κατά 16,8% σε Ευρώ 27,3 δισ., κυρίως λόγω της αυξήσεως κατά 45,2% των υπολοίπων σε λογαριασμούς ρευστότητας. Αυτή η αύξηση αντικατοπτρίζει κυρίως την προσέλκυση νέων κεφαλαίων πελατείας καθώς και μεταφορές κεφαλαίων από ομολογιακά αμοιβαία κεφάλαια σε ρευστότητα. Τέλος, οι καταθέσεις στη Νοτιοανατολική Ευρώπη αυξήθηκαν σημαντικά σε Ευρώ 4 δισ. (+34,9%).

ΑΝΑΛΥΣΗ ΚΑΤΑ ΤΟΜΕΑ ΔΡΑΣΤΗΡΙΟΤΗΤΑΣ

ΤΡΑΠΕΖΙΚΗ ΙΔΙΩΤΩΝ ΚΑΙ ΜΙΚΡΩΝ ΕΠΙΧΕΙΡΗΣΕΩΝ

Ιδιώτες και Μικρές Επιχειρήσεις *(σε Ευρώ εκατ.)*	**Α΄ τριμ. 2007**	**Α΄τριμ. 2006**	**% μεταβολή**
Λειτουργικά Έσοδα	271,8	242,9	11,9%
Λειτουργικά Έξοδα	132,4	115,9	14,2%
Ζημίες Απομειώσεως	24,0	33,6	(28,7%)
Κέρδη προ Φόρων	115,5	93,4	23,6%
Απόδοση Εποπτικών Κεφαλαίων	45,6%	45,3%	...
Σταθμισμένα στοιχεία Ενεργητικού	12.650	10.307	22,7%
Έξοδα / Έσοδα	48,7%	47,7%	...
Χρηματοδοτήσεις	16.204	13.474	20,3%

Τα κέρδη προ φόρων από τη λιανική τραπεζική ανήλθαν σε Ευρώ 115,5 εκατ. στο πρώτο τρίμηνο 2007, αυξημένα κατά 23,6% έναντι του αντίστοιχου διαστήματος πέρυσι. Ιδιαίτερη αύξηση παρουσίασαν το πρώτο τρίμηνο 2007 οι νέες εκταμιεύσεις σε ιδιώτες, με τα υπόλοιπά τους να ανέρχονται σε υψηλά επίπεδα. Τα υπόλοιπα **στεγαστικών δανείων** αυξήθηκαν κατά 23,8% ανερχόμενα σε Ευρώ 8,8 δισ., με τις νέες εκταμιεύσεις το πρώτο τρίμηνο 2007 να ανέρχονται σε Ευρώ 818 εκατ. Η καταναλωτική πίστη αυξήθηκε κατά 20,5% σε Ευρώ 3,4 δισ., με τα υπόλοιπα **καταναλωτικών δανείων** να αυξάνονται κατά 26,7% και τις νέες εκταμιεύσεις να ανέρχονται σε Ευρώ 434 εκατ. το πρώτο τρίμηνο του 2007, και των **πιστωτικών καρτών** κατά 8,6%. Τα **δάνεια σε μικρές επιχειρήσεις** (με κύκλο εργασιών μικρότερο των Ευρώ 2,5 εκατ. ή πιστωτικό όριο χαμηλότερο του Ευρώ 1 εκατ.) κατέγραψαν αύξηση 13,1%, ενώ τα **δάνεια σε πολύ μικρές επιχειρήσεις** (με πιστωτικό όριο μικρότερο των Ευρώ 90.000) αυξήθηκαν κατά 19,8%.

Σε ένα περιβάλλον εντεινόμενου ανταγωνισμού, η Alpha Bank βρίσκεται σε άριστη θέση για να επωφεληθεί από τις διαφαινόμενες αλλαγές στη ζήτηση των ιδιωτών. Σε αυτό το πλαίσιο, οι νέες εκταμιεύσεις στεγαστικών δανείων αυξήθηκαν κατά 46,6% το πρώτο τρίμηνο 2007 έναντι του αντίστοιχου τριμήνου πέρυσι, καθώς τα προϊόντα της Alpha Bank ικανοποίησαν την αυξανόμενη ζήτηση ιδιωτών για στεγαστικά δάνεια σταθερού επιτοκίου. Επιπλέον, η απήχηση του προϊόντος "Alpha Όλα σε 1" συνέβαλε στην αύξηση των νέων εκταμιεύσεων καταναλωτικών δανείων κατά 40,9%. Επίσης, το πρόγραμμα επιβραβεύσεως συναλλαγών με κάρτες Bonus, σύμφωνα με το οποίο ο κάτοχος της κάρτας συλλέγει πόντους που ανταλλάσσονται με προϊόντα συνεργαζομένων επιχειρήσεων, ενίσχυσε την έκδοση νέων πιστωτικών καρτών σε πλέον των 51.000 το πρώτο τρίμηνο 2007, αυξημένη κατά 42,5% έναντι του αντίστοιχου τριμήνου του 2006.

ΔΡΑΣΤΗΡΙΟΤΗΤΑ ΣΤΗ ΝΟΤΙΟΑΝΑΤΟΛΙΚΗ ΕΥΡΩΠΗ

Δραστηριότητα στη Νοτιοανατολική Ευρώπη *(σε Ευρώ εκατ.)*	**Α' τρίμ. 2007**	**Α' τρίμ. 2006**	**% μεταβολή**
Λειτουργικά Έσοδα	75,3	59,5	26,6%
Λειτουργικά Έξοδα	42,1	33,7	24,8%
Ζημίες Απομειώσεως	8,6	6,6	29,5%
Κέρδη προ Φόρων	24,7	19,2	28,9%
Απόδοση Εποπτικών Κεφαλαίων	30,8%	32,0%	...
Σταθμισμένα στοιχεία Ενεργητικού	4.018	2.990	34,4%
Έξοδα / Έσοδα	55,9%	56,7%	...
Χρηματοδοτήσεις	4.712	3.059	54,1%

Τα κέρδη προ φόρων στο πρώτο τρίμηνο 2007 ανήλθαν σε Ευρώ 24,7 εκατ. (+28,9%), καθώς τα έσοδά μας αυξήθηκαν με ρυθμό υψηλότερο της αυξήσεως των δαπανών μας, οι οποίες επηρεάζονται από την ταχεία ανάπτυξη του δικτύου Καταστημάτων μας στη Νοτιοανατολική Ευρώπη. Το Δίκτυό μας στην περιοχή αριθμεί πλέον 280 Καταστήματα (75 στη Ρουμανία, 49 στη Βουλγαρία, 103 στη Σερβία, 15 στην Αλβανία, 10 στην Π.Γ.Δ.Μ. και 28 στην Κύπρο). Η στρατηγική μας για οργανική ανάπτυξη υλοποιείται με συνέπεια, καθώς ο στόχος να προσθέσουμε 132 νέα Καταστήματα στο Δίκτυό μας μέσα στο 2007 είναι εφικτός, δεδομένου ότι έχουμε ήδη ανοίξει 12 Καταστήματα και έχουν εξευρεθεί κτήρια για άλλα 65 Καταστήματα, εκ των οποίων στα 55 έχουν ήδη ξεκινήσει οι εργασίες διαμορφώσεως.

Βασιζόμενοι στο καλό όνομα της Alpha Bank στην περιοχή, κατορθώσαμε να αυξήσουμε σημαντικά τις χορηγήσεις (+54,1%) και τις καταθέσεις (+34,9%), με τα υπόλοιπα να διαμορφώνονται σε Ευρώ 4,7 δισ. και Ευρώ 4 δισ. αντίστοιχα. Ιδιαίτερα στις αγορές των Βαλκανίων, διευρύναμε σημαντικά τις εργασίες μας με ιδιώτες, με τη στεγαστική και καταναλωτική πίστη να αυξάνονται κατά 137,6% και 62,2% αντιστοίχως. Επιπλέον, οι χορηγήσεις στην Κύπρο αυξήθηκαν κατά 32,6%, με τα στεγαστικά δάνεια να αυξάνονται κατά 88,7% καθώς σημειώνεται σημαντική ζήτηση για εξοχικές κατοικίες από ξένους.

ΜΕΣΑΙΕΣ ΚΑΙ ΜΕΓΑΛΕΣ ΕΠΙΧΕΙΡΗΣΕΙΣ

Μεσαίες και Μεγάλες Επιχειρήσεις (σε Ευρώ εκατ.)	Α΄ τριμ. 2007	Α΄ τριμ. 2006	% μεταβολή
Λειτουργικά Έσοδα	92,9	89,9	3,3%
Λειτουργικά Έξοδα	27,0	25,0	8,0%
Ζημίες Απομειώσεως	29,9	24,6	21,4%
Κέρδη προ Φόρων	36,0	40,3	(10,7%)
Απόδοση Εποπτικών Κεφαλαίων	14,7%	17,8%	...
Σταθμισμένα στοιχεία Ενεργητικού	12.261	11.307	8,4%
Έξοδα / Έσοδα	29,1%	27,8%	...
Χρηματοδοτήσεις	13.205	11.831	11,6%

Τα κέρδη προ φόρων διαμορφώθηκαν το πρώτο τρίμηνο 2007 σε Ευρώ 36 εκατ. μέσα σε ένα περιβάλλον ανταγωνιστικών συνθηκών στον χώρο των μεσαίων και μεγάλων επιχειρήσεων. Η Alpha Bank υλοποιεί το 2007 ένα νέο πρότυπο εξυπηρετήσεως των μεσαίων επιχειρήσεων μέσω 10 Επιχειρηματικών Κέντρων, εκ των οποίων το πρώτο ήδη λειτουργεί στην Αθήνα. Τα Επιχειρηματικά Κέντρα αναλαμβάνουν σταδιακά από το Δίκτυο την εξυπηρέτηση περίπου 7.000 πελατών μας, συμπεριλαμβανομένων των εγκριτικών διαδικασιών, ενώ επιφορτίζονται και με την προσέλκυση νέας πελατείας. Με αυτό το νέο επιχειρηματικό μοντέλο, αφενός αναβαθμίζεται η παρεχόμενη εξυπηρέτηση σε ένα σημαντικό τμήμα της εταιρικής μας πελατείας και αφετέρου συντελείται ένα επιπλέον κρίσιμο βήμα στην κατεύθυνση του μετασχηματισμού του δικτύου Καταστημάτων μας σε αμιγές δίκτυο λιανικής τραπεζικής, που επικεντρώνεται στην εξυπηρέτηση ιδιωτών και μικρών επιχειρήσεων.

ΔΙΑΧΕΙΡΙΣΗ ΧΑΡΤΟΦΥΛΑΚΙΟΥ

Διαχείριση Χαρτοφυλακίου (σε Ευρώ εκατ.)	Α΄ τριμ. 2007	Α΄ τριμ. 2006	% μεταβολή
Λειτουργικά Έσοδα	31,1	26,5	17,2%
Λειτουργικά Έξοδα	13,6	14,4	(5,5%)
Κέρδη προ Φόρων	17,5	12,2	44,0%
Απόδοση Εποπτικών Κεφαλαίων	142,9%	121,6%	...
Σταθμισμένα στοιχεία Ενεργητικού	610	497	22,8%
Έξοδα / Έσοδα	43,7%	54,2%	...
Κεφάλαια Πελατείας	9.945	9.861	0,9%

Τα κέρδη προ φόρων διαμορφώθηκαν σε Ευρώ 17,5 εκατ. (+44%). Στον τομέα των **αμοιβαίων κεφαλαίων**, τα υπό διαχείριση κεφάλαια ανήλθαν σε Ευρώ 4,5 δισ. στο τέλος Μαρτίου 2007, αυξημένα κατά Ευρώ 300 εκατ. και πλέον έναντι του τέλους του 2006. Η Alpha Bank, με μερίδιο αγοράς 20%, διατηρεί την ηγετική θέση της στα μετοχικά αμοιβαία, το πλέον προσοδοφόρο τμήμα της αγοράς αμοιβαίων κεφαλαίων. Ευνοϊκής υποδοχής έτυχαν από την αγορά τα προσφάτως δημιουργηθέντα αμοιβαία "Fund of Funds" και "Defensive Strategy Balanced Funds", τα οποία προσήλκυσαν ήδη Ευρώ 630 εκατ. και Ευρώ 308 εκατ. αντιστοίχως. Επιπλέον, προσφάτως ξεκίνησε η προσφορά του αμοιβαίου κεφαλαίου "ΓΑΙΑ Real Estate Balanced Fund". Στον τομέα του Private Banking τα υπό διαχείριση κεφάλαια πελατείας ανήλθαν στο τέλος του πρώτου τριμήνου σε Ευρώ 5,2 δισ., αυξημένα κατά 10,9% έναντι του αντίστοιχου τριμήνου πέρυσι, όπου σημαντική αύξηση (+21%) παρατηρείται στα υπόλοιπα πελατών με συμβάσεις παροχής επενδυτικών συμβουλών. Η διαχείριση κεφαλαίων, συμπεριλαμβανομένων των ασφαλειών, αναμένεται να αναπτυχθεί με ταχύτερο ρυθμό λόγω της αποκλειστικής συνεργασίας με την AXA, η οποία θα εμπλουτίσει την προσφορά μας σε επενδυτικές και ασφαλιστικές υπηρεσίες.

ALPHA BANK

ΕΠΕΝΔΥΤΙΚΗ ΤΡΑΠΕΖΙΚΗ ΚΑΙ ΕΡΓΑΣΙΕΣ ΔΙΑΧΕΙΡΙΣΕΩΣ ΔΙΑΘΕΣΙΜΩΝ

Επενδυτική Τραπεζική και Εργασίες Διαχειρίσεως Διαθεσίμων (σε Ευρώ εκατ.)	Α΄ τρίμ. 2007	Α΄ τρίμ. 2006	% μεταβολή
Λειτουργικά Έσοδα	27,9	40,6	(31,3%)
Λειτουργικά Έξοδα	8,5	8,2	3,6%
Κέρδη προ Φόρων	19,4	32,4	(40,1%)
Απόδοση Εποπτικών Κεφαλαίων	24,3%	48,4%	...
Σταθμισμένα στοιχεία Ενεργητικού	3.999	3.350	19,4%
Έξοδα / Έσοδα	30,3%	20,1%	...

Το πρώτο τρίμηνο 2007, τα κέρδη προ φόρων ανήλθαν σε Ευρώ 19,4 εκατ., εκ των οποίων Ευρώ 5,5 εκατ. προέρχονται από την επενδυτική τραπεζική και αφορούν κατά βάση χρηματιστηριακές εργασίες.

ΕΝΕΡΓΗΤΙΚΟ - ΠΑΘΗΤΙΚΟ ΚΑΙ ΕΚΤΟΣ ΙΣΟΛΟΓΙΣΜΟΥ ΣΤΟΙΧΕΙΑ						
σε εκατ.Ευρώ	31/3/2007	31/12/2006	30/9/2006	30/6/2006	31/3/2006	% Μαρτ.2007 / Μαρτ. 2006
Ενεργητικό	**52.177**	**49.443**	**47.481**	**46.127**	**45.090**	15,7%
Χορηγήσεις	**33.848**	**32.223**	**31.125**	**29.749**	**27.983**	21,0%
Χρεόγραφα	**4.128**	**7.859**	**8.248**	**8.241**	**8.028**	(48,6%)
Καταθέσεις	**32.166**	**31.015**	**29.969**	**28.087**	**27.047**	18,9%
Private Banking	**5.200**	**4.916**	**4.681**	**4.501**	**4.688**	10,9%
Αμοιβαία Κεφάλαια	**4.515**	**4.201**	**4.193**	**4.409**	**4.912**	(8,1%)
Μακροπρόθεσμος Δανεισμός	**7.973**	**5.319**	**4.653**	**4.177**	**4.248**	87,7%
Δάνεια Μειωμένης Εξασφαλίσεως	**1.237**	**1.029**	**998**	**1.001**	**1.030**	20,1%
Υβριδικά Κεφάλαια	**888**	**830**	**838**	**841**	**870**	2,1%
Ίδια Κεφάλαια	**3.011**	**2.737**	**2.228**	**2.065**	**2.278**	32,2%

ΑΠΟΤΕΛΕΣΜΑΤΑ						
σε εκατ.Ευρώ	Α'Τριμ.2007	Δ'Τριμ.2006	Γ'Τριμ.2006	Β'Τριμ.2006	Α'Τριμ.2006	% μεταβολή
Λειτουργικά Έσοδα	**519,7**	**503,3**	**489,2**	**477,9**	**471,8**	***10,1%***
Ζημίες Απομειώσεως	(62,4)	(66,0)	(58,1)	(65,0)	(64,9)	*(3,9%)*
Λειτουργικά Έσοδα (μετά από ζημίες απομειώσεως)	**457,3**	**437,3**	**431,1**	**412,9**	**406,9**	***12,4%***
Καθαρό Έσοδο Τόκων (μετά από ζημίες απομειώσεως)	299,7	296,1	302,8	288,4	276,3	*8,5%*
Προμήθειες	107,5	105,9	101,0	98,9	94,2	*14,0%*
Αποτελέσματα Χρημ/κων Πράξεων	29,9	17,1	8,9	5,4	24,2	*23,9%*
Λοιπά Έσοδα	20,1	18,1	18,4	20,2	12,2	*64,9%*
Λειτουργικά Έξοδα	**(233,5)**	**(240,0)**	**(215,7)**	**(224,1)**	**(207,6)**	***12,5%***
Δαπάνες Προσωπικού	(127,3)	(125,4)	(117,0)	(117,8)	(115,9)	*9,9%*
Γενικά Έξοδα	(89,3)	(97,9)	(83,5)	(91,2)	(76,2)	*17,3%*
Αποσβέσεις	(16,9)	(16,7)	(15,3)	(15,1)	(15,6)	*8,3%*
Καθαρά Κέρδη προ Φόρων	**223,8**	**197,3**	**215,4**	**188,8**	**199,3**	***12,3%***
Φόροι	**(49,2)**	**(45,7)**	**(45,7)**	**(37,1)**	**(46,9)**	***4,9%***
Καθαρά Κέρδη από συνεχιζόμενες δραστηριότητες	**174,6**	**151,5**	**169,7**	**151,7**	**152,4**	***14,5%***
Κέρδη από διακοπτόμενες δραστηριότητες	81,8	1,4	(1,6)	4,2	(1,3)	...
Καθαρά Κέρδη	**256,1**	**152,5**	**167,5**	**155,2**	**150,7**	***70,0%***

ΔΕΙΚΤΕΣ						
	Α'Τριμ.2007	Δ'Τριμ.2006	Γ'Τριμ.2006	Β'Τριμ.2006	Α'Τριμ.2006	
Καθαρό Έσοδο Τόκων (μετά από ζημίες απομειώσεως) / Μέσο Ενεργητικό (MARGIN)	**2,4%**	**2,4%**	**2,6%**	**2,5%**	**2,5%**	
Έξοδα / Έσοδα	**44,9%**	**47,7%**	**44,1%**	**46,9%**	**44,0%**	
Αποδοτικότητα Ιδίων Κεφαλαίων - ROE	**35,6%**	**24,6%**	**31,2%**	**28,6%**	**26,8%**	
Δείκτης Κεφαλαιακής Επάρκειας (Σύνολο Κεφαλαίων)	**13,7%**	**12,9%**	**11,8%**	**12,5%**	**13,2%**	
Δείκτης Κεφαλαιακής Επάρκειας (Κεφάλαια Α΄ Διαβαθμίσεως)	**10,5%**	**10,2%**	**9,2%**	**9,6%**	**10,2%**	

ΟΓΚΟΣ ΕΡΓΑΣΙΩΝ				
σε εκατ.Ευρώ	Μαρτ.2007	Μαρτ.2006	% μεταβολή	Δεκ.2006
Χρηματοδοτήσεις Πελατών	**34.817**	**29.084**	***19,7%***	***33.200***
εκ των οποίων:				
Ελλάδα	***29.409***	***25.304***	***16,2%***	***28.444***
Στεγαστικά	8.772	7.087	*23,8%*	*8.386*
Καταναλωτικά	2.364	1.866	*26,7%*	*2.205*
Πιστωτικές Κάρτες	1.041	959	*8,6%*	*1.033*
Μικρές Επιχειρήσεις	4.027	3.562	*13,1%*	*3.926*
εκ των οποίων:< €90.000 πιστωτικό όριο	*1.016*	*848*	*19,8%*	*963*
Μεσαίες και Μεγάλες Επιχειρήσεις	13.205	11.831	*11,6%*	*12.894*
Νοτιοανατολική Ευρώπη	***4.712***	***3.059***	***54,1%***	***4.029***
Στεγαστικά	*864*	*432*	*99,9%*	*733*
Καταναλωτική Πίστη	*411*	*341*	*20,6%*	*392*
Επιχειρηματικά Δάνεια	*3.437*	*2.286*	*50,4%*	*2.904*

Κεφάλαια Πελατών	**42.888**	**37.781**	***13,5%***	***41.170***
εκ των οποίων:				
Καταθέσεις	*31.336*	*26.364*	*18,9%*	*30.295*
Ελλάδα	*27.343*	*23.404*	*16,8%*	*26.673*
Όψεως και Ταμιευτηρίου	14.512	14.568	*(0,4%)*	14.654
Προθεσμίας και ομόλογα Alpha Bank	12.831	8.836	*45,2%*	12.019
Νοτιοανατολική Ευρώπη	3.993	2.960	*34,9%*	3.622
Πωλήσεις Ομολόγων	1.166	1.190	*(2,0%)*	1.156
Αμοιβαία Κεφάλαια	4.515	4.912	*(8,1%)*	4.201
Διαχείριση Κεφαλαίων	5.430	4.949	*9,7%*	5.129
εκ των οποίων: Private Banking	*5.200*	*4.688*	*10,9%*	*4.916*

ALPHA BANK

ΣΤΑΔΙΟΥ 40, 102 52 ΑΘΗΝΑΙ

ΑΡ.Μ.Α.Ε.: 6066/06/Β/86/05

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2007 μέχρι 31η Μαρτίου 2007

(Σύμφωνα με το Π.Δ. 360/1985 και την απόφαση 2/396/31.8.2006 του Δ.Σ. της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες Ευρώ)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι περιοδικές οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή, όποτε αυτή απαιτείται.
Οι ενδιάμεσες οικονομικές καταστάσεις της 31.3.2007 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 26ης Απριλίου 2007.

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία 31.03.2007	Ενοποιημένα Στοιχεία 31.12.2006	Στοιχεία Τραπέζης 31.03.2007	Στοιχεία Τραπέζης 31.12.2006
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.031.113	2.675.702	1.737.039	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	8.981.976	4.636.712	10.771.348	6.164.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών	235.240	305.991	230.305	346.207
Παράγωγα χρηματοοικονομικά μέσα	328.323	245.676	329.755	254.566
Δάνεια και απαιτήσεις κατά πελατών	33.848.372	32.223.034	29.152.372	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου - Διαθέσιμα προς πώληση	3.893.173	7.552.602	5.338.858	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	-	-	1.597.793	1.593.550
Επενδύσεις σε συγγενείς εταιρίες	4.037	4.091	-	-
Επενδύσεις σε ακίνητα	47.002	31.518	41.924	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	922.685	935.996	546.077	544.636
Υπεραξία και λοιπά άυλα πάγια	115.684	117.138	42.565	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις	303.016	276.973	288.385	261.363
Λοιπά στοιχεία Ενεργητικού	337.413	309.840	258.906	229.825
	52.048.036	49.315.273	50.335.327	46.676.099
Στοιχεία Ενεργητικού προς πώληση	129.267	484.387	93.892	92.513
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	52.177.303	49.799.660	50.429.219	46.768.612
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	4.784.369	6.686.526	5.492.837	7.222.117
Παράγωγα χρηματοοικονομικά μέσα	333.566	224.576	336.420	226.223
Υποχρεώσεις προς πελάτες	24.834.737	23.573.908	20.849.525	20.372.543
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	16.541.314	13.789.253	19.709.285	15.148.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	155.410	129.077	107.899	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις	178.976	140.208	174.676	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζομένους	549.412	548.584	512.512	513.311
Λοιπές υποχρεώσεις	810.822	675.003	682.713	584.358
Προβλέψεις	49.005	65.263	3.435	17.901
	48.237.611	45.832.398	47.869.302	44.332.776
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	1.790	353.595	-	-
Σύνολο Υποχρεώσεων (α)	48.239.401	46.185.993	47.869.302	44.332.776
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.591.286	1.591.286	1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	127.961	127.961	127.961	127.961
Αποθεματικά	447.704	351.697	313.722	207.853
Ποσά που αναγνωρίστηκαν απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση	-	(2.576)	-	-
Αποτελέσματα εις νέον	888.050	686.018	570.507	523.201
Ίδιες μετοχές	(43.747)	(14.653)	(43.559)	(14.465)
Καθαρή θέση μετόχων της Τραπέζης	3.011.254	2.739.733	2.559.917	2.435.836
Δικαιώματα τρίτων	38.689	44.280	-	-
Υβριδικά κεφάλαια	887.959	829.654	-	-
Σύνολο Καθαρής Θέσεως (β)	3.937.902	3.613.667	2.559.917	2.435.836
ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	52.177.303	49.799.660	50.429.219	46.768.612

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία 31.03.2007	Ενοποιημένα Στοιχεία 31.03.2006	Στοιχεία Τραπέζης 31.03.2007	Στοιχεία Τραπέζης 31.03.2006
Καθαρή θέση ενάρξεως περιόδου (1.1.2007 και 1.1.2006 αντίστοιχα)	3.613.667	3.122.684	2.435.836	1.951.437
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος	256.379	151.143	47.326	118.549
	3.870.046	3.273.827	2.483.162	2.069.986
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	(4.706)	(884)	-	-
Διανεμηθέντα μερίσματα	(1.077)	(1.389)	-	-
Αποτέλεσμα που αναγνωρίσθηκε απ' ευθείας στην καθαρή θέση	95.692	(50.649)	104.668	(50.131)
(Αγορές) / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	14.033	24.587	(29.094)	-
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(37.267)	(39.927)	-	-
Λοιπά	1.181	1.181	1.181	1.365
Καθαρή θέση λήξεως περιόδου (31.3.2007 και 31.3.2006 αντίστοιχα)	3.937.902	3.206.746	2.559.917	2.021.240

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2007	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2007	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2006
Τόκοι και εξομοιούμενα έσοδα	765.091	592.743	696.728	529.389
Τόκοι και εξομοιούμενα έξοδα	(402.952)	(251.517)	(411.647)	(252.801)
Καθαρό έσοδο από τόκους	362.139	341.226	285.081	276.588
Έσοδα από αμοιβές και προμήθειες	116.268	99.681	78.945	69.491
Προμήθειες έξοδα	(8.800)	(5.434)	(5.076)	(4.100)
Καθαρό έσοδο από αμοιβές και προμήθειες	107.468	94.247	73.869	65.391
Έσοδα από μερίσματα	383	186	10.534	10.784
Αποτελέσματα χρηματοοικονομικών πράξεων	29.928	24.159	(86.648)	18.102
Λοιπά έσοδα	19.789	12.275	9.418	2.566
	50.100	36.620	(66.696)	31.452
Σύνολο εσόδων	519.707	472.093	292.254	373.431
Αμοιβές και έξοδα προσωπικού	(127.306)	(115.877)	(95.487)	(91.174)
Γενικά διοικητικά έξοδα	(88.652)	(75.940)	(71.602)	(58.210)
Αποσβέσεις	(16.867)	(15.572)	(11.287)	(9.994)
Λοιπά έξοδα	(665)	(218)	(549)	(417)
Σύνολο εξόδων	(233.489)	(207.607)	(178.925)	(159.795)
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(62.383)	(64.900)	(52.005)	(57.332)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(44)	(252)	-	-
	(62.427)	(65.152)	(52.005)	(57.332)
Κέρδη πριν το φόρο εισοδήματος	223.791	199.334	61.324	156.304
Φόρος εισοδήματος	(49.209)	(46.901)	(13.998)	(37.755)
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες	174.582	152.433	47.326	118.549
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	81.797	(1.290)	-	-
Καθαρά κέρδη μετά το φόρο εισοδήματος	256.379	151.143	47.326	118.549
Καθαρά κέρδη που αναλογούν σε:				
Μετόχους της Τραπέζης	256.140	150.666	-	-
Τρίτους	239	477	-	-
Καθαρά κέρδη ανά μετοχή:				
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες				
Βασικά (€ ανά μετοχή)	0,63	0,38	-	-
Προσαρμοσμένα (€ ανά μετοχή)	0,63	0,38	-	-
Από συνεχιζόμενες δραστηριότητες				
Βασικά (€ ανά μετοχή)	0,43	0,38	0,12	0,30
Προσαρμοσμένα (€ ανά μετοχή)	0,43	0,38	0,12	0,30

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2007	Ενοποιημένα Στοιχεία Από 1 Ιανουαρίου έως 31.03.2006	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2007	Στοιχεία Τραπέζης Από 1 Ιανουαρίου έως 31.03.2006
Σύνολο εισροών / (εκροών) από συνεχιζόμενες λειτουργικές δραστηριότητες (α)	(185.193)	(562.445)	1.717.156	501.810
Σύνολο εισροών / (εκροών) από συνεχιζόμενες επενδυτικές δραστηριότητες (β)	3.743.641	(88.343)	2.129.532	(309.287)
Σύνολο εισροών / (εκροών) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες (γ)	209.478	(6.824)	163.783	(51.683)
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου από συνεχιζόμενες δραστηριότητες (α) + (β) + (γ)	3.767.926	(657.612)	4.010.471	140.840
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(2.081)	3.185	130	110
Σύνολο εισροών / (εκροών) περιόδου από συνεχιζόμενες δραστηριότητες	3.765.845	(654.427)	4.010.601	140.950
Καθαρές ταμειακές ροές από διακοπείσες λειτουργικές δραστηριότητες	-	4.974	-	-
Καθαρές ταμειακές ροές από διακοπείσες επενδυτικές δραστηριότητες	160.700	7.762	-	-
Καθαρή αύξηση / (μείωση) ταμειακών ροών από διακοπείσες δραστηριότητες	160.700	12.736	-	-
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	4.575.831	5.665.814	4.608.407	5.083.955
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	8.502.376	5.024.123	8.619.008	5.224.905

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK" (μητρική εταιρία), καθώς και το ποσοστό με το οποίο η μητρική συμμετέχει σε αυτές, άμεσα ή έμμεσα, κατά την 31.3.2007 είναι:

Α. Θυγατρικές εταιρίες, που ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:

α/α	Επωνυμία Εταιρίας	Έδρα	% Συμμετοχής
1.	Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00
2.	Alpha Bank Ltd	Κύπρος	100,00
3.	Alpha Bank Romania S.A.	Ρουμανία	99,91
4.	Alpha Bank AD Skopje	FYROM	100,00
5.	Alpha Bank Jersey Ltd	Jersey	100,00
6.	Alpha Bank Srbija A.D.	Σερβία	99,99
7.	Alpha Leasing A.E.	Ελλάδα	99,76
8.	Alpha Leasing Romania S.A.	Ρουμανία	100,00
9.	ABC Factors A.E.	Ελλάδα	100,00
10.	Alpha Asset Finance C.I. Ltd	Jersey	100,00
11.	Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	100,00
12.	Alpha Finance US Corporation	Η.Π.Α.	100,00
13.	Alpha Finance Romania S.A.	Ρουμανία	100,00
14.	Alpha Advisory Romania S.R.L.	Ρουμανία	100,00
15.	AEF European Capital Investments B.V.	Ολλανδία	100,00
16.	Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	100,00
17.	Alpha Group Jersey Ltd	Jersey	100,00
18.	Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00
19.	ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00
20.	Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00
21.	Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00
22.	Alpha Insurance Brokers S.R.L.	Ρουμανία	100,00
23.	Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	71,14
24.	Alpha Real Estate D.O.O. Beograd	Σερβία	100,00
25.	Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	100,00
26.	Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	93,28
27.	Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00
28.	Alpha Group Investments Ltd	Κύπρος	100,00
29.	Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00
30.	Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00
31.	Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00
32.	Alpha Trustees Ltd	Κύπρος	99,99
33.	Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00
34.	Messana Holdings S.A.	Λουξεμβούργο	100,00
35.	Flagbright Ltd	Ηνωμένο Βασίλειο	100,00
36.	Τουριστικά Θέρετρα Α.Ε.	Ελλάδα	100,00
37.	Καφέ Alpha Α.Ε.	Ελλάδα	100,00
38.	Ευρυμάθεια Α.Ε.	Ελλάδα	100,00
39.	Alpha Immovables Bulgaria E.O.O.D.	Βουλγαρία	100,00

Β. Κοινοπραξίες, που ενοποιήθηκαν με την αναλογική μέθοδο:

α/α	Επωνυμία Εταιρίας	Έδρα	% Συμμετοχής
1.	Cardlink A.E.	Ελλάδα	50,00
2.	APE Fixed Assets A.E.	Ελλάδα	60,10
3.	APE Commercial Property A.E.	Ελλάδα	60,10

Γ. Συγγενείς εταιρίες, που αποτιμήθηκαν με τη μέθοδο της καθαρής θέσεως:

α/α	Επωνυμία Εταιρίας	Έδρα	% Συμμετοχής
1.	Εβισάκ Α.Ε.	Ελλάδα	27,00
2.	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	50,00
3.	A.L.C. Novelle Investments Ltd	Κύπρος	33,33

2. Κατά το χρονικό διάστημα 1.4.2006 έως 31.3.2007 επήλθαν οι παρακάτω μεταβολές στις εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις.
α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:
- Νέες εταιρίες: Την 30.6.2006 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha Insurance Brokers S.R.L. που ιδρύθηκε από την Alpha Bank Romania S.A. Την 30.9.2006 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha Real Estate D.O.O. Beograd που ιδρύθηκε από την Alpha Αστικά Ακίνητα Α.Ε. Την 31.12.2006 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Alpha Astika Akinita D.O.O.E.L. Skopje που ιδρύθηκε από την Alpha Αστικά Ακίνητα Α.Ε., Alpha Group Investments Ltd που αποκτήθηκε από την Τράπεζα και Καφέ Alpha A.E. που ιδρύθηκε από την Τράπεζα. Την 31.3.2007 ενοποιήθηκε για πρώτη φορά η Alpha Immovables Bulgaria E.O.O.D., που ιδρύθηκε από την Alpha Αστικά Ακίνητα Α.Ε.
- Συγχωνεύσεις δι' απορροφήσεως: Alpha A.E. Συμμετοχών και Επενδύσεων από την Alpha A.E. Επενδυτικών Συμμετοχών (31.5.2006), Alpha Asset Management Α.Ε.Π.Ε.Υ. από την Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων Α.Ε. (19.9.2006), η οποία μετονομάσθηκε σε Alpha Asset Management A.E.Δ.A.K. και Alpha Asset Finance Ltd από την Alpha Bank Ltd (12.12.2006).
- Μεταβιβάσεις εντός Ομίλου: Κατάστημα Βελιγραδίου της Alpha Bank A.E. στην Jubanka A.D. Beograd (31.5.2006), η οποία μετονομάσθη σε Alpha Bank A.D. Beograd (1.6.2006) και εν συνεχεία σε Alpha Bank Srbija A.D. (9.10.2006) και Καφέ Μαζί Α.Ε. από τη μητρική Alpha Bank A.E. στην Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. (12.10.2006). Στη συνέχεια η Καφέ Μαζί Α.Ε. μετονομάσθη σε Τουριστικά Θέρετρα Α.Ε.
- Αποσχίσεις κλάδων: Την 13.3.2007 ολοκληρώθηκε η απόσχιση, από τον κλάδο ξενοδοχειακών επιχειρήσεων της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., του τμήματος των επιχειρήσεων Ρόδου (Hilton Rhodes) και η αναδοχή του από την επίσης θυγατρική εταιρία της Τραπέζης Τουριστικά Θέρετρα Α.Ε. Την 21.3.2007 μεταβιβάστηκε ο κλάδος εκμεταλλεύσεως κυλικείου, της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην επίσης θυγατρική Καφέ Alpha Α.Ε.
β. Στις εταιρίες που αποτιμώνται με τη μέθοδο της καθαρής θέσεως:
- Πωλήσεις: Geosynthesis A.E. (14.6.2006) και Icap A.E. (21.12.2006).
- Εκκαθάριση εταιρίας: Γαιογνώμων Α.Ε. (13.12.2006).
- Αλλαγή μεθόδου αποτίμησης: Η εταιρία Propindex A.E., η οποία αποτιμάτο με τη μέθοδο της καθαρής θέσεως, δεν αποτιμάται πλέον με την ίδια μέθοδο λόγω μειώσεως, την 1.7.2006, του ποσοστού συμμετοχής θυγατρικής της Τραπέζης σε αυτή κάτω του 20%.

3. Την 23.3.2007 μεταβιβάσθηκε το 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στην διεθνούς κύρους γαλλική ασφαλιστική εταιρία AXA. Τα αποτελέσματα της Alpha Ασφαλιστική Α.Ε., για την περίοδο 1.1.2007 - 23.3.2007 και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό "Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες" και αναλύονται ως εξής:

	1.1-31.03.2007	1.1-31.03.2006
Καθαρό έσοδο από τόκους	860	1.416
Καθαρό έσοδο από αμοιβές και προμήθειες	409	380
Αποτελέσματα χρηματοοικονομικών πράξεων	-	805
Λοιπά έσοδα (Ασφάλιστρα κ.λπ.)	3.573	6.586
Σύνολο εσόδων	4.842	9.187
Αμοιβές και έξοδα προσωπικού	(2.338)	(3.657)
Γενικά διοικητικά έξοδα	(1.583)	(5.231)
Αποσβέσεις	(239)	(495)
Σύνολο εξόδων	(4.160)	(9.383)
Κέρδη / (ζημίες) πριν το φόρο εισοδήματος	682	(196)
Φόρος εισοδήματος	(421)	(1.094)
Καθαρά κέρδη / (ζημίες) μετά το φόρο εισοδήματος	261	(1.290)
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	81.536	-
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	81.797	(1.290)

Λόγω της εφαρμογής του Δ.Π.Χ.Π. 5, έχουν τροποποιηθεί τα στοιχεία της καταστάσεως αποτελεσμάτων και της καταστάσεως ταμειακών ροών της περιόδου 1.1. - 31.03.2006, ώστε να καταστούν συγκρίσιμα, όπως αναφέρεται στη σημείωση 18 των οικονομικών καταστάσεων του Ομίλου.

4. Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Alpha Leasing A.E., Messana Holdings S.A. και Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.
5. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
6. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης.
7. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 31.3.2007, ήταν 12.006 άτομα (31.3.2006: άτομα 11.631) και στην Τράπεζα 7.302 άτομα (31.3.2006: άτομα 7.195).
8. Από τις συναλλαγές με τα συνδεδεμένα μέρη, για το χρονικό διάστημα από 1.1.2007 έως 31.3.2007, προέκυψαν τα εξής ποσά:
- με διευθυντικά στελέχη και μέλη Διοικήσεως: α) Ομίλου: έσοδα € 19 χιλ., έξοδα € 3.011 χιλ. β) Τραπέζης: έσοδα € 5 χιλ., έξοδα € 1.527 χιλ.
- με λοιπά συνδεδεμένα μέρη: α) Ομίλου: έσοδα € 12 χιλ. β) Τραπέζης: έσοδα € 64.010 χιλ., έξοδα € 199.799 χιλ. Τα υπόλοιπα, κατά την 31.3.2007, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές, έχουν ως εξής:
- με διευθυντικά στελέχη και μέλη της Διοικήσεως: α) Ομίλου: απαιτήσεις € 3.413 χιλ., υποχρεώσεις € 47.885 χιλ., εγγυητικές επιστολές € 62 χιλ. β) Τραπέζης: απαιτήσεις € 2.451 χιλ., υποχρεώσεις € 29.891 χιλ., εγγυητικές επιστολές € 62 χιλ.
- με λοιπά συνδεδεμένα μέρη: α) Ομίλου: απαιτήσεις € 554 χιλ., υποχρεώσεις € 7 χιλ. β) Τραπέζης: απαιτήσεις € 5.232.238 χιλ., υποχρεώσεις € 21.285.378 χιλ., εγγυητικές επιστολές και λοιπές εγγυήσεις € 251.930 χιλ.
9. Οι λογιστικές αρχές που ακολούθησαν ο Όμιλος και η Τράπεζα για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 31.3.2007 είναι συνεπείς με αυτές που αναφέρονται στις ετήσιες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2006, οι οποίες έχουν αναρτηθεί στο διαδίκτυο.

Αθήναι, 26 Απριλίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

Press Release

Q1 2007 Results

Net Profit of Euro 256 million (+70%)

"Alpha Bank enters 2007 with an accelerated expansion plan already in place targeting a network of 1,300 Branches by the end of this decade. Two thirds of the Branches are to be located outside Greece, in Southeastern Europe. Building on our successes and experience, I am convinced that the organic expansion strategy we follow is the right one in terms of costs and effectiveness. This strengthens gradually our profitability on a sustainable basis so as to more than double earnings per share by 2010."

Yannis S. Costopoulos, Chairman

"In the first quarter of 2007, profitability was strong and in line with our objectives outlined during our Capital Markets Day in Bucharest. Our performance is supported by rapid volume growth in retail banking and in medium-sized companies and by the expansion of our Branch network in Southeastern Europe. The results so far combined with ongoing focus on efficiency give us confidence that, despite spread pressures, our profitability remains robust."

Demetrios P. Mantzounis, Managing Director

FINANCIAL SUMMARY

- **Net profit up by 70% to Euro 256 million.**
- **Earnings per share at Euro 0.63 from Euro 0.38 last year (+66%).**
- **Return on equity at 35.6% from 26.8% last year.**
- **Net interest margin (net of impairment losses) maintained at 2.4%.**
- **Cost to income ratio improved to 44.9% from 45.7% in 2006.**
- **Capital adequacy at 13.7% with Tier I at 10.5%.**

KEY DEVELOPMENTS

- **Organic expansion in Southeastern Europe accelerates.**
  Lending growth accelerates to 81% in the Balkans and 33% in Cyprus, with profits rising by 29%. By the end of 2007 we plan to have added 132 Branches in Southeastern Europe and 45 Branches in Turkey following completion of the Abank transaction.

ALPHA BANK

- **Expansion in retail banking in Greece continues at rapid pace.** The increase in mortgages by 24% and consumer credit by 21% are complemented by an increase in profits before taxes of the Retail Banking Unit of 24%.

OUTLOOK FOR GROWTH – "AGENDA 2010 REVISITED"

Alpha Bank's strategy is based upon two pillars:

- Continuous focus in further developing retail banking activities in Greece.
- Rapid expansion of our operations in Southeastern Europe through an accelerated growth of our presence in the region.

This ambitious strategy is consequently implemented, setting the stage for achieving key targets as follows:

- **EPS growth of at least 20%** for the period 2007-2010.
- **Cost to income ratio of about 42%** by 2010.
- **Return on equity greater than 28%** by 2010.

Alpha Bank is focused on accelerating its growth in the fast developing Southeastern European region, building a network of about 870 Branches, including 100 Branches in Turkey, by 2010, with the total number of Branches reaching 1,300 with 17,000 Employees. This underpins its target to achieve a 10% market share in Southeastern Europe, excluding Turkey, with the region accounting for about 25% of the Group profits by the end of this decade.

SUMMARY PROFIT AND LOSS

(in Euro million)	Q1 2007	Q1 2006	% change
Operating Income *	**457.3**	**406.9**	**12.4%**
Of which:			
Greece	386.4	348.9	10.7%
Southeastern Europe	66.7	52.9	26.3%
Operating Expenses	**233.5**	**207.6**	**12.5%**
Of which:			
Greece	188.6	169.1	11.5%
Southeastern Europe	42.1	33.7	24.8%
Profit before Tax	**223.8**	**199.3**	**12.3%**
Of which:			
Greece	197.8	179.8	10.0%
Southeastern Europe	24.7	19.2	28.9%
Net Profit	**256.1**	**150.7**	**70.0%**

** Net of impairments*

ALPHA BANK

BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

(in Euro million)	**31.03.2007**	**31.03.2006**	**% change**
Assets	**52,117**	**45,090**	**15.6%**
Equity	**3,011**	**2,278**	**32.2%**
Loans	**34,817**	**29,084**	**19.7%**
Of which:			
Greece	29,409	25,304	16.2%
Southeastern Europe	4,712	3,059	54.1%
Deposits	**32,166**	**27,047**	**18.9%**
Of which:			
Greece	27,343	23,404	16.8%
Southeastern Europe	3,993	2,960	34.9%
Private Banking	**5,200**	**4,688**	**10.9%**
Mutual Funds	**4,515**	**4,912**	**(8.1%)**

Enquiries:

Alpha Bank
Marinos Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366
Michael Massourakis, Group Chief Economist Tel.: +30 210 326 2828
Vassilios Psaltis, Manager of Investor
and Analyst Relations Division Tel.: +30 210 326 2830
www.alpha.gr

Financial Dynamics
Geoffrey Pelham-Lane Tel.: +44 20 7269 7194

Athens, April 27, 2007

ALPHA BANK

FIRST QUARTER 2007 OVERVIEW

In Q1 2007, **net profit** increased by 70% to **Euro 256.1 million**. Whilst operating in an increasingly competitive environment, **net interest margin (NIM)** net of impairment losses remained stable compared to Q4 2006 at **2.4%**. This is due to the continuing shift of the loan portfolio towards retail banking despite compression in lending spreads in the greek market. **Fee and commission income** rose by 14% driven mainly by the growth in retail business. Also, **income from financial operations** reached Euro 29.9 million as a function of the ordinary treasury activities, the profit related to the long term distribution agreement with AXA and the recycling of the available for sale portfolio, with the latter enhancing net interest income growth going forward. Furthermore, **other income** reached Euro 20.1 million.

Operating costs increased by 12.5% reaching Euro 233.5 million with staff costs rising by 9.9% and general expenses by 17.3%. Cost growth in Southeastern Europe (+24.8%) reflects the expansion of our Network and the corresponding hiring of Staff in the region. Operating costs in Greece were up 11.5%, affected by high outsourcing expenses, which partly relate to our expansion into Southeastern Europe.

Customer lending before impairments reached Euro 34.8 billion (+19.7%) at the end of March 2007, supported by loan growth in Greece (+16.2%) and overall loan growth in Southeastern Europe (+54.1%). **Allowances for impairments** stood at Euro 968 million at the end of March 2007, while in Q1 2007 Euro 106 million were written-off, compliant with our new policy to write-off loans that are delinquent for more than a year. **Impairment losses** as a percentage of average loans have further improved to 73 bps vs. 81 bps in Q4 2006, reflecting a more benign credit environment and the acceleration of our collection efforts.

Customer assets grew to Euro 42.9 billion (+13.5%). Deposits in Greece, including Alpha Bank bonds sold to the retail market, grew to Euro 27.3 billion (+16.8%), mainly due to a 45.2% increase of money market placements. This increase reflects mainly new funds attracted from the market as well as a shift from bond mutual funds to liquidity. Finally, deposits in Southeastern Europe increased significantly to Euro 4 billion (+34.9%).

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Retail Banking *(in Euro million)*	**Q1 2007**	**Q1 2006**	**% change**
Total Income	271.8	242.9	11.9%
Total Expenses	132.4	115.9	14.2%
Impairment Losses	24.0	33.6	(28.7%)
Profit before tax	115.5	93.4	23.6%
Return on Regulatory Capital	45.6%	45.3%	...
Risk Weighted Assets	12,650	10,307	22.7%
Cost / Income Ratio	48.7%	47.7%	...
Customer Financing (end-period)	16,204	13,474	20.3%

Business unit pre tax profits amounted to Euro 115.5 million in Q1 2007, up 23.6% from last year. New disbursements to households soared with outstandings in Q1 2007 at significant levels. **Mortgage loan** outstanding balances grew by 23.8% to Euro 8.8 billion, with new disbursements exceeding Euro 818 million in Q1 2007. Consumer credit rose by 20.5% to Euro 3.4 billion, with **consumer loan** balances rising by 26.7% and new disbursements of Euro 434 million in Q1 2007 and **credit card** balances up by 8.6%. Loans to **small businesses** (defined as companies with turnover below Euro 2.5 million or credit limits up to Euro 1 million) recorded an increase of 13.1%, while loans to **very small businesses** (defined as those with up to Euro 90,000 credit limits), rose by 19.8%.

In an environment of intensifying competition in lending to households, Alpha Bank is well placed to benefit from the emerging demand trends. In this context, new disbursements in mortgages rose in Q1 2007 by 46.6% compared to Q1 2006, capitalising on the shifting trends of demand towards fixed rate mortgages. Furthermore, benefiting from the popularity of its "Alpha All in One" proposition, Alpha Bank has managed to increase its new disbursements in consumer loans by 40.9%, while the innovative "Bonus Card" multi-retailer loyalty programme strongly supported the issuance of new credit cards exceeding 51,000 in Q1 2007, up 42.5% compared to the respective period last year.

OPERATIONS IN SOUTHEASTERN EUROPE

Operations in Southeastern Europe *(in Euro million)*	**Q1 2007**	**Q1 2006**	**% change**
Total Income	75.3	59.5	26.6%
Total Expenses	42.1	33.7	24.8%
Impairment Losses	8.6	6.6	29.5%
Profit before tax	24.7	19.2	28.9%
Return on Regulatory Capital	30.8%	32.0%	...
Risk Weighted Assets	4,018	2,990	34.4%
Cost / Income Ratio	55.9%	56.7%	...
Customer Financing (end-period)	4,712	3,059	54.1%

Business unit pre tax profits in Q1 2007 reached Euro 24.7 million (+28.9%) as we managed to increase income faster than the expenses associated with the rapid expansion of our Network in Southeastern Europe. In particular, we currently operate a network of 280 Branches, of which 75 in Romania, 49 in Bulgaria, 103 in Serbia, 15 in Albania, 10 in FYROM and 28 in Cyprus. Our organic expansion strategy is well on track to add a total of 132 Branches in Southeastern Europe by the end of 2007 as in the first quarter this year we have opened 12 Branches, we have secured locations for another 65 Branches, in 55 of which construction operations have already began.

Benefiting from the strength of the Alpha Bank brand in the region, we managed to achieve strong growth in lending (+54.1%) and deposits (+34.9%), with outstanding balances standing at Euro 4.7 billion and Euro 4.0 billion respectively. In the Balkan countries we further developed our lending to households as mortgages and consumer credit increased strongly by 137.6% and 62.2% respectively. Moreover, in Cyprus lending grew by 32.6%, supported by an 88.7% increase in mortgages, benefiting from the inbound demand for summer homes.

MEDIUM AND LARGE CORPORATES

Medium and Large Corporate *(in Euro million)*	Q1 2007	Q1 2006	% change
Total Income	92.9	89.9	3.3%
Total Expenses	27.0	25.0	8.0%
Impairment Losses	29.9	24.6	21.4%
Profit before tax	36.0	40.3	(10.7%)
Return on Regulatory Capital	14.7%	17.8%	...
Risk Weighted Assets	12,261	11,307	8.4%
Cost / Income Ratio	29.1%	27.8%	...
Customer Financing (end-period)	13,205	11,831	11.6%

Business unit pre tax profits in Q1 2007 reached Euro 36 million, as income grew moderately, reflecting competitive pricing conditions. Alpha Bank is taking a fresh approach to medium sized companies by creating 10 Business Centres in 2007 (first already in operation) to take over the credit and sales relationship for approximately 7,000 clients from the Branches. This new business model will upgrade the service we provide to this important customer segment, and will facilitate the transformation of the Branches to retail banking outlets servicing households and small businesses.

ASSET MANAGEMENT

Asset Management *(in Euro million)*	Q1 2007	Q1 2006	% change
Total Income	31.1	26.5	17.2%
Total Expenses	13.6	14.4	(5.5%)
Profit before tax	17.5	12.2	44.0%
Return on Regulatory Capital	142.9%	121.6%	...
Risk Weighted Assets	610	497	22.8%
Cost / Income Ratio	43.7%	54.2%	...
Customer Funds (end-period)	9,945	9,861	0.9%

Business unit pre tax profits in Q1 2007 reached Euro 17.5 million (+44%). With regards to the **mutual fund** business, assets under management reached Euro 4.5 billion at the end of March 2007, increasing by more than Euro 300 million compared to the end of 2006. Alpha Bank, with a market share of 20%, has a leading position in equity mutual funds, the most lucrative segment in the market. Good progress is furthermore registered in the recently launched Fund of Funds, which has attracted Euro 630 million, and the Defensive Strategy Balanced Fund (Euro 308 million), while the product offer is enhanced by the introduction of the "GAIA" Real Estate Balanced Fund. Moreover, assets of **private banking** clients have increased by 10.9% to Euro 5.2 billion, with advisory mandates growing by 21%. The asset management business, including insurance, is expected to grow faster in the future on the basis of the cooperation agreement with AXA, which will further enhance our investment and insurance product offering in the market.

INVESTMENT BANKING AND TREASURY

Investment Banking and Treasury *(in Euro million)*	**Q1 2007**	**Q1 2006**	**% change**
Total Income	27.9	40.6	(31.3%)
Total Expenses	8.5	8.2	3.6%
Profit before tax	19.4	32.4	(40.1%)
Return on Regulatory Capital	24.3%	48.4%	...
Risk Weighted Assets	3,999	3,350	19.4%
Cost / Income Ratio	30.3%	20.1%	...

Business unit pre tax profits in Q1 2007 reached Euro 19.4 million, of which Euro 5.5 million relate to investment banking business, primarily from brokerage activity.

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS						
in Euro million	31/3/2007	31/12/2006	30/9/2006	30/6/2006	31/3/2006	% Mar. 2007 / Mar. 2006
Assets	52,177	49,443	47,481	46,127	45,090	15.7%
Loans	33,848	32,223	31,125	29,749	27,983	21.0%
Securities	4,128	7,859	8,248	8,241	8,028	(48.6%)
Deposits	32,166	31,015	29,969	28,087	27,047	18.9%
Private Banking	5,200	4,916	4,681	4,501	4,688	10.9%
Mutual Funds	4,515	4,201	4,193	4,409	4,912	(8.1%)
Senior Debt	7,973	5,319	4,653	4,177	4,248	87.7%
Subordinated Debt	1,237	1,029	998	1,001	1,030	20.1%
Hybrid Capital	888	830	838	841	870	2.1%
Shareholders Equity	3,011	2,737	2,228	2,065	2,278	32.2%

INCOME STATEMENT						
in Euro million	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	% Q1 2007 / Q1 2006
Operating Income	519.7	503.3	489.2	477.9	471.8	*10.1%*
Impairment losses	(62.4)	(66.0)	(58.1)	(65.0)	(64.9)	*(3.9%)*
Operating Income (net of impairment losses)	457.3	437.3	431.1	412.9	406.9	*12.4%*
Net Interest Income (net of impairment losses)	299.7	296.1	302.8	288.4	276.3	*8.5%*
Fee and commission income	107.5	105.9	101.0	98.9	94.2	*14.0%*
Income from financial operations	29.9	17.1	8.9	5.4	24.2	*23.9%*
Other income	20.1	18.1	18.4	20.2	12.2	*64.9%*
Operating Expenses	(233.5)	(240.0)	(215.7)	(224.1)	(207.6)	*12.5%*
Staff costs	(127.3)	(125.4)	(117.0)	(117.8)	(115.9)	*9.9%*
General expenses	(89.3)	(97.9)	(83.5)	(91.2)	(76.2)	*17.3%*
Depreciation and amortization expenses	(16.9)	(16.7)	(15.3)	(15.1)	(15.6)	*8.3%*
Profit before tax	223.8	197.3	215.4	188.8	199.3	*12.3%*
Income Tax	(49.2)	(45.7)	(45.7)	(37.1)	(46.9)	*4.9%*
Net Profit from continued operations	174.6	151.5	169.7	151.7	152.4	*14.5%*
Profit from discontinued operations	81.8	1.4	(1.6)	4.2	(1.3)	...
Net Profit	256.1	152.5	167.5	155.2	150.7	*70.0%*

RATIOS						
	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	
Net Interest Income (net of impairment losses) / Average Assets - MARGIN	2.4%	2.4%	2.6%	2.5%	2.5%	
Cost to Income Ratio	44.9%	47.7%	44.1%	46.9%	44.0%	
Return on Equity after tax and minorities -ROE	35.6%	24.6%	31.2%	28.6%	26.8%	
Capital Adequacy Ratio (Total)	13.7%	12.9%	11.8%	12.5%	13.2%	
Capital Adequacy Ratio (Tier I)	10.5%	10.2%	9.2%	9.6%	10.2%	

BUSINESS VOLUMES				
in Euro million	Mar. 2007	Mar. 2006	% change	Dec. 2006
Customer Financing	**34,817**	**29,084**	***19.7%***	***33,200***
of which:				
Greece	*29,409*	*25,304*	*16.2%*	*28,444*
Mortgages	8,772	7,087	*23.8%*	*8,386*
Consumer Loans	2,364	1,866	*26.7%*	*2,205*
Credit Cards	1,041	959	*8.6%*	*1,033*
Small Business Loans	4,027	3,562	*13.1%*	*3,926*
of which:< €90,000 in limits	*1,016*	*848*	*19.8%*	*963*
Medium and Large Business Loans	13,205	11,831	*11.6%*	*12,894*
Southeastern Europe	***4,712***	***3,059***	***54.1%***	***4,029***
Mortgages	*864*	*432*	*99.9%*	*733*
Consumer Credit	*411*	*341*	*20.6%*	*392*
Business Loans	*3,437*	*2,286*	*50.4%*	*2,904*
Customer Assets	**42,888**	**37,781**	***13.5%***	***41,170***
of which:				
Deposits	*31,336*	*26,364*	*18.9%*	*30,295*
Greece	*27,343*	*23,404*	*16.8%*	*26,673*
Sight & Savings	14,512	14,568	*(0.4%)*	14,654
Time deposits & Alpha Bank Bonds	12,831	8,836	*45.2%*	12,019
Southeastern Europe	3,993	2,960	*34.9%*	3,622
Bond Sales	1,166	1,190	*(2.0%)*	1,156
Mutual Funds	4,515	4,912	*(8.1%)*	4,201
Portfolio Management	5,430	4,949	*9.7%*	5,129
of which: Private Banking	*5,200*	*4,688*	*10.9%*	*4,916*

ALPHA BANK

S.A REGISTRATION NUMBER : 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

FOR THE PERIOD FROM JANUARY 1, 2007 TO MARCH 31, 2007

(In accordance with P.D. 360/1985 and decision 2/396/31.8.2006 of the Board of Directors of the Capital Market Commission)

(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S) are available together with the auditor's report if required.

The interim financial statements as at 31.3.2007 were approved by the Board of Directors on 26th April 2007

BALANCE SHEET	Consolidated		Alpha Bank	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
ASSETS				
Cash and balances with Central Banks	3,031,113	2,675,702	1,737,039	1,477,675
Due from banks	6,961,976	4,636,712	10,771,348	6,184,068
Securities held for trading	235,240	305,991	230,305	348,207
Derivative financial assets	328,323	245,676	329,755	254,566
Loans and advances to customers	33,646,372	32,223,034	29,152,372	28,237,681
Investment securities				
- Available for sale	3,693,173	7,552,602	5,338,858	7,462,388
Investments in subsidiaries, associates and joint ventures	-	-	1,597,793	1,593,330
Investments in associates	4,037	4,091	-	-
Investment property	47,002	31,518	41,924	42,006
Property, plant and equipment	922,685	935,996	546,077	544,636
Goodwill and other intangible assets	115,684	117,138	42,565	42,104
Deferred tax assets	303,018	276,973	288,385	261,363
Other assets	337,413	309,840	258,906	229,625
	52,048,036	49,315,273	50,335,327	46,676,099
Non-current assets held for sale	129,267	484,387	93,892	92,513
TOTAL ASSETS	52,177,303	49,799,880	50,429,219	46,768,612
LIABILITIES				
Due to banks	4,784,369	6,686,526	5,492,837	7,222,117
Derivative financial liabilities	333,566	224,576	336,420	226,223
Due to customers	24,834,737	23,573,908	20,849,525	20,372,543
Debt securities in issue and other borrowed funds	16,541,314	13,789,253	18,709,285	15,148,320
Liabilities for current income tax and other taxes	155,410	129,077	107,899	110,102
Deferred tax liabilities	178,976	140,208	174,676	137,901
Employee defined benefit obligations	549,412	548,584	512,512	513,311
Other liabilities	810,822	675,003	882,713	584,358
Provisions	49,005	65,263	3,435	17,901
	48,237,611	45,832,398	47,869,302	44,332,776
Liabilities related to non-current assets held for sale	1,790	353,595	-	-
Total Liabilities (a)	48,239,401	46,185,993	47,869,302	44,332,776
EQUITY				
Share Capital	1,591,286	1,591,286	1,591,286	1,591,286
Share premium	127,961	127,961	127,961	127,961
Reserves	447,704	351,697	313,722	207,653
Amounts recognised directly in equity relating to non-current assets held for sale	-	(2,576)	-	-
Retained earnings	888,050	686,018	570,507	523,201
Treasury shares	(43,747)	(14,653)	(43,559)	(14,465)
Equity attributable to equity holders of the Bank	3,011,254	2,738,733	2,559,917	2,435,836
Minority interests	38,689	44,260	-	-
Hybrid securities	887,959	829,654	-	-
Total Equity (b)	3,937,902	3,613,887	2,559,917	2,435,836
TOTAL LIABILITIES AND EQUITY (a) + (b)	52,177,303	49,799,880	50,429,219	46,768,612

INCOME STATEMENT FOR THE PERIOD	Consolidated From 1 January to		Alpha Bank From 1 January to	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Interest and similar income	765,091	592,743	696,728	529,389
Interest expense and similar charges	(402,952)	(251,517)	(411,647)	(252,801)
Net interest income	362,139	341,226	285,081	276,588
Fee and commission income	116,268	99,681	78,945	69,491
Commission expense	(8,800)	(5,434)	(5,076)	(4,100)
Net fee and commission income	107,468	94,247	73,869	65,391
Dividend income	383	186	10,534	10,784
Gains less losses on financial transactions	29,928	24,159	(86,648)	18,102
Other income	19,789	12,275	9,418	2,566
	50,100	36,620	(66,696)	31,452
Total income	519,707	472,093	292,254	373,431
Staff costs	(127,305)	(115,877)	(95,487)	(91,174)
General administrative expenses	(88,652)	(75,940)	(71,602)	(58,210)
Depreciation and amortization expenses	(16,867)	(15,572)	(11,287)	(9,994)
Other expenses	(665)	(218)	(549)	(417)
Total expenses	(233,489)	(207,607)	(178,925)	(159,795)
Impairment losses and provisions to cover credit risk	(62,383)	(64,900)	(52,005)	(57,332)
Share of profit (loss) of associates	(44)	(252)	-	-
	(62,427)	(65,152)	(52,005)	(57,332)
Profit before income tax	223,791	199,334	61,324	156,304
Income tax	(49,209)	(46,901)	(13,998)	(37,755)
Profit after income tax from continuing operations	174,582	152,433	47,326	118,549
Profit after income tax from discontinued operations	81,797	(1,290)	-	-
Profit after income tax	256,379	151,143	47,326	118,549
Profit attributable to				
Equity holders of the Bank	256,140	150,666	-	-
Minority interests	239	477	-	-
Earnings per share				
From continuing and discontinued operations				
Basic earnings per share (€)	0.63	0.38	-	-
Diluted earnings per share (€)	0.63	0.38	-	-
From continuing operations				
Basic earnings per share (€)	0.43	0.38	0.12	0.30
Diluted earnings per share (€)	0.43	0.38	0.12	0.30

CASH FLOW STATEMENT	Consolidated From 1 January to		Alpha Bank From 1 January to	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Net cash flows from continuing operating activities (a)	(185,193)	(582,445)	1,717,156	501,810
Net cash flows from continuing investing activities (b)	3,743,641	(68,343)	2,129,532	(309,287)
Net cash flows from continuing financing activities (c)	209,478	(6,824)	163,783	(51,683)
Net increase (decrease) in cash and cash equivalents from continuing activities (a)+(b)+(c)	3,767,926	(657,612)	4,010,471	140,840
Effect of exchange rate fluctuations on cash and cash equivalents	(2,081)	3,185	130	110
Total cash flows for the period from continuing activities	3,765,845	(654,427)	4,010,601	140,950
Net cash flows from discontinued operating activities	-	4,974	-	-
Net cash flows from discontinued investing activities	160,700	7,762	-	-
Net increase (decrease) in cash and cash equivalents from discontinued activities	160,700	12,736	-	-
Cash and cash equivalents at beginning of the period	4,575,831	5,665,814	4,608,407	5,083,955
Cash and cash equivalents at end of the period	8,502,376	5,024,123	8,619,008	5,224,905

STATEMENT OF CHANGES IN EQUITY	Consolidated		Alpha Bank	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Equity at beginning of the period (1.1.2007 and 1.1.2006 respectively)	3,613,667	3,122,484	2,435,836	1,951,437
Profit for the period after income tax	256,379	151,143	47,326	118,549
	3,870,046	3,273,627	2,483,162	2,069,986
Change of participating interests in subsidiaries	(4,706)	(884)	-	-
Dividends distributed	(1,077)	(1,389)	-	-
Net income recognised directly in equity	95,692	(50,649)	104,668	(50,131)
(Purchases) / disposals of treasury shares and hybrid securities	14,033	24,587	(29,094)	-
Dividends paid to hybrid securities holders	(37,267)	(39,927)	-	-
Other	1,181	1,181	1,181	1,385
Equity at end of the period (31.3.2007 and 31.3.2006 respectively)	3,937,902	3,206,748	2,559,917	2,021,240

ADDITIONAL DATA AND INFORMATION

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the parent's participation, directly or indirectly in them as at 31.3 2007 are:

A. Subsidiaries fully consolidated

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100 00
2	Alpha Bank Ltd	Cyprus	100 00
3	Alpha Bank Romania S A	Romania	99 91
4	Alpha Bank AD Skopje	FYROM	100 00
5	Alpha Bank Jersey Ltd	Jersey	100 00
6	Alpha Bank Srbija A.D.	Serbia	99 99
7	Alpha Leasing A E.	Greece	99.76
8	Alpha Leasing Romania S.A	Romania	100 00
9	ABC Factors A E.	Greece	100 00
10	Alpha Asset Finance C I. Ltd	Jersey	100.00
11	Alpha Finance A X E.P.E.Y.	Greece	100.00
12	Alpha Finance US Corporation	U.S.A.	100 00
13	Alpha Finance Romania S A	Romania	100 00
14	Alpha Advisory Romania S.R L.	Romania	100 00
15	AEF European Capital Investments B.V.	Holland	100 00
16	Alpha Asset Management A E D.A K.	Greece	100 00
17	Alpha Group Jersey Ltd	Jersey	100 00
18	Alpha Private Investment Services A E.P.E.Y.	Greece	100 00
19	ABL Independent Financial Advisers Ltd	United Kingdom	100 00
20	Alpha Insurance Agents A E.	Greece	100.00
21	Alpha Insurance LTD Cyprus	Cyprus	100.00
22	Alpha Insurance Brokers S R L.	Romania	100.00
23	Alpha Astika Akinita A E.	Greece	71.14
24	Alpha Real Estate D O O Beograd	Serbia	100 00
25	Alpha Astika Akinita D.O O E.L. Skopje	FYROM	100 00
26	Ionian Hotel Enterprises A E.	Greece	93.28
27	Ionian Holdings A E.	Greece	100 00
28	Alpha Group Investments Ltd	Cyprus	100 00
29	Oceanos A.T.O E.E.	Greece	100 00
30	Alpha Credit Group Plc	United Kingdom	100 00
31	Alpha Bank London Nominees Ltd	United Kingdom	100 00
32	Alpha Trustees Ltd	Cyprus	99 99
33	Alpha Ventures A E.	Greece	100 00
34	Messana Holdings S A	Luxemburg	100 00
35	Flagbright Ltd	United Kingdom	100 00
36	Tourist Resorts A E.	Greece	100.00
37	Kafe Alpha A E.	Greece	100.00
38	Evremethea A E.	Greece	100.00
39	Alpha Immovables Bulgaria E.O O D.	Bulgaria	100 00

B. Joint Ventures consolidated under the proportionate method

No	Company name	Registered office	Participation %
1	Cardlink A E.	Greece	50.00
2	APE Fixed Assets A E.	Greece	60.10
3	APE Commercial Property A E.	Greece	60.10

C. Associates accounted for under the equity method

No	Company name	Registered office	Participation %
1	Evisak A.E.	Greece	27.00
2	AEDEP Thessalias & Stereas Ellados	Greece	50 00
3	A L.C. Novelle Investments Ltd	Cyprus	33.33

2. During the period 1 4 2006 until 31.3 2007 the following changes took place in the companies included in the consolidated financial statements:
   a) Concerning companies which are fully consolidated:
   - New companies: The company Alpha Insurance Brokers S R L., founded by Alpha Bank Romania S A., was consolidated for the first time on 30 6 2006. The company Alpha Real Estate D O O Beograd, founded by Alpha Astika Akinita A E., was consolidated for the first time on 30.9 2006. The companies Alpha Astika Akinita D O O.E.L Skopje, founded by Alpha Astika Akinita A E., Alpha G investments Ltd, acquired by Alpha Bank A E. and Kafe Alpha A E., founded by Alpha Bank A.E., were consolidated for the first time on 31.12.2006.
   The company Alpha Immovables Bulgaria E O O D , founded by Alpha Astika Akinita A E., was consolidated for the first time on 31.3 2007.
   - Mergers by absorption: Alpha Equity Fund A.E. by Alpha Ventures A E. (31.5.2006), Alpha Asset Management A E.P E.Y. by Alpha Mutual Fund Management A E. (19 9 2006), which was renamed to Alpha Asset Management A E.D.A.K and Alpha Asset Finance Ltd by Alpha Bank Ltd (12.12 2006)
   - Transfers within the Group: Alpha Bank A E, Belgrade Branch to Jubanka A.D. Beograd (31.5.2006), which was renamed to Alpha Bank A.D. Beograd (1 6.2006) and then to Alpha Bank Srbija A (9 10.2006) and Kafe Mazi A.E. from the parent company Alpha Bank A E. to Ionian Hotel Enteprises A E. (12.10 2006). Kafe Mazi A E. was renamed to Tourist Resorts A E.
   - Spin-offs: On 13 March 2007 the process of the separation of Rhodes Hotel sector, from Bank's subsidiary "Ionian Hotel Enterprises A E." and its transfer to the bank's subsidiary "Tourist Resorts A E." was completed. On 21 March 2007 the restaurant - buffet sector was transferred from Bank's subsidiary "Tourist Resorts A.E " to Bank's subsidiary "Kafe Alpha A.E.".
   b) Concerning companies accounted for under the equity method:
   - Sales of: Geosynthesis A E. (14 6 2006) and Icap A.E. (21.12 2006)
   - Liquidation: Gaiognomon A.E. (13.12 2006).
   - Change in measurement method: The company Propindex A E. is no longer accounted for under the equity method due to the reduction, as at 1.7.2006, of Bank's subsidiary ownership interests bel
3. On 23 March 2007, the Bank transferred the 99.57 % of its subsidiary Alpha Insurance A.E. to AXA. The results of Alpha Insurance A E., for the period 1.1.2007 - 23.3 2007 and the profit from its sale, are included in the account "Profit after income tax from discontinued operations" and analysed as follows:

	1.1 – 31.03.2007	1.1 – 31.03.2006
Net interest income	860	1,416
Net fee and commission income	409	380
Gains less losses on financial transactions	-	805
Other income	3,573	6,586
Total income	4,842	9,187
Staff costs	(2,338)	(3,657)
General administrative expenses	(1,583)	(5,231)
Depreciation and amortization expenses	(239)	(495)
Total expenses	(4,160)	(9,383)
Profit / (losses) before income tax	682	(196)
Income tax	(421)	(1,094)
Profit / (losses) after income tax	261	(1,290)
Profit from disposal of Alpha Insurance A E.	81,536	-
Profit after income tax from discontinued operations	81,797	(1,290)

   Applying IFRS 5, comparative figures in consolidated income statement and cash flow statement for the period 1.1. - 31.03.2006 have been restated, as analysed in note 18 of Group's Financial State
4. The Bank, Alpha Astika Akinita A.E., Alpha Leasing A.E., Messana Holdings S.A. and Ionian Hotel Enterprises A E. were audited for the years up to and including 2005. The majority of other entities of the Group has been audited by the tax authorities up to and including 2002.
5. No fixed assets have been pledged.
6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank.
7. The total employees of the Group as at 31.3 2007 were 12,006 (31.3.2006: 11,631) and the employees of the Bank as at 31.3.2007 were 7,302 (31.3 2006: 7,195).
8. The related party transactions during the period 1.1.2007 until 31.3 2007 are as follows:
   - with members of the Board of Directors and other key management personnel: a) of the Group: income€ 19 thous , expenses € 3,011 thous. b) of the Bank: income € 5 thous., expenses € 1,527 thous.
   - with other related parties: a) of the Group: income€ 12 thous b) of the Bank: Income € 64,010 thous., expenses € 199,799 thous.
   The balances as at 31.3 2007 of the receivables and liabilities arising from the above transactions are as follows:
   - with members of the Board of Directors and other key management personnel: a) of the Group: receivable€ 3,413 thous., liabilities € 47,885 thous., letters of guarantee € 62 thous. b) of the Bank: receivables € 2,451 thous., liabilities € 29,891 thous., letters of guarantee € 62 thous
   - with other related parties: a) of the Group: receivables€ 554 thous., liabilities € 7 thous. b) of the Bank: receivables € 5,232,238 thous., liabilities € 21,285,378 thous , letters of guarantee and other guarantees € 251,930 thous.
9. The basic accounting principles and methods, applied by the Group and the Bank in the interim financial statements as at March 31, 2007 are consistent with those stated in the respective financial statements for the year ended 31.12.2006 and are available at the web site of the Bank.

Athens, April 26, 2007

THE CHAIRMAN OF THE BOARD OF DIRECT(	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK

INTERIM FINANCIAL STATEMENTS AS AT 31.3.2007

(In accordance with the International Accounting Standard 34)

ATHENS
APRIL 26, 2007

TABLE OF CONTENTS

Page

Financial statements as at 31.3.2007

FINANCIAL STATEMENTS AS AT 31.03.2007

Interim income statement

	Note	31.3.2007	31.3.2006
		(Thousands of Euro) From 1 January to	
Interest and similar income		696,728	529,389
Interest expense and similar charges		(411,647)	(252,801)
Net interest income		285,081	276,588
Fee and commission income		78,945	69,491
Commission expense		(5,076)	(4,100)
Net fee and commission income		73,869	65,391
Dividend income		10,534	10,784
Gains less losses on financial transactions		(86,648)	18,102
Other income		9,418	2,566
		(66,696)	31,452
Total income		**292,254**	**373,431**
Staff costs		(95,487)	(91,174)
General administrative expenses		(71,602)	(58,210)
Depreciation and amortization expenses	7,8,9	(11,287)	(9,994)
Other expenses		(549)	(417)
Total expenses		**(178,925)**	**(159,795)**
Impairment losses and provisions to cover credit risk	2	(52,005)	(57,332)
Profit before income tax		**61,324**	**156,304**
Income tax	3	(13,998)	(37,755)
Profit after income tax		**47,326**	**118,549**
Earnings per share:	4		
Basic earnings per share (€)		0.12	0.30
Diluted earnings per share (€)		0.12	0.30

The attached notes (pages 5 to 22) form an integral part of these interim financial statements.

Interim balance sheet

	Note	31.3.2007	31.12.2006
		(Thousands of Euro)	
ASSETS			
Cash and balances with Central Banks		1,737,039	1,477,675
Due from banks		10,771,348	6,184,088
Securities held for trading		230,305	346,207
Derivative financial assets		329,755	254,566
Loans and advances to customers	5	29,152,372	28,237,691
Investment securities			
-Available-for-sale	6	5,338,858	7,462,388
Investments in subsidiaries, associates and joint ventures	17	1,597,793	1,593,550
Investment property	7	41,924	42,006
Property, plant and equipment	8	546,077	544,636
Goodwill and other intangible assets	9	42,565	42,104
Deferred tax assets		288,385	261,363
Other assets		258,906	229,825
		50,335,327	46,676,099
Non-current assets held for sale	10	93,892	92,513
Total Assets		**50,429,219**	**46,768,612**
LIABILITIES			
Due to banks		5,492,837	7,222,117
Derivative financial liabilities		336,420	226,223
Due to customers		20,849,525	20,372,543
Debt securities in issue and other borrowed funds	11	19,709,285	15,148,320
Liabilities for current income tax and other taxes		107,899	110,102
Deferred tax liabilities		174,676	137,901
Employee defined benefit obligations		512,512	513,311
Other liabilities		682,713	584,358
Provisions	12	3,435	17,901
Total Liabilities		**47,869,302**	**44,332,776**
EQUITY			
Share Capital		1,591,286	1,591,286
Share premium		127,961	127,961
Reserves		313,722	207,853
Retained earnings		570,507	523,201
Treasury shares		(43,559)	(14,465)
Total Equity		**2,559,917**	**2,435,836**
Total Liabilities and Equity		**50,429,219**	**46,768,612**

The attached notes (pages 5 to 22) form an integral part of these interim financial statements.

Interim statement of changes in equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2006	**1,456,018**	**125,685**	**220,423**	**337,439**	**(188,128)**	**1,951,437**
Changes in equity for the period 1.1-31.3.2006						
Valuation of available-for-sale securities	-	-	(54,509)	-	-	(54,509)
Transfer to income statement due to sales of available-for-sale securities	-	-	4,378	-	-	4,378
Net income recognized directly in equity	-	-	(50,131)	-	-	(50,131)
Profit for the period after income tax	-	-	-	118,549	-	118,549
Total	-	-	(50,131)	118,549	-	68,418
Recognition of share options granted to employees	-	-	1,181	-	-	1,181
Other	-	-	-	204	-	204
Balance 31.3.2006	**1,456,018**	**125,685**	**171,473**	**456,192**	**(188,128)**	**2,021,240**
Balance 1.4.2006	**1,456,018**	**125,685**	**171,473**	**456,192**	**(188,128)**	**2,021,240**
Changes in equity for the period 1.4-31.12.2006						
Valuation of available-for-sale securities	-	-	6,081	-	-	6,081
Transfer to income statement due to sales of available-for-sale securities	-	-	(9,182)	-	-	(9,182)
Exchange differences on translating foreign operations	-	-	-	(46)	-	(46)
Net income recognized directly in equity	-	-	(3,101)	(46)	-	(3,147)
Profit for the period after income tax	-	-	-	383,744	-	383,744
Total	-	-	(3,101)	383,698	-	380,597
Purchase of treasury shares	-	-	-	-	(209,730)	(209,730)
Sale of treasury shares	-	-	-	92,604	383,393	475,997
Dividends distributed	-	-	-	(237,556)	-	(237,556)
Increase of share capital from capitalization of reserve and change of nominal value of share to € 3.90	133,954	-	-	(133,954)	-	-
Share premium from exercised share options	-	2,276	(2,276)	-	-	-
Issue of new shares due to share options exercise of 2003	1,314	-	-	-	-	1,314
Appropriation to reserves	-	-	37,780	(37,780)	-	-
Recognition of share options granted to employees	-	-	3,977	-	-	3,977
Other	-	-	-	(3)	-	(3)
Balance 31.12.2006	**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**
Balance 1.1.2007	**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**
Changes in equity for the period 1.1-31.3.2007						
Valuation on available-for-sale securities	-	-	5,457	-	-	5,457
Transfer to income statement due to sales of available-for-sale securities	-	-	99,231	-	-	99,231
Exchange differences on translating foreign operations	-	-	-	(20)	-	(20)
Net income recognized directly in equity	-	-	104,688	(20)	-	104,668
Profit for the period after income tax	-	-	-	47,326	-	47,326
Total	-	-	104,688	47,306	-	151,994
Purchase of treasury shares (note 18)	-	-	-	-	(29,094)	(29,094)
Recognition of share options granted to employees	-	-	1,181	-	-	1,181
Balance 31.3.2007	**1,591,286**	**127,961**	**313,722**	**570,507**	**(43,559)**	**2,559,917**

The attached notes (pages 5 to 22) form an integral part of these interim financial statements.

Interim cash flow statement

(Thousands of Euro)

	Note	From 1 January to 31.3.2007	31.3.2006
Cash flows from operating activities			
Profit before income tax		61,324	156,304
Adjustments for:			
Depreciation of property, plant and equipment	7,8	7,324	6,857
Amortization of intangible assets	9	3,963	3,137
Impairment losses from loans and provisions		55,605	58,376
Other adjustments		1,181	1,181
(Gains) / losses from investing activities		79,289	(20,280)
(Gains) / losses from financing activities		31,376	29,214
		240,062	234,789
Net (increase) / decrease in assets relating to operating activities:			
Due from banks		(836,023)	(25,540)
Securities held for trading and derivative financial assets		40,713	(317,679)
Loans and advances to customers		(984,600)	(732,450)
Other assets		(29,081)	(25,618)
Net increase / (decrease) in liabilities relating to operating activities			
Due to banks		(1,729,280)	(136,858)
Derivative financial liabilities		110,197	46,407
Due to customers		4,813,299	1,340,797
Other liabilities		96,518	124,486
Net cash flows from operating activities before taxes		1,721,805	508,334
Income taxes paid and other taxes		(4,649)	(6,524)
Net cash flows from operating activities		**1,717,156**	**501,810**
Cash flows from investing activities			
Acquisitions of subsidiaries, associates and joint ventures		(4,823)	(992)
Proceeds from sale of investments (subsidiaries and associates)		-	7,126
Dividends received		10,534	10,784
Purchase of property, plant and equipment	7,8,9,10	(16,391)	(7,935)
Disposal of property, plant and equipment		7,954	305
Net (increase) / decrease in investment securities		2,132,258	(318,575)
Net cash flows from investing activities		**2,129,532**	**(309,287)**
Cash flows from financing activities			
(Purchases)/sales of treasury shares	18	(29,094)	-
Dividends paid		(344)	(220)
Proceeds from the issue of loans		548,298	-
Repayment of loans		(355,077)	(51,463)
Net cash flows from financing activities		**163,783**	**(51,683)**
Effect of exchange rate fluctuations on cash and cash equivalents		130	110
Net increase / (decrease) in cash and cash equivalents		**4,010,601**	**140,950**
Cash and cash equivalents at beginning of the period		**4,608,407**	**5,083,955**
Cash and cash equivalents at end of the period		**8,619,008**	**5,224,905**

The attached notes (pages 5 to 22) form an integral part of these interim financial statements.

Notes to the interim financial statements

General information

At present, the Bank operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, who was elected by the Shareholders' General Meeting on April 19, 2005, ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 February 2007 (resignation of the non-executive member Mr. Takis I. Athanasopoulos, who was replaced by Mr. Evangelos I. Calousis) as at 31 March 2007 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)
Minas G. Tanes***

EXECUTIVE MEMBERS

MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)***

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS

George E. Agouridis *

Sophia G. Eleftheroudaki

Evangelos I. Calousis */*** (As at 3 April 2007 he was elected as a non-executive independent member by the Shareholders' Meeting)

Paul G. Karakostas*

Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Ioannis K. Lyras **

SECRETARY

Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi and annual Financial Statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou Garyfalia B. Spyriouni
Substitute Auditors:	Harry G. Sirounis Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors S.A.

The Bank's shares are listed on the Athens Stock Exchange since 1925.
As at 31 March 2007, Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek market, the shares of the Bank are listed on the London Stock Exchange in the form of international certificates (GDRs) and are traded over the counter in New York (ADRs).

As at 31 March 2007, the Bank has issued 408,022,002 shares.

The Bank's continuous growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first quarter of 2007 amounted to an average of 1,344,234 shares per day.
The credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

These financial statements have been approved by the Board of Directors on 26 April 2007.

Accounting principles applied

1. Basis of presentation

The Bank has prepared the condensed interim financial statements as at 31 March 2007 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The accounting principles applied by the Bank, in the condensed interim financial statements as at 31 March 2007, are consistent with those stated in the published financial statements for the year ended 31 December 2006, except from the impact from the adoption of the new standards and interpretations, which are analyzed below:

Interpretation 7 «Applying the restatement Approach Under IAS 29 Financial Reporting in Hyper Inflationary Economies» (Regulation 708/2006)

The adoption of this interpretation did not have a substantial impact on the Bank's financial statements as at 31.3.2007.

Interpretations 8 and 9 «Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/8.9.2006)

Their adoption did not have a substantial impact on the Bank's financial statements as at 31.3.2007.

International Financial Reporting Standard 7 « Financial instruments: Disclosures»

Amendment to IAS 1 «Presentation of Financial Statements – Capital Disclosure (Regulation 108/2006)

The standards are effective for annual periods beginning on or after 1.1.2007 and the impact on the disclosure requirements concerning financial instruments will be presented in year end financial statements.

The International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union.

International Financial Reporting Standard 8 «Operating segments» Effective for annual periods on or after 1.1.2009.

This standard replaces the IAS 14 "Segment Reporting". Its adoption by the European Union and by the Bank will have a significant impact on the Bank's disclosures about operating segments.

Amendment of International Accounting Standard 23 "Borrowing costs" effective for annual periods on or after 1.1.2009.

On 29 March 2007, the Board issued the revised IAS 23, which removed the option of immediately recognizing as an expense all borrowing costs that relate to assets that have a substantial period of time to get ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

The adoption of this standard is not expected to have a substantial impact on the Bank's financial statements.

Interpretation 10 «Interim Financial Reporting and Impairment» Effective for annual periods beginning on or after 1.11.2006

With the adoption of this interpretation an entity shall not reverse an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of this interpretation is not expected to have an impact on Bank's accounting principles.

Interpretations 11 and 12 «Group and Treasury Shares Transactions» Effective for annual periods on or after 1.3.2007 and «Service Concession Arrangements» Effective for annual periods on or after 1.1.2008

The Bank is examining whether there will be an impact from the adoption of the above interpretations in the financial statements.

The adoption by the European Union, by 31 December 2007, of new standards and interpretations or amendments possibly issued during the current year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption will be effective for periods beginning on or after 1 January 2007, may retrospectively affect the period that these interim financial statements present.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following Assets and Liabilities, which were measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

Income Statement

2. Impairment losses and provisions to cover credit risk

	From 1 January to	
	31.3.2007	31.3.2006
Impairment losses on loans and advances to customers	70,002	43,013
Provisions to cover credit risk from off balance sheet items	(14,946)	14,946
Recoveries	(3,051)	(627)
Total	52,005	57,332

3. Income Tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 29% for 2006 and 25% for 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, as amended by Law 3259/2004, the tax rate for entities that have concluded mergers by 31.12.2005 is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2006 profit of the Bank was taxed at the rate of 24% due to the merger at 8.4.2005 with Delta Singular A.E.P., a listed company, which was not related with the Bank before 1.1.1997.

It should be noted that, as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

Income tax is analyzed as follows:

	From 1 January to	
	31.3.2007	31.3.2006
Current tax	4,246	34,814
Deferred tax	9,752	2,941
Total	13,998	37,755

The difference of the current tax in the respective quarters is due to the decreased profits for the period 1.1 – 31.3.2007, and the higher profits from the sale of listed shares for which a non taxable reserve has been formed.

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.3.2007	31.3.2006
Depreciation and write-offs of fixed assets	2,349	2,143
Loans and advances to customers	4,055	(8,515)
Employee defined benefit obligations	134	95
Valuation of derivatives	(1,469)	7,673
Financial instruments effective rate	161	30
Valuation of debt securities in issue due to fair value hedge	3,217	2,421
Other temporary differences	1,305	(906)
Total	9,752	2,941

Reconciliation of effective and current tax rate is presented below:

		From 1 January to		
		31.3.2007		31.3.2006
Profit before income tax		61,324		156,304
Income tax	25%	15,331	24%	37,513
Increase/(decrease) due to:				
Additional tax from rental income from fixed assets	0.11%	65	0.03%	53
Non taxable income	(8.10%)	(4,967)	(3.92%)	(6,131)
Non deductible expenses	2.87%	1,761	0.02%	32
Part of profit relating to non taxable income	(0.09%)	(52)	(0.69%)	(1,076)
Part of profit relating to distributable income	0.10%	60	0.23%	354
Effect of tax rates used for the calculation of current and deferred tax	-	-	0.08%	118
Other temporary differences	2.94%	1,800	4.41%	6,892
Income tax	**22.83%**	13,998	**24.16%**	37,755

4. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

	From 1 January to	
	31.3.2007	**31.3.2006**
Profit attributable to Shareholders	47,326	118,549
Weighted average number of outstanding ordinary shares	406,838,763	395,927,256
Basic earnings per share (in €)	0.12	0.30

b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.3.2007	**31.3.2006**
Profit attributable to Shareholders	47,326	118,549
Weighted average number of outstanding ordinary shares	406,838,763	395,927,256
Adjustment for share options	753,136	946,454
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,591,899	396,873,710
Diluted earnings per share (in €)	0.12	0.30

Basic and diluted earnings per share, for the period from 1.1-31.3.2006, have been restated for comparison purposes to take into account the decision of the Ordinary General Shareholders' Meeting, on 18.4.2006, to issue new shares by capitalizing reserves. The bonus shares were issued on 3.5.2006.

Assets

5. Loans and advances to customers

	31.3.2007	31.12.2006
Individuals:		
Mortgages	8,565,307	8,176,640
Consumer	2,341,141	2,169,009
Credit cards	901,565	905,689
Other	130,602	130,605
	11,938,615	11,381,943
Companies:		
Corporate loans	17,776,569	17,443,652
Other receivables	162,067	151,423
	17,938,636	17,595,075
Less:		
Allowance for impairment losses	(724,879)	(739,327)
Total	**29,152,372**	**28,237,691**

Allowance for impairment losses	
Balance 1.1.2006	**822,977**
Exchange differences	(81)
Unwinding of the discount	16,370
Provision for loan impairment (note 2)	43,013
Loans written-off during the period	(109)
Balance 31.3.2006	**882,170**
Exchange differences	(97)
Provision for loan impairment	166,158
Unwinding of the discount	55,280
Decrease due to merger of Belgrade Branch with Alpha Bank Srbija A.D.	(3,180)
Loans written-off during the period	(361,004)
Balance 31.12.2006	**739,327**
Exchange differences	(83)
Provision for loan impairment (note 2)	70,002
Unwinding of the discount	16,668
Loans written-off during the period	(101,035)
Balance 31.3.2007	**724,879**

6. Investment securities

Available-for-sale	31.3.2007		31.12.2006	
Government bonds		2,425,937		6,016,005
Other debt securities:		2,799,760		1,345,906
- Listed	*2,765,436*		*1,320,834*	
- Non-listed	*34,324*		*25,072*	
Shares:		68,610		57,349
- Listed	*54,000*		*46,286*	
- Non-listed	*14,610*		*11,063*	
Other variable yield securities		44,551		43,128
Total		**5,338,858**		**7,462,388**

7. Investment property

	Land and Building
Balance 1.1.2006	
Cost	49,618
Accumulated depreciation	(6,373)
Net book value 1.1.2006	43,245
1.1.2006-31.3.2006	
Net book value 1.1.2006	43,245
Depreciation charge for the period	(101)
Net book value 31.3.2006	43,144
Balance 31.3.2006	
Cost	49,618
Accumulated depreciation	(6,474)
1.4.2006-31.12.2006	
Net book value 1.4.2006	43,144
Additions	47
Disposals	(884)
a) Cost	(1,216)
b) Accumulated depreciation	332
Depreciation charge for the period	(301)
Net book value 31.12.2006	42,006
Balance 31.12.2006	
Cost	48,449
Accumulated depreciation	(6,443)
1.1.2007-31.3.2007	
Net book value 1.1.2007	42,006
Additions	17
Depreciation charge for the period	(99)
Net book value 31.3.2007	41,924
Balance 31.3.2007	
Cost	48,466
Accumulated depreciation	(6,542)

8. Property, plant and equipment

	Land and Building	Leased equipment	Equipment	Total
Balance 1.1.2006				
Cost	647,739	1,210	246,692	895,641
Accumulated depreciation	(154,914)	(890)	(210,326)	(366,130)
Net book value 1.1.2006	492,825	320	36,366	529,511
1.1.2006 -31.3.2006				
Net book value 1.1.2006	492,825	320	36,366	529,511
Additions	2,491	-	3,231	5,722
Foreign exchange differences	(117)	-	(12)	(129)
a) Cost	(121)	-	(27)	(148)
b) Accumulated depreciation	4	-	15	19
Disposals	(152)	-	(5)	(157)
a) Cost	(239)	-	(269)	(508)
b) Accumulated depreciation	87	-	264	351
Transfer to other category	-	-	-	-
a) Cost	-	(68)	68	-
b) Accumulated depreciation	-	68	(68)	-
Depreciation charge for the period	(3,010)	(30)	(3,716)	(6,756)
Net book value 31.3.2006	492,037	290	35,864	528,191
Balance 31.3.2006				
Cost	649,870	1,142	249,695	900,707
Accumulated depreciation	(157,833)	(852)	(213,831)	(372,516)
1.4.2006-31.12.2006				
Net book value 1.4.2006	492,037	290	35,864	528,191
Additions	22,122	-	21,869	43,991
Foreign exchange differences	96	-	7	103
a) Cost	91	-	10	101
b) Accumulated depreciation	5	-	(3)	2
Disposals	(7,298)	-	(566)	(7,864)
a) Cost	(8,132)	-	(2,274)	(10,406)
b) Accumulated depreciation	834	-	1,708	2,542
Depreciation charge for the period	(9,624)	(90)	(10,071)	(19,785)
Net book value 31.12.2006	497,333	200	47,103	544,636
Balance 31.12.2006				
Cost	663,951	1,142	269,300	934,393
Accumulated depreciation	(166,618)	(942)	(222,197)	(389,757)
1.1.2007-31.3.2007				
Net book value 1.1.2007	497,333	200	47,103	544,636
Additions	6,041	-	4,240	10,281
Foreign exchange differences	(54)	-	(23)	(77)
a) Cost	(76)	-	(49)	(125)
b) Accumulated depreciation	22	-	26	48
Disposals	(1,520)	-	(18)	(1,538)
a) Cost	(2,270)	-	(405)	(2,675)
b) Accumulated depreciation	750	-	387	1,137
Depreciation charge for the period	(3,136)	(30)	(4,059)	(7,225)
Net book value 31.3.2007	498,664	170	47,243	546,077
Balance 31.3.2007				
Cost	667,646	1,142	273,086	941,874
Accumulated depreciation	(168,982)	(972)	(225,843)	(395,797)

9. Goodwill and other intangible assets

Only software is included in this category.

Balance 1.1.2006	
Cost	104,142
Accumulated amortization	(71,126)
Net book value 1.1.2006	33,016
1.1.2006-31.3.2006	
Net book value 1.1.2006	33,016
Additions	2,213
Foreign exchange differences	(2)
a) Cost	(2)
b) Accumulated amortization	-
Disposals	-
a) Cost	(14)
b) Accumulated amortization	14
Amortization charge for the period	(3,137)
Net book value 31.3.2006	32,090
Balance 31.3.2006	
Cost	106,339
Accumulated amortization	(74,249)
1.4.2006-31.12.2006	
Net book value 1.4.2006	32,090
Additions	20,433
Foreign exchange differences	(1)
a) Cost	(2)
b) Accumulated amortization	1
Disposals	(99)
a) Cost	(99)
b) Accumulated amortization	-
Amortization charge for the period	(10,319)
Net book value 31.12.2006	42,104
Balance 31.12.2006	
Cost	126,671
Accumulated amortization	(84,567)
1.1.2007-31.3.2007	
Net book value 1.1.2007	42,104
Additions	4,435
Foreign exchange differences	(11)
a) Cost	(14)
b) Accumulated amortization	3
Amortization charge for the period	(3,963)
Net book value 31.3.2007	42,565
Balance 31.3.2007	
Cost	131,092
Accumulated amortization	(88,527)

10. Non-current assets held for sale

Fixed Assets

	Land and Building	Office equipment	Total
1.1.2006-31.3.2006			
Balance 1.1.2006	87,909	585	88,494
Additions	1,431	4	1,435
Disposals	(268)	-	(268)
Balance 31.3.2006	89,072	589	89,661
1.4.2006-31.12.2006			
Balance 1.4.2006	89,072	589	89,661
Additions	6,626	551	7,177
Disposals	(3,774)	(551)	(4,325)
Balance 31.12.2006	91,924	589	92,513
1.1.2007-31.3.2007			
Balance 1.1.2007	91,924	589	92,513
Additions	1,551	107	1,658
Disposals	(172)	(107)	(279)
Balance 31.3.2007	93,303	589	93,892

Liabilities

11. Debt securities in issue and other borrowed funds

Debt securities	
Senior debt securities[1]	
Balance 1.1.2007	**13,165,944**
New issues	4,844,744
Maturities/Redemptions	(511,415)
Fair value change due to hedging	(16,686)
Changes of accrued interest	22,178
Foreign exchange rate differences	(2,505)
Balance 31.3.2007	**17,502,260**
Subordinated debt[2]	
Balance 1.1.2007	**1,061,008**
New issues	548,298
Maturities/Redemptions	(300,000)
Fair value change due to hedging	3,819
Changes of accrued interest	492
Foreign exchange rate differences	(479)
Balance 31.3.2007	**1,313,138**
Hybrid securities	
Balance 1.1.2007	**921,368**
Changes of accrued interest	(27,481)
Balance 31.3.2007	**893,887**

(1) The majority of the new senior debt securities (€ 4,497 million) bears a Euribor floating rate, with a spread between -10 and +25 basis points, depending on the duration of issue. The remaining securities are a) structured (€ 299 million) and b) non structured in foreign currency (€ 49 million) and their interest rate and foreign currency risk are hedged through the use of interest rate swaps and currency swaps respectively.

(2) On 8 March 2007, 10 year subordinated debt of € 300 million was redeemed after 5 years since its issue, on the first call date.

On 1 February 2007, a loan of € 350 million, carrying interest at three month Euribor plus 40 basis points for the first 5 years was issued. If the loan is not redeemed for the following 5 years the spread increases to 170 basis points.

On 8 March 2007, a loan of € 200 million, carrying interest at three month Euribor plus 35 basis points for the first 5 years was issued. If the loan is not redeemed for the following 5 years the spread increases to 165 basis points.

12. Provisions

Balance 1.1.2006	**1,628**
Provisions to cover credit risk relating to off balance sheet items (note 2)	14,946
Provisions charged to income statement	264
Provisions used during the period	(53)
Balance 31.3.2006	**16,785**
Provisions charged to income statement	1,205
Provisions used during the period	(89)
Balance 31.12.2006	**17,901**
Provisions charged to income statement	493
Reversal of provision to cover credit risk relating to off balance sheet items (note 2)	(14,946)
Provisions used during the period	(13)
Balance 31.3.2007	**3,435**

Additional Information

13. Contingent liabilities and commitments

a) Legal Issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal council, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax Issues

The Bank's books and records have been audited by the tax authorities up to and including the year ended 31 December 2005. Additional taxes and penalties may be imposed for the unaudited year ended 31 December 2006.

c) Operating leases

The Bank as a lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administration purposes. The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	31.3.2007	31.12.2006
Less than one year	22,989	22,601
Between one and five years	69,682	68,187
More than five years	41,460	41,503
Total	**134,131**	**132,291**

The lease expenses for the first quarter of 2007 relating to rental of buildings amount to € 6,239 (2006: € 5,526) and are included in the General Administrative Expenses.

The Bank as a lessor

The Bank claims regarding owned buildings rental either to group companies or third parties companies.

The minimum future revenues are:

	31.3.2007	31.12.2006
Less than one year	3,072	2,945
Between one and five years	9,122	8,988
More than five years	4,918	4,805
Total	**17,112**	**16,738**

The lease revenues for the first quarter of 2007 amounted to € 802 (2006: € 727) and are included in Other Income.

d) Off balance sheet liabilities

	31.3.2007	31.12.2006
Letters of guarantee	4,277,655	4,325,763
Letters of credit	244,256	223,582
Credit commitments	14,039,720	13,709,879
Guarantees for bonds issued by Bank's subsidiaries	19,881,432	15,143,455
Total	38,443,063	33,402,679

e) Assets pledged

	31.3.2007	31.12.2006
Investment securities	655,000	585,000

From the investment securities portfolio € 150,000 is pledged as collateral for capital withdrawal and € 5,000 is pledged as collateral to clearing house of derivative transactions "ETESEP" A.E. as a margin account insurance. The remaining securities portfolio are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET).

14. Segment reporting

Analysis by sector

Millions of Euro

	31.3.2007						
	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	285.1	214.4	57.6	0.8	7.6	4.7	-
Commission	73.9	37.8	20.0	12.8	2.3	1.0	-
Other income	(66.8)	5.1	1.2	0.7	8.8	0.2	(82.8)
Total income	**292.2**	**257.3**	**78.8**	**14.3**	**18.7**	**5.9**	**(82.8)**
Expenses	(178.9)	(131.9)	(24.6)	(7.0)	(5.1)	(3.6)	(6.7)
Impairment	(52.0)	(24.0)	(28.0)	-	-	-	-
Profit before tax	**61.3**	**101.4**	**26.2**	**7.3**	**13.6**	**2.3**	**(89.5)**

	31.3.2006						
	Bank	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest	276.6	201.2	56.6	0.7	14.0	4.1	-
Commission	65.4	27.3	20.0	12.5	4.8	0.8	-
Other income	31.4	2.1	0.4	0.5	14.9	0.2	13.3
Total income	**373.4**	**230.6**	**77.0**	**13.7**	**33.7**	**5.1**	**13.3**
Expenses	(159.8)	(115.7)	(22.6)	(6.9)	(4.4)	(2.7)	(7.5)
Impairment	(57.3)	(33.6)	(23.7)	-	-	-	-
Profit before tax	**156.3**	**81.3**	**30.7**	**6.8**	**29.3**	**2.4**	**5.8**

i. Retail banking

Includes all individuals (retail banking customers) of the Bank, professionals, small companies.

The Bank offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations. The Bank offers working capital facilities, corporate loans, and letters of guarantees.

iii. Asset management/ Insurance

Consists of a wide range of asset management services through the Bank's private banking units. In addition it is offered a wide range of insurance products to individuals and corporations.

iv. Investment Banking/ Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe

Consists of the Bank's branches operating in South Eastern Europe.

vi. Other

This segment consists of the Bank's administration section.

15. Capital adequacy

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Bank uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included on the calculation of regulatory funds. The cost of these debts is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

Millions of Euro

	31.3.2007	**31.12.2006**
Risk-weighted assets from credit risk	30,927	30,112
Risk-weighted assets from market risk	571	641
Total Risk-weighted assets	31,498	30,753
Upper Tier I capital	2,404	2,352
Tier I capital	2,363	2,309
Total Tier I + Tier II capital	4,270	4,080
Upper Tier I ratio	7.6%	7.6%
Tier I ratio	7.5%	7.5%
Capital adequacy ratio Tier I + Tier II	**13.6%**	**13.3%**

16. Related-party transactions

A number of banking transactions are entered into with related parties in the normal course of business. These transactions are performed at arms length transaction terms and are approved by Bank's relevant committees.

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	31.3.2007	31.12.2006
Loans	2,451	2,148
Deposits	29,891	29,761
Letters of guarantee	62	165

	31.3.2007	31.3.2006
Interest and similar income	5	-
Interest and similar expenses	269	-

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. **Subsidiaries**

	31.3.2007	31.12.2006
Assets		
Due from banks	2,119,081	1,787,315
Securities held for trading	3,502	48,089
Derivative financial assets	220	113
Loans and advances to customers	1,264,195	1,299,575
Available-for-sale securities	1,844,686	290,816
Total	**5,231,684**	**3,425,908**
Liabilities		
Due to banks	1,490,350	1,183,878
Due to customers	83,143	466,666
Derivatives financial liabilities	1,543	634
Debt securities in issue and other borrowed funds	19,709,285	15,148,320
Other liabilities	1,050	4,095
Total	**21,285,371**	**16,803,593**
Letters of guarantee and other guarantees	251,930	84,063

	31.3.2007	31.3.2006
Income		
Interest and similar income	40,355	17,178
Dividend income	10,522	10,784
Fee and commission income	12,454	12,295
Other income	667	595
Total	**63,998**	**40,852**
Expenses		
Interest expenses and similar charges	196,402	93,141
Commission expense	447	333
General administrative expenses	2,950	3,537
Total	**199,799**	**97,011**

II. Associates

	31.3.2007	31.12.2006
Assets		
Loans and advances to customers	554	611
Total	**554**	**611**
Liabilities		
Due to customers	7	5
Total	**7**	**5**

Income	**31.3.2007**	**31.3.2006**
Interest and similar income	12	26
Fee and commission income	-	7
Total	**12**	**33**
Expenses		
Interest and similar charges	-	2
General administrative expenses	-	125
Total	**-**	**127**

c. The Board of Directors fees for the first quarter of 2007 amount to € 1,258 (31.3.2006: € 950). The increase is due to the placement of two new Executive General Managers on 16 May 2006.

17. Acquisitions, disposals of subsidiaries and associates and other corporate activities

a. On 13.3.2007, the process of the separation of Rhodes Hotel sector, from Bank's subsidiary Ionian Hotel Enterprises A.E., was completed and it was undertaken by Bank's subsidiary Tourist Resorts A.E.

b. On 21.3.2007, the restaurant buffet sector was transferred from Bank's subsidiary Tourist Resorts A.E. to Bank's subsidiary Kafe Alpha A.E.

c. On 23.3.2007, the transaction for the sale of Bank's subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection, was completed for € 255 million. At the same time, Alpha Bank and AXA have signed and put into force a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

d. On 29.3.2007, Alpha Immovables Bulgaria E.O.O.D was founded in Sofia with initial capital € 306 thousand by Bank's subsidiary Alpha Astika Akinita A.E. Company's main purpose is to provide real estate services.

An analysis of investments to subsidiaries, associates and joint ventures is presented below:

	1.1-31.3.2007	1.4-31.12.2006	1.1-31.3.2006
Subsidiaries			
Opening balance	1,587,804	1,468,911	1,471,394
Additions(1)	4,823	197,290	888
Disposals	-	(80,505)	(3,371)
Valuation of investments due to fair value hedge(2)	(580)	2,108	-
Impairment	-	-	-
Closing balance	1,592,047	1,587,804	1,468,911
Associates			
Opening balance	5,624	10,131	10,463
Additions	-	40	104
Disposals	-	(4,547)	(436)
Impairment	-	-	-
Closing balance	5,624	5,624	10,131

	1.1-31.3.2007	1.4-31.12.2006	1.1-31.3.2006
Joint-Ventures			
Opening balance	122	122	122
Additions	-	-	-
Disposals	-	-	-
Impairment	-	-	-
Closing balance	122	122	122
Grant total	**1,597,793**	**1,593,550**	**1,479,164**

Additions represent shares purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent sales of shares, return of capital and proceeds arising from the liquidation of companies.

(1) An amount is included for purchases of Alpha Astika Akinita A.E. shares € 4,133

(2) The Bank uses FX swaps to hedge the foreign exchange risk of its investments in Alpha Bank London Ltd and Alpha Bank Romania S.A.

18. Treasury shares

The bank purchased 1,326,019 treasury shares with total cost € 29,094 thousand during the period from 1.1 to 31.3.2007 (€ 21.94 per share).

As at 31.3.2007, treasury shares amount to 2,127,738 with a cost of € 43,559 thousand (€ 20.47 per share).

19. Events after the balance sheet date

a. The Ordinary General Shareholders' Meeting, held on 3 April 2007, approved:
   - Dividend distribution of € 0.75 per share for 2006.
   - Treasury shares purchase program, for the period April 2007 up to April 2008, up to 3% of its total outstanding paid–in share capital.

   Also it ratified the amendment of article 5 of Bank's Articles of Incorporation regarding the Bank's share capital, resulting from the share capital increase following the exercise of stock option rights, according to the resolution of the Board of Directors of 4.12.2006. Thus the share capital of the Bank amounted to € 1,591,286 and is divided into 408,022,002 shares of a par value of 3.90 each.

b. Bank's ownership interest to Alpha Astika Akinita A.E. was increased by 3.93%, after 31 March 2007, up to 74.04%.

c. On 5.3.2007, the Bank filed a tender offer for the acquisition of the remaining shares of its subsidiary Alpha Leasing A.E., which the Hellenic Capital Market Commission approved on 8.3.2007. During April 2007, the Bank acquired 95,773 shares representing 0.24% of paid share capital and voting rights of the company. Consequently the number of Alpha Leasing shares and voting rights held by Alpha Bank amounts to 39,585,000 or 100%.

Athens, 26 April 2007

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. No. X 661480	Demetrios P. Mantzounis I.D. No. I 166670	Marinos S. Yannopoulos I.D. No. N 308546	George N. Kontos I.D. No. AB 522299

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 31.3.2007

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ
26 ΑΠΡΙΛΙΟΥ 2007

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

Σελίδα

Οικονομικές καταστάσεις της 31.3.2007

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 31.03.2007

Ενδιάμεση κατάσταση αποτελεσμάτων

		(Ποσά σε χιλιάδες ευρώ)	
		Από 1 Ιανουαρίου έως	
	Σημείωση	**31.3.2007**	**31.3.2006**
Τόκοι και εξομοιούμενα έσοδα		696.728	529.389
Τόκοι και εξομοιούμενα έξοδα		(411.647)	(252.801)
Καθαρό έσοδο από τόκους		285.081	276.588
Έσοδα από αμοιβές και προμήθειες		78.945	69.491
Προμήθειες έξοδα		(5.076)	(4.100)
Καθαρό έσοδο από αμοιβές και προμήθειες		73.869	65.391
Έσοδα από μερίσματα		10.534	10.784
Αποτελέσματα χρηματοοικονομικών πράξεων		(86.648)	18.102
Λοιπά έσοδα		9.418	2.566
		(66.696)	31.452
Σύνολο εσόδων		**292.254**	**373.431**
Αμοιβές και έξοδα προσωπικού		(95.487)	(91.174)
Γενικά διοικητικά έξοδα		(71.602)	(58.210)
Αποσβέσεις	7,8,9	(11.287)	(9.994)
Λοιπά έξοδα		(549)	(417)
Σύνολο εξόδων		**(178.925)**	**(159.795)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(52.005)	(57.332)
Κέρδη πριν το φόρο εισοδήματος		**61.324**	**156.304**
Φόρος εισοδήματος	3	(13.998)	(37.755)
Καθαρά κέρδη μετά το φόρο εισοδήματος		**47.326**	**118.549**
Καθαρά κέρδη ανά μετοχή:	4		
Βασικά (€ ανά μετοχή)		0,12	0,30
Προσαρμοσμένα (€ ανά μετοχή)		0,12	0,30

Οι επισυναπτόμενες σημειώσεις (σελ. 5-23) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος Ισολογισμός

	Σημείωση	31.3.2007	31.12.2006
		(Ποσά σε χιλιάδες ευρώ)	
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		1.737.039	1.477.675
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		10.771.348	6.184.088
Αξιόγραφα χαρτοφυλακίου συναλλαγών		230.305	346.207
Παράγωγα χρηματοοικονομικά μέσα		329.755	254.566
Δάνεια και απαιτήσεις κατά πελατών	5	29.152.372	28.237.691
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
-Διαθέσιμα προς πώληση	6	5.338.858	7.462.388
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες	17	1.597.793	1.593.550
Επενδύσεις σε ακίνητα	7	41.924	42.006
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	8	546.077	544.636
Υπεραξία και λοιπά άυλα πάγια	9	42.565	42.104
Αναβαλλόμενες φορολογικές απαιτήσεις		288.385	261.363
Λοιπά στοιχεία Ενεργητικού		258.906	229.825
		50.335.327	46.676.099
Στοιχεία Ενεργητικού προς πώληση	10	93.892	92.513
Σύνολο Ενεργητικού		**50.429.219**	**46.768.612**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		5.492.837	7.222.117
Παράγωγα χρηματοοικονομικά μέσα		336.420	226.223
Υποχρεώσεις προς πελάτες		20.849.525	20.372.543
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	11	19.709.285	15.148.320
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		107.899	110.102
Αναβαλλόμενες φορολογικές υποχρεώσεις		174.676	137.901
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		512.512	513.311
Λοιπές υποχρεώσεις		682.713	584.358
Προβλέψεις	12	3.435	17.901
Σύνολο Υποχρεώσεων		**47.869.302**	**44.332.776**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο		1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		127.961	127.961
Αποθεματικά		313.722	207.853
Αποτελέσματα εις νέον		570.507	523.201
Ίδιες μετοχές		(43.559)	(14.465)
Σύνολο Καθαρής Θέσεως		**2.559.917**	**2.435.836**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**50.429.219**	**46.768.612**

Οι επισυναπτόμενες σημειώσεις (σελ. 5-23) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση κατάσταση μεταβολών της Καθαρής Θέσεως

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**220.423**	**337.439**	**(188.128)**	**1.951.437**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.3.2006						
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων			(54.509)			(54.509)
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			4.378			4.378
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(50.131)			(50.131)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				118.549		118.549
Σύνολο αποτελέσματος			(50.131)	118.549		68.418
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.181			1.181
Λοιπά				204		204
Υπόλοιπο 31.3.2006	**1.456.018**	**125.685**	**171.473**	**456.192**	**(188.128)**	**2.021.240**
Υπόλοιπο 1.4.2006	**1.456.018**	**125.685**	**171.473**	**456.192**	**(188.128)**	**2.021.240**
Μεταβολές στην Καθαρή Θέση περιόδου 1.4-31.12.2006						
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων			6.081			6.081
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(9.182)			(9.182)
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				(46)		(46)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(3.101)	(46)		(3.147)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				383.744		383.744
Σύνολο αποτελέσματος			(3.101)	383.698		380.597
Αγορά ιδίων μετοχών					(209.730)	(209.730)
Πώληση ιδίων μετοχών				92.604	383.393	475.997
Διανεμηθέντα μερίσματα				(237.556)		(237.556)
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)		
Διαφορά υπέρ το άρτιο από εξασκηθέντα δικαιώματα προαιρέσεως		2.276	(2.276)			
Έκδοση νέων μετοχών λόγω ασκήσεως δικαιωμάτων προαιρέσεως έτους 2003	1.314					1.314
Σχηματισμός τακτικού αποθεματικού			37.780	(37.780)		
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			3.977			3.977
Λοιπά				(3)		(3)
Υπόλοιπο 31.12.2006	**1.591.286**	**127.961**	**207.853**	**523.201**	**(14.465)**	**2.435.836**
Υπόλοιπο 1.1.2007	**1.591.286**	**127.961**	**207.853**	**523.201**	**(14.465)**	**2.435.836**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.3.2007						
Αποτίμηση χαρτοφυλακίου διαθεσίμων προς πώληση αξιογράφων			5.457			5.457
Μεταφορές στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			99.231			99.231
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				(20)		(20)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			104.688	(20)		104.668
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				47.326		47.326
Σύνολο αποτελέσματος			104.688	47.306		151.994
Αγορά ιδίων μετοχών (σημείωση 18)					(29.094)	(29.094)
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.181			1.181
Υπόλοιπο 31.3.2007	**1.591.286**	**127.961**	**313.722**	**570.507**	**(43.559)**	**2.559.917**

Οι επισυναπτόμενες σημειώσεις (σελ. 5-23) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2007	Από 1 Ιανουαρίου έως 31.3.2006
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		61.324	156.304
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων	7,8	7.324	6.857
Αποσβέσεις αΰλων παγίων	9	3.963	3.137
Απομειώσεις δανείων και προβλέψεις		55.605	58.376
Λοιπές προσαρμογές		1.181	1.181
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		79.289	(20.280)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		31.376	29.214
		240.062	234.789
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(836.023)	(25.540)
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		40.713	(317.679)
Δανείων και απαιτήσεων κατά πελατών		(984.600)	(732.450)
Λοιπών στοιχείων Ενεργητικού		(29.081)	(25.618)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων προς πιστωτικά ιδρύματα		(1.729.280)	(136.858)
Υποχρεώσεων από παράγωγα		110.197	46.407
Υποχρεώσεων προς πελάτες		4.813.299	1.340.797
Λοιπών Υποχρεώσεων		96.518	124.486
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		1.721.805	508.334
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(4.649)	(6.524)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**1.717.156**	**501.810**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες		(4.823)	(992)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς εταιρίες			7.126
Εισπραχθέντα μερίσματα		10.534	10.784
Αγορές παγίων	7,8,9,10	(16.391)	(7.935)
Πωλήσεις παγίων		7.954	305
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		2.132.258	(318.575)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**2.129.532**	**(309.287)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
(Αγορές)/Πωλήσεις ιδίων μετοχών	18	(29.094)	-
Πληρωθέντα μερίσματα		(344)	(220)
Έκδοση δανείων		548.298	-
Αποπληρωμή δανείων		(355.077)	(51.463)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**163.783**	**(51.683)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		130	110
Καθαρή αύξηση (μείωση) ταμειακών ροών		**4.010.601**	**140.950**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**4.608.407**	**5.083.955**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**8.619.008**	**5.224.905**

Οι επισυναπτόμενες σημειώσεις (σελ. 5-23) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Σημειώσεις επί των οικονομικών καταστάσεων

Γενικές Πληροφορίες

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.2.2007, (παραίτηση του μη εκτελεστικού μέλους κ. Τάκη Αθανασόπουλου και αντικατάστασή του από τον κ. Ευάγγελο Καλούση), την 31.3.2007 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*
Σοφία Γ. Ελευθερουδάκη
Ευάγγελος Ι. Καλούσης */*** (Με απόφαση της Γενικής Συνελεύσεως της 3.4.2007 ορίσθηκε ανεξάρτητο μη εκτελεστικό μέλος)
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου
	Γαρυφαλιά Β. Σπυριούνη
Αναπληρωματικοί:	Χαράλαμπος Γ. Συρούνης
	Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31 Μαρτίου 2007 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31 Μαρτίου 2007 ανήρχετο σε 408.022.002 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το Α' τρίμηνο 2007, σε 1.344.234 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο, περιλαμβανομένων των πακέτων συναλλαγών.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 26ης Απριλίου 2007.

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Η Τράπεζα κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 31.3.2007 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 31.3.2007, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2006, εκτός από τις μεταβολές που επέφερε η υιοθέτηση των προτύπων και Διερμηνειών που αναφέρουμε αναλυτικά παρακάτω.

Διερμηνεία 7 «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» (Κανονισμός 708/2006)

Η υιοθέτησή της δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις της 31.3.2007.

Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/8.9.2006)

Η υιοθέτησή τους δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις της 31.3.2007.

Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 «Χρηματοοικονομικά μέσα: Γνωστοποιήσεις»,

Τροποποίηση ΔΛΠ 1 «Παρουσίαση Οικονομικών καταστάσεων – Γνωστοποιήσεις κεφαλαίων (κανονισμός 108/2006)

Τα Πρότυπα αυτά, έχουν υποχρεωτική εφαρμογή για χρήσεις με έναρξη από την 1.1.2007 και η επίπτωση τους στο περιεχόμενο και τον τρόπο γνωστοποιήσεως των στοιχείων, που αφορούν τα χρηματοοικονομικά μέσα, θα εμφανιστεί στις ετήσιες οικονομικές καταστάσεις της παρούσης χρήσεως.

Το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση.

Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8 «Τομείς λειτουργίας» Ισχύει για χρήσεις με έναρξη από την 1.1.2009.

Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 – Οικονομικές πληροφορίες κατά τομέα. Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από την Τράπεζα, θα επιφέρει σημαντικές αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων της Τραπέζης κατά τομέα λειτουργίας.

Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 23 «Κόστη δανεισμού» Ισχύει για χρήσεις με έναρξη από την 1.1.2009

Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσης του στοιχείου του ενεργητικού.

Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση» Ισχύει για χρήσεις με έναρξη από την 1.11.2006

Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

Η εφαρμογή της διερμηνείας αυτής δεν θα έχει επιπτώσεις στις ακολουθούμενες λογιστικές αρχές της Τραπέζης.

Διερμηνείες 11 και 12 «Συναλλαγές Ομίλου και ιδίων μετοχών» Ισχύει για χρήσεις με έναρξη από την 1.3.2007 και «Συμφωνία παραχώρησης εκμεταλλεύσεως» Ισχύει για χρήσεις με έναρξη από την 1.1.2008

Η Τράπεζα εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των συγκεκριμένων διερμηνειών στις οικονομικές της καταστάσεις.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2007, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2007, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Αποτελέσματα

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.3.2007	31.3.2006
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	70.002	43.013
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	(14.946)	14.946
Εισπράξεις από διαγραφείσες απαιτήσεις	(3.051)	(627)
Σύνολο	52.005	57.332

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002, όπως τροποποιήθηκε με το Ν. 3259/2004, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύθηκαν μέχρι 31.12.2005, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού, υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.97 έως 20.3.2002. Σε περίπτωση συγχωνεύσεως επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων, που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 24% για τα κέρδη της χρήσεως 2006 λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα, την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.3.2007	31.3.2006
Τρέχων Φόρος	4.246	34.814
Αναβαλλόμενος	9.752	2.941
Σύνολο	13.998	37.755

Η διαφορά του τρέχοντος φόρου μεταξύ των δύο τριμήνων οφείλεται κυρίως στα μικρότερα κέρδη του τριμήνου 1.1 - 31.3.2007 και στην αύξηση των κερδών από την πώληση μετοχών εισηγμένων στο χρηματιστήριο για τα οποία σχηματίσθηκε αφορολόγητο αποθεματικό.

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.3.2007	31.3.2006
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	2.349	2.143
Δάνεια και απαιτήσεις κατά πελατών	4.055	(8.515)
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	134	95
Αποτίμηση παραγώγων	(1.469)	7.673
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	161	30
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας τους	3.217	2.421
Λοιπές προσωρινές διαφορές	1.305	(906)
Σύνολο	9.752	2.941

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή:

		Από 1 Ιανουαρίου έως		
		31.3.2007		31.3.2006
Κέρδη πριν το φόρο εισοδήματος		61.324		156.304
Φόρος εισοδήματος	25%	15.331	24%	37.513
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,11%	65	0,03%	53
Εισόδημα μη υπαγόμενο στο φόρο	(8,10%)	(4.967)	(3,92%)	(6.131)
Έξοδα μη εκπεστέα	2,87%	1.761	0,02%	32
Αναλογία των αφορολόγητων εσόδων στα κέρδη περιόδου	(0,09%)	(52)	(0,69%)	(1.076)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα	0,10%	60	0,23%	354
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον προσδιορισμό του τρέχοντος και αναβαλλόμενου φόρου			0,08%	118
Λοιπές φορολογικές προσαρμογές	2,94%	1.800	4,41%	6.892
Φόρος Εισοδήματος	**22,83%**	**13.998**	**24,16%**	**37.755**

4. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα Βασικά Κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα, κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως	
	31.3.2007	**31.3.2006**
Κέρδη αναλογούντα στους Μετόχους	47.326	118.549
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.838.763	395.927.256
Βασικά κέρδη ανά μετοχή (σε €)	0,12	0,30

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές. Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως	
	31.3.2007	31.3.2006
Κέρδη αναλογούντα στους Μετόχους	47.326	118.549
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.838.763	395.927.256
Προσαρμογή για δικαιώματα προαιρέσεως	753.136	946.454
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.591.899	396.873.710
Προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,12	0,30

Τόσο τα βασικά, όσο και τα προσαρμοσμένα κέρδη ανά μετοχή, της περιόδου 1.1-31.3.2006, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα για να καταστούν συγκρίσιμα, λόγω της δωρεάν διανομής μετοχών από κεφαλαιοποίηση αποθεματικού που έγινε την 3.5.2006, σύμφωνα με απόφαση της Τακτικής Γενικής Συνελεύσεως της 18.4.2006.

Ενεργητικό

5. Δάνεια και απαιτήσεις κατά πελατών

	31.3.2007	31.12.2006
Ιδιώτες:		
Στεγαστικά	8.565.307	8.176.640
Καταναλωτικά	2.341.141	2.169.009
Πιστωτικές κάρτες	901.565	905.689
Λοιπά	130.602	130.605
	11.938.615	11.381.943
Εταιρίες:		
Επιχειρηματικά δάνεια	17.776.569	17.443.652
Λοιπές απαιτήσεις	162.067	151.423
	17.938.636	17.595.075
Μείον:		
Συσσωρευμένες απομειώσεις	(724.879)	(739.327)
Σύνολο	**29.152.372**	**28.237.691**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2006	**822.977**
Συναλλαγματικές διαφορές	(81)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	16.370
Ζημίες απομειώσεως περιόδου (σημ.2)	43.013
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(109)
Υπόλοιπο 31.3.2006	**882.170**
Συναλλαγματικές διαφορές	(97)
Ζημίες απομειώσεως περιόδου	166.158
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	55.280
Μείωση λόγω συγχωνεύσεως του Καταστήματος Βελιγραδίου με την Alpha Bank Srbija A.D.	(3.180)
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(361.004)
Υπόλοιπο 31.12.2006	**739.327**
Συναλλαγματικές διαφορές	(83)
Ζημίες απομειώσεως περιόδου (σημ. 2)	70.002
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	16.668
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(101.035)
Υπόλοιπο 31.3.2007	**724.879**

6. Αξιόγραφα επενδυτικού χαρτοφυλακίου

Διαθέσιμα προς πώληση		**31.3.2007**		**31.12.2006**
Κρατικοί τίτλοι		2.425.937		6.016.005
Λοιποί χρεωστικοί τίτλοι:		2.799.760		1.345.906
- Εισηγμένοι	*2.765.436*		*1.320.834*	
- Μη εισηγμένοι	*34.324*		*25.072*	
Μετοχές:		68.610		57.349
- Εισηγμένες	*54.000*		*46.286*	
- Μη εισηγμένες	*14.610*		*11.063*	
Λοιποί τίτλοι μεταβλητής αποδόσεως		44.551		43.128
Σύνολο		**5.338.858**		**7.462.388**

7. Επενδύσεις σε ακίνητα

	Οικόπεδα – Κτήρια
Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	49.618
Συσσωρευμένες αποσβέσεις	(6.373)
Αναπόσβεστη αξία την 1.1.2006	43.245
1.1.2006-31.3.2006	
Αναπόσβεστη αξία 1.1.2006	43.245
Αποσβέσεις περιόδου	(101)
Αναπόσβεστη αξία την 31.3.2006	43.144
Υπόλοιπα την 31.3.2006	
Αξία κτήσεως	49.618
Συσσωρευμένες αποσβέσεις	(6.474)
1.4.2006-31.12.2006	
Αναπόσβεστη αξία 1.4.2006	43.144
Προσθήκες	47
Διαθέσεις	(884)
α) Αξία κτήσεως	(1.216)
β) Αποσβεσμένα	332
Αποσβέσεις περιόδου	(301)
Αναπόσβεστη αξία την 31.12.2006	42.006
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	48.449
Συσσωρευμένες αποσβέσεις	(6.443)
1.1.2007-31.3.2007	
Αναπόσβεστη αξία 1.1.2007	42.006
Προσθήκες	17
Αποσβέσεις περιόδου	(99)
Αναπόσβεστη αξία την 31.3.2007	41.924
Υπόλοιπα την 31.3.2007	
Αξία κτήσεως	48.466
Συσσωρευμένες αποσβέσεις	(6.542)

8. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα-Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2006				
Αξία κτήσεως	647.739	1.210	246.692	895.641
Συσσωρευμένες αποσβέσεις	(154.914)	(890)	(210.326)	(366.130)
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
1.1.2006 -31.3.2006				
Αναπόσβεστη αξία 1.1.2006	492.825	320	36.366	529.511
Προσθήκες	2.491	-	3.231	5.722
Συναλλαγματικές διαφορές	(117)	-	(12)	(129)
α) Αξία κτήσεως	(121)	-	(27)	(148)
β) Αποσβεσμένα	4	-	15	19
Διαθέσεις	(152)	-	(5)	(157)
α) Αξία κτήσεως	(239)	-	(269)	(508)
β) Αποσβεσμένα	87	-	264	351
Μεταφορές	-	-	-	-
α) Αξία κτήσεως	-	(68)	68	-
β) Αποσβεσμένα	-	68	(68)	-
Αποσβέσεις περιόδου	(3.010)	(30)	(3.716)	(6.756)
Αναπόσβεστη αξία 31.3.2006	492.037	290	35.864	528.191
Υπόλοιπα την 31.3.2006				
Αξία κτήσεως	649.870	1.142	249.695	900.707
Συσσωρευμένες αποσβέσεις	(157.833)	(852)	(213.831)	(372.516)
1.4.2006-31.12.2006				
Αναπόσβεστη αξία 1.4.2006	492.037	290	35.864	528.191
Προσθήκες	22.122	-	21.869	43.991
Συναλλαγματικές διαφορές	96	-	7	103
α) Αξία κτήσεως	91	-	10	101
β) Αποσβεσμένα	5	-	(3)	2
Διαθέσεις	(7.298)	-	(566)	(7.864)
α) Αξία κτήσεως	(8.132)	-	(2.274)	(10.406)
β) Αποσβεσμένα	834	-	1.708	2.542
Αποσβέσεις περιόδου	(9.624)	(90)	(10.071)	(19.785)
Αναπόσβεστη αξία 31.12.2006	497.333	200	47.103	544.636
Υπόλοιπα την 31.12.2006				
Αξία κτήσεως	663.951	1.142	269.300	934.393
Συσσωρευμένες αποσβέσεις	(166.618)	(942)	(222.197)	(389.757)
1.1.2007-31.3.2007				
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
Προσθήκες	6.041	-	4.240	10.281
Συναλλαγματικές διαφορές	(54)	-	(23)	(77)
α) Αξία κτήσεως	(76)	-	(49)	(125)
β) Αποσβεσμένα	22	-	26	48
Διαθέσεις	(1.520)	-	(18)	(1.538)
α) Αξία κτήσεως	(2.270)	-	(405)	(2.675)
β) Αποσβεσμένα	750	-	387	1.137
Αποσβέσεις περιόδου	(3.136)	(30)	(4.059)	(7.225)
Αναπόσβεστη αξία 31.3.2007	498.664	170	47.243	546.077
Υπόλοιπα την 31.3.2007				
Αξία κτήσεως	667.646	1.142	273.086	941.874
Συσσωρευμένες αποσβέσεις	(168.982)	(972)	(225.843)	(395.797)

9. Υπεραξία και λοιπά άυλα πάγια

Περιλαμβάνονται μόνο λογισμικά προγράμματα (software)

Υπόλοιπα την 1.1.2006	
Αξία κτήσεως	104.142
Συσσωρευμένες αποσβέσεις	(71.126)
Αναπόσβεστη αξία την 1.1.2006	33.016
1.1.2006-31.3.2006	
Αναπόσβεστη αξία 1.1.2006	33.016
Προσθήκες	2.213
Συναλλαγματικές διαφορές	(2)
α) Αξία κτήσεως	(2)
β) Αποσβεσμένα	-
Διαθέσεις	-
α) Αξία κτήσεως	(14)
β) Αποσβεσμένα	14
Αποσβέσεις περιόδου	(3.137)
Αναπόσβεστη αξία 31.3.2006	32.090
Υπόλοιπα την 31.3.2006	
Αξία κτήσεως	106.339
Συσσωρευμένες αποσβέσεις	(74.249)
1.4.2006-31.12.2006	
Αναπόσβεστη αξία 1.4.2006	32.090
Προσθήκες	20.433
Συναλλαγματικές διαφορές	(1)
α) Αξία κτήσεως	(2)
β) Αποσβεσμένα	1
Διαθέσεις	(99)
α) Αξία κτήσεως	(99)
β) Αποσβεσμένα	-
Αποσβέσεις περιόδου	(10.319)
Αναπόσβεστη αξία 31.12.2006	42.104
Υπόλοιπα την 31.12.2006	
Αξία κτήσεως	126.671
Συσσωρευμένες αποσβέσεις	(84.567)
1.1.2007-31.3.2007	
Αναπόσβεστη αξία 1.1.2007	42.104
Προσθήκες	4.435
Συναλλαγματικές διαφορές	(11)
α) Αξία κτήσεως	(14)
β) Αποσβεσμένα	3
Αποσβέσεις περιόδου	(3.963)
Αναπόσβεστη αξία 31.3.2007	42.565
Υπόλοιπα την 31.3.2007	
Αξία κτήσεως	131.092
Συσσωρευμένες αποσβέσεις	(88.527)

10. Στοιχεία Ενεργητικού προς πώληση

Πάγιος εξοπλισμός

	Οικόπεδα-Κτήρια	Μηχαν. Εξοπλισμός	Σύνολα
1.1.2006-31.3.2006			
Υπόλοιπο την 1.1.2006	87.909	585	88.494
Προσθήκες	1.431	4	1.435
Διαθέσεις	(268)	-	(268)
Υπόλοιπο την 31.3.2006	89.072	589	89.661
1.4.2006-31.12.2006			
Υπόλοιπο την 1.4.2006	89.072	589	89.661
Προσθήκες	6.626	551	7.177
Διαθέσεις	(3.774)	(551)	(4.325)
Υπόλοιπο την 31.12.2006	91.924	589	92.513
1.1.2007-31.3.2007			
Υπόλοιπο την 1.1.2007	91.924	589	92.513
Προσθήκες	1.551	107	1.658
Διαθέσεις	(172)	(107)	(279)
Υπόλοιπο την 31.3.2007	93.303	589	93.892

Υποχρεώσεις

11. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Ομολογίες εκδόσεώς μας

Κοινά ομολογιακά δάνεια[1]	
Υπόλοιπο 1.1.2007	**13.165.944**
Νέες εκδόσεις	4.844.744
Λήξεις/Ανακλήσεις	(511.415)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(16.686)
Μεταβολές δεδουλευμένων τόκων	22.178
Συναλλαγματικές διαφορές	(2.505)
Υπόλοιπο 31.3.2007	**17.502.260**
Δάνεια μειωμένης εξασφαλίσεως[2]	
Υπόλοιπο 1.1.2007	**1.061.008**
Νέες εκδόσεις	548.298
Λήξεις/Ανακλήσεις	(300.000)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	3.819
Μεταβολές δεδουλευμένων τόκων	492
Συναλλαγματικές διαφορές	(479)
Υπόλοιπο 31.3.2007	**1.313.138**
Υβριδικοί τίτλοι	
Υπόλοιπο 1.1.2007	**921.368**
Μεταβολές δεδουλευμένων τόκων	(27.481)
Υπόλοιπο 31.3.2007	**893.887**

(1) Η πλειονότητα των νέων κοινών ομολογιακών εκδόσεων (€ 4.497 εκατ.) φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης μέχρι και +25 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης. Οι λοιπές εκδόσεις είναι α) μη τυποποιημένες (299 εκατ.) και β) τυποποιημένες σε συνάλλαγμα (49 εκατ.) και αντισταθμίζονται ως προς τον επιτοκιακό και συναλλαγματικό κίνδυνο με συμβάσεις ανταλλαγής επιτοκίων και συναλλάγματος αντίστοιχα.

(2) Την 8.3.2007 και μετά την παρέλευση 5 ετών από την έκδοσή τους ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 300 εκατ. και αρχικής διάρκειας 10 ετών.

Την 1.2.2007 εκδόθηκε δάνειο € 350 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 40 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 170 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 8.3.2007 εκδόθηκε δάνειο € 200 εκατ. με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 35 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 165 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

12. Προβλέψεις

Υπόλοιπο την 1.1.2006	**1.628**
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	14.946
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	264
Χρησιμοποιηθείσες προβλέψεις	(53)
Υπόλοιπο την 31.3.2006	**16.785**
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	1.205
Χρησιμοποιηθείσες προβλέψεις	(89)
Υπόλοιπο την 31.12.2006	**17.901**
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	493
Αντιλογισμός σχηματισθείσης προβλέψεως για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	(14.946)
Χρησιμοποιηθείσες προβλέψεις	(13)
Υπόλοιπο την 31.3.2007	**3.435**

Πρόσθετες πληροφορίες

13. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2005.
Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τη χρήση 2006 που δεν έχει ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

- *Η Τράπεζα ως μισθώτρια*

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.
Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανεώσεως ή παρατάσεως βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων. Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	31.3.2007	**31.12.2006**
- εντός ενός έτους	22.989	22.601
- πέραν του έτους και μέχρι πέντε έτη	69.682	68.187
- πέραν των πέντε ετών	41.460	41.503
Σύνολο	**134.131**	**132.291**

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το πρώτο τρίμηνο του 2007 ανήλθαν σε € 6.239 (2006 : € 5.526) και συμπεριλαμβάνονται στα «Γενικά διοικητικά έξοδα».

- *Η Τράπεζα ως εκμισθώτρια*

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.
Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.3.2007	**31.12.2006**
- εντός ενός έτους	3.072	2.945
- πέραν του έτους και μέχρι πέντε έτη	9.122	8.988
- πέραν των πέντε ετών	4.918	4.805
Σύνολο	**17.112**	**16.738**

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το πρώτο τρίμηνο του 2007 ανήλθαν σε € 802 (2006 : € 727) και συμπεριλαμβάνονται στα «Λοιπά έσοδα».

δ) Εκτός Ισολογισμού υποχρεώσεις

	31.3.2007	**31.12.2006**
Εγγυητικές επιστολές	4.277.655	4.325.763
Ενέγγυες πιστώσεις	244.256	223.582
Μη αντληθέντα πιστωτικά όρια	14.039.720	13.709.879
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	19.881.432	15.143.455
Σύνολο	**38.443.063**	**33.402.679**

ε) Δεσμεύσεις στοιχείων Ενεργητικού

	31.3.2007	31.12.2006
Αξιόγραφα επενδυτικού χαρτοφυλακίου	655.000	585.000

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου, € 150.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφαλίσεως στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

14. Πληροφόρηση κατά τομέα

Ανάλυση κατά επιχειρηματικό τομέα

(Ποσά σε εκατ. Ευρώ)

31.3.2007	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά
Τόκοι	285,1	214,4	57,6	0,8	7,6	4,7	0,0
Προμήθειες	73,9	37,8	20,0	12,8	2,3	1,0	0,0
Λοιπά έσοδα	(66,8)	5,1	1,2	0,7	8,8	0,2	(82,8)
Σύνολο εσόδων	**292,2**	**257,3**	**78,8**	**14,3**	**18,7**	**5,9**	**(82,8)**
Έξοδα	(178,9)	(131,9)	(24,6)	(7,0)	(5,1)	(3,6)	(6,7)
Απομειώσεις	(52,0)	(24,0)	(28,0)	-	-	-	-
Κέρδη προ φόρων	**61,3**	**101,4**	**26,2**	**7,3**	**13,6**	**2,3**	**(89,5)**

31.3.2006	Τράπεζα	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά
Τόκοι	276,6	201,2	56,6	0,7	14,0	4,1	-
Προμήθειες	65,4	27,3	20,0	12,5	4,8	0,8	-
Λοιπά έσοδα	31,4	2,1	0,4	0,5	14,9	0,2	13,3
Σύνολο εσόδων	**373,4**	**230,6**	**77,0**	**13,7**	**33,7**	**5,1**	**13,3**
Έξοδα	(159,8)	(115,7)	(22,6)	(6,9)	(4,4)	(2,7)	(7,5)
Απομειώσεις	(57,3)	(33,6)	(23,7)	-	-	-	-
Κέρδη προ φόρων	**156,3**	**81,3**	**30,7**	**6,8**	**29,3**	**2,4**	**5,8**

i. Λιανική Τραπεζική
Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τραπέζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.
Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking
Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία.
Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank της Τραπέζης.
Επίσης παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.)

v. N.A. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της N.A. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

15. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Η Τράπεζα αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	31.3.2007	**31.12.2006**
Σταθμισμένο Ενεργητικό από πιστωτικό κίνδυνο	30.927	30.112
Σταθμισμένο Ενεργητικό από κίνδυνο αγοράς	571	641
Συνολικό σταθμισμένο Ενεργητικό	31.498	30.753
Κύρια βασικά κεφάλαια (Upper tier I)	2.404	2.352
Βασικά κεφάλαια (Tier I)	2.363	2.309
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.270	4.080
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	7,6%	7,6%
Δείκτης βασικών κεφαλαίων (Tier I)	7,5%	7,5%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**13,6%**	**13,3%**

16. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της, διενεργεί συναλλαγές και με συνδεδεμένα με αυτή μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με μέλη του Διοικητικού της Συμβουλίου και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	31.3.2007	**31.12.2006**
Δάνεια	2.451	2.148
Καταθέσεις	29.891	29.761
Εγγυητικές επιστολές	62	165
	31.3.2007	**31.3.2006**
Τόκοι και εξομοιούμενα έσοδα	5	-
Τόκοι και εξομοιούμενα έξοδα	269	-

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

I. Θυγατρικές εταιρίες

	31.3.2007	31.12.2006
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.119.081	1.787.315
Αξιόγραφα χαρτοφυλακίου συναλλαγών	3.502	48.089
Παράγωγα χρηματοοικονομικά μέσα	220	113
Δάνεια και απαιτήσεις κατά πελατών	1.264.195	1.299.575
Αξιόγραφα διαθέσιμα προς πώληση	1.844.686	290.816
Σύνολο	**5.231.684**	**3.425.908**
Παθητικό		
Υποχρεώσεις προς πιστωτικά ιδρύματα	1.490.350	1.183.878
Υποχρεώσεις προς πελάτες	83.143	466.666
Παράγωγα χρηματοοικονομικά μέσα	1.543	634
Υποχρεώσεις από χρεωστικούς τίτλους	19.709.285	15.148.320
Λοιπές υποχρεώσεις	1.050	4.095
Σύνολο	**21.285.371**	**16.803.593**
Εγγυητικές επιστολές και λοιπές εγγυήσεις	251.930	84.063

	31.3.2007	31.3.2006
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	40.355	17.178
Έσοδα από μερίσματα	10.522	10.784
Έσοδα από αμοιβές και προμήθειες	12.454	12.295
Λοιπά έσοδα	667	595
Σύνολο	**63.998**	**40.852**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	196.402	93.141
Προμήθειες έξοδα	447	333
Γενικά διοικητικά έξοδα	2.950	3.537
Σύνολο	**199.799**	**97.011**

II. Συγγενείς εταιρίες

	31.3.2007	31.12.2006
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	554	611
Σύνολο	**554**	**611**
Παθητικό		
Υποχρεώσεις προς πελάτες	7	5
Σύνολο	**7**	**5**

	31.3.2007	31.3.2006
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	12	26
Έσοδα από αμοιβές και προμήθειες	-	7
Σύνολο	**12**	**33**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	-	2
Γενικά διοικητικά έξοδα	-	125
Σύνολο	**-**	**127**

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου, οι οποίες επιβάρυναν τα αποτελέσματα για το πρώτο τρίμηνο του 2007 ανέρχονται σε € 1.258 (31.3.2006 : € 950). Η αύξησή τους οφείλεται, κυρίως, στην τοποθέτηση από 16.5.2006 δύο νέων Εντεταλμένων Γενικών Διευθυντών.

17. Αποκτήσεις, πωλήσεις θυγατρικών και συγγενών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 13.3.2007 ολοκληρώθηκε η απόσχιση, από τον κλάδο ξενοδοχειακών επιχειρήσεων της θυγατρικής εταιρίας της Τραπέζης Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., του τμήματος των επιχειρήσεων Ρόδου (Hilton Rhodes) και η αναδοχή του από την επίσης θυγατρική της Τραπέζης Τουριστικά Θέρετρα Α.Ε.

β. Την 21.3.2007 μεταβιβάστηκε ο κλάδος εκμεταλλεύσεως κυλικείου, της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην επίσης θυγατρική Καφέ ALPHA A.E.

γ. Την 23.3.2007 ολοκληρώθηκε η μεταβίβαση των μετοχών της θυγατρικής εταιρίας της Τραπέζης, Alpha Ασφαλιστική Α.Ε. , στη διεθνούς κύρους γαλλική ασφαλιστική εταιρία ΑΧΑ, τη μεγαλύτερη ασφαλιστική εταιρία στην Ευρώπη, έναντι τιμήματος € 255 εκατ. Ταυτόχρονα, υπεγράφη και τέθηκε σε εφαρμογή συμφωνία για την μακροχρόνια αποκλειστική συνεργασία των δύο μερών στη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου δικτύου Καταστημάτων της Alpha Bank.

δ. Την 29.3.2007 η θυγατρική της Τραπέζης Alpha Αστικά Ακίνητα ίδρυσε την εταιρία Alpha Immovables Bulgaria E.O.O.D με έδρα την Σόφια και αρχικό κεφάλαιο € 306 χιλ. Σκοπός της εταιρίας είναι η διαχείριση και εκμετάλλευση ακινήτων.

Παρατίθεται κατωτέρω πίνακας των επενδύσεων σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες:

	1.1-31.3.2007	1.4-31.12.2006	1.1-31.3.2006
Θυγατρικές			
Υπόλοιπο αρχής περιόδου	1.587.804	1.468.911	1.471.394
Προσθήκες[1]	4.823	197.290	888
Μειώσεις	-	(80.505)	(3.371)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης εύλογης αξίας[2]	(580)	2.108	-
Απομειώσεις αξίας	-	-	-
Υπόλοιπο τέλους περιόδου	1.592.047	1.587.804	1.468.911
Συγγενείς			
Υπόλοιπο αρχής περιόδου	5.624	10.131	10.463
Προσθήκες	-	40	104
Μειώσεις	-	(4.547)	(436)
Απομειώσεις αξίας	-	-	-
Υπόλοιπο τέλους περιόδου	5.624	5.624	10.131
Κοινοπραξίες			
Υπόλοιπο αρχής περιόδου	122	122	122
Προσθήκες	-	-	-
Μειώσεις	-	-	-
Απομειώσεις αξίας	-	-	-
Υπόλοιπο τέλους περιόδου	122	122	122
Γενικό σύνολο	**1.597.793**	**1.593.550**	**1.479.164**

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου και οι εκκαθαρίσεις εταιριών.

(1) Περιλαμβάνεται ποσό € 4.133 για αγορά μετοχών της Alpha Αστικά Ακίνητα Α.Ε.

(2) Η Τράπεζα κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS), αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τη συμμετοχή της στην Alpha Bank London Ltd. και Alpha Bank Romania S.A.

18. Ίδιες μετοχές

Η Τράπεζα προέβη κατά το χρονικό διάστημα 1.1 – 31.3 2007, σε αγορά 1.326.019 μετοχών, με αξία κτήσεως € 29.094 χιλ. (ήτοι € 21,94 ανά μετοχή).

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 31.3.2007 ανήλθε σε 2.127.738 συνολικού κόστους € 43.559 χιλ. (ήτοι € 20,47 ανά μετοχή).

19. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

α. Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2007, ενέκρινε μεταξύ άλλων και τα εξής:

- τη διανομή μερίσματος για τη χρήση 2006 € 0,75 ανά μετοχή.
- πρόγραμμα αγοράς ιδίων μετοχών, για τη χρονική περίοδο Απριλίου 2007 - Απριλίου 2008, μέχρι του ποσού που αντιστοιχεί στο 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου.

Επίσης επικύρωσε την τροποποίηση του άρθρου 5 του Καταστατικού περί μετοχικού κεφαλαίου, λόγω της ενασκήσεως δικαιωμάτων προαιρέσεως, σύμφωνα με απόφαση του Διοικητικού Συμβουλίου της 4.12.2006, με την οποία το μετοχικό κεφάλαιο ανήλθε σε € 1.591.286 και διαιρείται σε 408.022.002 μετοχές, ονομαστικής αξίας € 3,90 εκάστης.

β. Εντός του Απριλίου 2007 η Τράπεζα αύξησε το ποσοστό συμμετοχής της στην Alpha Αστικά Ακίνητα Α.Ε. κατά 3,93% και έτσι διαμορφώθηκε σε 74,07%.

γ. Την 5.3.2007 η Τράπεζα υπέβαλε αίτημα για την εξαγορά του υπολοίπου των μετοχών της θυγατρικής της εταιρίας Alpha Leasing A.E.. Η Επιτροπή Κεφαλαιαγοράς, στις 8.3.2007, ενέκρινε το αίτημα της Τραπέζης. Η Τράπεζα, εντός του μηνός Απριλίου 2007, εξασκώντας το σχετικό δικαίωμα εξαγοράς απέκτησε 95.773 μετοχές, ήτοι ποσοστό 0,24% επί του καταβεβλημένου μετοχικού κεφαλαίου και δικαιωμάτων ψήφου της Εταιρίας. Έτσι, ο αριθμός μετοχών και δικαιωμάτων ψήφου της Alpha Leasing A.E. που κατέχει πλέον η Τράπεζα ανέρχεται σε 39.585.000, ήτοι ποσοστό 100%.

Αθήναι, 26 Απριλίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 31.3.2007

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

ΑΘΗΝΑΙ

26 ΑΠΡΙΛΙΟΥ 2007

ΠΙΝΑΚΑΣ ΠΕΡΙΕΧΟΜΕΝΩΝ

Σελίδα

Οικονομικές καταστάσεις της 31.3.2007

ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 31.03.2007

Ενδιάμεση ενοποιημένη κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2007	31.3.2006
Τόκοι και εξομοιούμενα έσοδα		765.091	592.743
Τόκοι και εξομοιούμενα έξοδα		(402.952)	(251.517)
Καθαρό έσοδο από τόκους		362.139	341.226
Έσοδα από αμοιβές και προμήθειες		116.268	99.681
Προμήθειες έξοδα		(8.800)	(5.434)
Καθαρό έσοδο από αμοιβές και προμήθειες		107.468	94.247
Έσοδα από μερίσματα		383	186
Αποτελέσματα χρηματοοικονομικών πράξεων		29.928	24.159
Λοιπά έσοδα		19.789	12.275
		50.100	36.620
Σύνολο εσόδων		**519.707**	**472.093**
Αμοιβές και έξοδα προσωπικού		(127.305)	(115.877)
Γενικά διοικητικά έξοδα		(88.652)	(75.940)
Αποσβέσεις		(16.867)	(15.572)
Λοιπά έξοδα		(665)	(218)
Σύνολο εξόδων		**(233.489)**	**(207.607)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(62.383)	(64.900)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες		(44)	(252)
Κέρδη πριν το φόρο εισοδήματος		**223.791**	**199.334**
Φόρος εισοδήματος	3	(49.209)	(46.901)
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες		**174.582**	**152.433**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	4	81.797	(1.290)
Καθαρά κέρδη μετά το φόρο εισοδήματος		**256.379**	**151.143**
Καθαρά κέρδη που αναλογούν σε:			
Μετόχους της Τραπέζης		**256.140**	**150.666**
Τρίτους		239	477
Καθαρά κέρδη ανά μετοχή:	5		
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		0,63	0,38
Προσαρμοσμένα (€ ανά μετοχή)		0,63	0,38
Από συνεχιζόμενες δραστηριότητες			
Βασικά (€ ανά μετοχή)		0,43	0,38
Προσαρμοσμένα (€ ανά μετοχή)		0,43	0,38

Σημείωση: Τα αποτελέσματα της περιόδου 1.1.-31.3.2006 έχουν αναμορφωθεί λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση διακοπτόμενης δραστηριότητας (σημείωση 18)

Οι επισυναπτόμενες σημειώσεις (σελ. 7-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεσος ενοποιημένος Ισολογισμός

	Σημείωση	(Ποσά σε χιλιάδες ευρώ) 31.3.2007	31.12.2006
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		3.031.113	2.675.702
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		8.981.976	4.636.712
Αξιόγραφα χαρτοφυλακίου συναλλαγών		235.240	305.991
Παράγωγα χρηματοοικονομικά μέσα		328.323	245.676
Δάνεια και απαιτήσεις κατά πελατών	6	33.848.372	32.223.034
Αξιόγραφα επενδυτικού χαρτοφυλακίου -Διαθέσιμα προς πώληση	7	3.893.173	7.552.602
Επενδύσεις σε συγγενείς εταιρίες		4.037	4.091
Επενδύσεις σε ακίνητα	8	47.002	31.518
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	8	922.685	935.996
Υπεραξία και λοιπά άυλα πάγια	8	115.684	117.138
Αναβαλλόμενες φορολογικές απαιτήσεις		303.018	276.973
Λοιπά στοιχεία Ενεργητικού		337.413	309.840
		52.048.036	49.315.273
Στοιχεία Ενεργητικού προς πώληση	9	129.267	484.387
Σύνολο Ενεργητικού		**52.177.303**	**49.799.660**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		4.784.369	6.686.526
Παράγωγα χρηματοοικονομικά μέσα		333.566	224.576
Υποχρεώσεις προς πελάτες		24.834.737	23.573.908
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	10	16.541.314	13.789.253
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		155.410	129.077
Αναβαλλόμενες φορολογικές υποχρεώσεις		178.976	140.208
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		549.412	548.584
Λοιπές υποχρεώσεις		810.822	675.003
Προβλέψεις	11	49.005	65.263
		48.237.611	45.832.398
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	9	1.790	353.595
Σύνολο Υποχρεώσεων		**48.239.401**	**46.185.993**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους Μετόχους της Τράπεζης			
Μετοχικό Κεφάλαιο		1.591.286	1.591.286
Διαφορά από έκδοση μετοχών υπέρ το άρτιο		127.961	127.961
Αποθεματικά		447.704	351.697
Ποσά που αναγνωρίσθηκαν απευθείας στην Καθαρή Θέση και συνδέονται με στοιχεία Ενεργητικού προς πώληση		-	(2.576)
Αποτελέσματα εις νέον		888.050	686.018
Ίδιες μετοχές		(43.747)	(14.653)
		3.011.254	**2.739.733**
Δικαιώματα τρίτων		**38.689**	**44.280**
Υβριδικά κεφάλαια		**887.959**	**829.654**
Σύνολο Καθαρής Θέσεως		**3.937.902**	**3.613.667**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**52.177.303**	**49.799.660**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2006	**1.456.018**	**125.685**	**324.297**	**506.985**	**(188.316)**	**2.224.669**	**53.069**	**844.946**	**3.122.684**
Μεταβολές στην καθαρή θέση περιόδου 1.1-31.3.2006									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			(53.605)			(53.605)			(53.605)
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων			3.851			3.851			3.851
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			3.185			3.185			3.185
Λοιπά				(4.080)		(4.080)			(4.080)
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(46.569)	(4.080)		(50.649)			(50.649)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				150.666		150.666	477		151.143
Σύνολο αποτελέσματος			(46.569)	146.586		100.017	477		100.494
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(176)		(176)	(708)		(884)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων								24.587	24.587
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.181			1.181			1.181
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας							(1.389)		(1.389)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(39.927)		(39.927)			(39.927)
Σχηματισμός αποθεματικών			37.642	(37.642)					
Υπόλοιπο 31.3.2006	**1.456.018**	**125.685**	**316.551**	**575.826**	**(188.316)**	**2.285.764**	**51.449**	**869.533**	**3.206.746**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώμα τα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.4.2006	**1.456.018**	**125.685**	**316.551**	**575.826**	**(188.316)**	**2.285.764**	**51.449**	**869.533**	**3.206.746**
Μεταβολές στην Καθαρή Θέση περιόδου 1.4-31.12.2006									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			4.829			4.829			4.829
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(10.516)			(10.516)			(10.516)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			28.724			28.724			28.724
Λοιπά				3.031		3.031			3.031
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			23.037	3.031		26.068			26.068
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				401.321		401.321	1.651		402.972
Σύνολο αποτελέσματος			23.037	404.352		427.389	1.651		429.040
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση αποθεματικού και αλλαγή της ονομαστικής αξίας της μετοχής σε € 3,90	133.954			(133.954)					
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(337)		(337)	(8.784)		(9.121)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				96.598	173.663	270.261		(39.879)	230.382
Έκδοση νέων μετοχών λόγω ασκήσεως δικαιωμάτων προαιρέσεως	1.314					1.314			1.314
Διαφορά υπέρ το άρτιο από εξασκηθέντα δικαιώματα προαιρέσεως		2.276	(2.276)						
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			3.977			3.977			3.977
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας				(237.556)		(237.556)	(36)		(237.592)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(11.079)		(11.079)			(11.079)
Σχηματισμός αποθεματικών			7.832	(7.832)					
Υπόλοιπο 31.12.2006	**1.591.286**	**127.961**	**349.121**	**686.018**	**(14.653)**	**2.739.733**	**44.280**	**829.654**	**3.613.667**

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά εύλογης αξίας και λοιπά αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2007	**1.591.286**	**127.961**	**349.121**	**686.018**	**(14.653)**	**2.739.733**	**44.280**	**829.654**	**3.613.667**
Μεταβολές στην Καθαρή Θέση περιόδου 1.1-31.3.2007									
Μεταβολή του αποθεματικού αποτίμησης των διαθέσιμων προς πώληση αξιογράφων			3.512			3.512			3.512
Μεταφορά στο αποτέλεσμα περιόδου λόγω πωλήσεων διαθέσιμων προς πώληση αξιογράφων			95.345			95.345			95.345
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			(2.080)			(2.080)			(2.080)
Λοιπά				(1.085)		(1.085)			(1.085)
Καθαρό αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			96.777	(1.085)		95.692			95.692
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				256.140		256.140	239		256.379
Σύνολο αποτελέσματος			96.777	255.055		351.832	239		352.071
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				47		47	(4.753)		(4.706)
(Αγορές)/ πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(15.178)	(29.094)	(44.272)		58.305	14.033
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			1.181			1.181			1.181
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας							(1.077)		(1.077)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(37.267)		(37.267)			(37.267)
Σχηματισμός αποθεματικών			625	(625)					
Υπόλοιπο 31.3.2007	**1.591.286**	**127.961**	**447.704**	**888.050**	**(43.747)**	**3.011.254**	**38.689**	**887.959**	**3.937.902**

Οι επισυναπτόμενες σημειώσεις (σελ. 7-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2007	31.3.2006
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		223.791	199.334
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσώματων παγίων		11.565	11.048
Αποσβέσεις αΰλων παγίων		5.303	4.524
Απομειώσεις δανείων και προβλέψεις		64.657	66.010
Λοιπές προσαρμογές		1.181	1.181
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(8.970)	(12.581)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		47.583	44.215
Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις		44	252
		345.154	313.983
Καθαρή (αύξηση) μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(771.047)	(931.944)
Αξιογράφων χαρτοφυλακίου συναλλαγών και παραγώγων Ενεργητικού		(11.896)	(338.365)
Δανείων και απαιτήσεων κατά πελατών		(1.704.085)	(776.850)
Λοιπών στοιχείων Ενεργητικού		(25.147)	(22.729)
Καθαρή αύξηση (μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες			
Υποχρεώσεων σε πιστωτικά ιδρύματα		(1.902.157)	(350.992)
Υποχρεώσεων από παράγωγα		108.990	47.081
Υποχρεώσεων σε πελάτες		3.730.340	1.472.464
Λοιπών Υποχρεώσεων		55.057	49.877
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(174.791)	(537.475)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(10.402)	(24.970)
Καθαρές ταμειακές ροές από συνεχιζόμενες λειτουργικές δραστηριότητες		**(185.193)**	**(562.445)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις		(4.824)	(992)
Διάθεση συμμετοχών σε θυγατρικές και συγγενείς επιχειρήσεις		-	2.523
Εισπραχθέντα μερίσματα		383	186
Αγορές παγίων		(27.159)	(11.885)
Πωλήσεις παγίων		13.036	669
Καθαρή (αύξηση) μείωση επενδύσεων σε χρεόγραφα		3.762.205	(78.844)
Καθαρές ταμειακές ροές από συνεχιζόμενες επενδυτικές δραστηριότητες		**3.743.641**	**(88.343)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Πληρωθέντα μερίσματα		(1.406)	(1.563)
(Αγορές)/Πωλήσεις ιδίων μετοχών		(29.094)	-
Έκδοση ομολογιακών δανείων		503.762	14.367
Αποπληρωμή ομολογιακών δανείων		(300.000)	(6.856)
Έκδοση υβριδικών τίτλων		73.483	24.587
Πληρωθέντα μερίσματα υβριδικών τίτλων		(37.267)	(37.359)
Καθαρές ταμειακές ροές από συνεχιζόμενες χρηματοδοτικές δραστηριότητες		**209.478**	**(6.824)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		(2.081)	3.185
Καθαρή αύξηση (μείωση) ταμειακών ροών από συνεχιζόμενες δραστηριότητες		**3.765.845**	**(654.427)**
Καθαρές ταμειακές ροές από διακοπείσες λειτουργικές δραστηριότητες		-	4.974
Καθαρές ταμειακές ροές από διακοπείσες επενδυτικές δραστηριότητες		160.700	7.762
Καθαρές ταμειακές ροές από διακοπείσες χρηματοδοτικές δραστηριότητες		-	-
Καθαρή αύξηση (μείωση) ταμειακών ροών από διακοπείσες δραστηριότητες		**160.700**	**12.736**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**4.575.831**	**5.665.814**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**8.502.376**	**5.024.123**

Σημείωση: Οι ταμειακές ροές της περιόδου 1.1.-31.3.2006 έχουν αναμορφωθεί, λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση διακοπτόμενης δραστηριότητας (σημείωση 18)

Οι επισυναπτόμενες σημειώσεις (σελ. 7-26) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων.

Σημειώσεις επί των ενοποιημένων οικονομικών καταστάσεων

Γενικές Πληροφορίες

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της, έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και το εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010 και η σύνθεσή του μετά τις τροποποιήσεις που έγιναν με απόφαση του Διοικητικού Συμβουλίου της 27.2.2007, (παραίτηση του μη εκτελεστικού μέλους κ. Τάκη Αθανασόπουλου και αντικατάστασή του από τον κ. Ευάγγελο Καλούση), την 31.3.2007 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)

Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Μέλος)

Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ

Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

Γεώργιος Ε. Αγουρίδης*

Σοφία Γ. Ελευθερουδάκη

Ευάγγελος Ι. Καλούσης */*** (Με απόφαση της Γενικής Συνελεύσεως της 3.4.2007 ορίσθηκε ανεξάρτητο μη εκτελεστικό μέλος).

Παύλος Γ. Καρακώστας*

Νικόλαος Ι. Μάνεσης**

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ

Παύλος Α. Αποστολίδης**

Θάνος Μ. Βερέμης

Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ

Έκτωρ Π. Βερύκιος

* Μέλος της Ελεγκτικής Επιτροπής
** Μέλος της Επιτροπής Αποδοχών Διοικήσεως
*** Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί:	Μάριος Τ. Κυριάκου
	Γαρυφαλιά Β. Σπυριούνη
Αναπληρωματικοί:	Χαράλαμπος Γ. Συρούνης
	Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Κυριάκου Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31 Μαρτίου 2007 ήταν η πέμπτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει και στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες ευρωπαϊκές εταιρίες.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31 Μαρτίου 2007 ανήρχετο σε 408.022.002 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχώριων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το Α' τρίμηνο 2007, σε 1.344.234 τεμάχια, περίπου, ανά συνεδρίαση κατά μέσο όρο, περιλαμβανομένων των πακέτων συναλλαγών.

Τέλος η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής της.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 26ης Απριλίου 2007.

Ακολουθούμενες λογιστικές αρχές

1. Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 31.3.2007 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 31.3.2007, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2006, εκτός από τις μεταβολές που επέφερε η υιοθέτηση των προτύπων και Διερμηνειών που αναφέρουμε αναλυτικά παρακάτω.

Διερμηνεία 7 «Εφαρμογή της προσέγγισης της αναπροσαρμογής σύμφωνα με το ΔΛΠ 29 περί υπερπληθωριστικών οικονομιών» (Κανονισμός 708/2006)

Η υιοθέτηση της δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις της 31.3.2007.

Διερμηνείες 8 και 9 «Πεδίο εφαρμογής του ΔΠΧΠ 2» και «Επανεκτίμηση ενσωματωμένων παραγώγων» (Κανονισμός 1329/8.9.2006)

Η υιοθέτηση τους δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις της 31.3.2007.

Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 7 « Χρηματοοικονομικά μέσα: Γνωστοποιήσεις»,

Τροποποίηση ΔΛΠ 1 «Παρουσίαση Οικονομικών καταστάσεων – Γνωστοποιήσεις κεφαλαίων (κανονισμός 108/2006)

Τα Πρότυπα αυτά, έχουν υποχρεωτική εφαρμογή για χρήσεις με έναρξη από την 1.1.2007 και η επίπτωση τους στο περιεχόμενο και τον τρόπο γνωστοποιήσεως των στοιχείων, που αφορούν τα χρηματοοικονομικά μέσα, θα εμφανιστεί στις ετήσιες οικονομικές καταστάσεις της παρούσης χρήσεως.

Το Συμβούλιο Διεθνών Λογιστικών Προτύπων έχει εκδώσει τα παρακάτω πρότυπα και διερμηνείες, τα οποία όμως δεν έχουν υιοθετηθεί ακόμη από την Ευρωπαϊκή Ένωση.

Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφόρησης 8 «Τομείς λειτουργίας» Ισχύει για χρήσεις με έναρξη από την 1.1.2009.

Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 – Οικονομικές πληροφορίες κατά τομέα. Η υιοθέτησή του από την Ευρωπαϊκή Ένωση και η εφαρμογή του από την Τράπεζα, θα επιφέρει σημαντικές αλλαγές στον τρόπο παρουσίασης των δραστηριοτήτων του Ομίλου κατά τομέα λειτουργίας.

Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 23 «Κόστη δανεισμού» Ισχύει για χρήσεις με έναρξη από την 1.1.2009

Την 29η Μαρτίου 2007, το Συμβούλιο εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 23, σύμφωνα με το οποίο δεν επιτρέπεται η άμεση καταχώρηση στα αποτελέσματα, του κόστους δανεισμού που συνδέεται άμεσα με στοιχεία ενεργητικού για τα οποία απαιτείται σημαντικός χρόνος μέχρις ότου τεθούν σε παραγωγική λειτουργία ή είναι διαθέσιμα να πωληθούν. Το κόστος αυτό πλέον θα κεφαλαιοποιείται και θα αποτελεί μέρος του κόστους κτήσης του στοιχείου του ενεργητικού.

Η υιοθέτησή του δεν αναμένεται να έχει ουσιώδη επίπτωση στις οικονομικές καταστάσεις.

Διερμηνεία 10 «Ενδιάμεσες Οικονομικές καταστάσεις και απομείωση» Ισχύει για χρήσεις με έναρξη από την 1.11.2006

Με την υιοθέτηση της διερμηνείας αυτής δεν επιτρέπεται ο αντιλογισμός ζημιών απομείωσης που έχουν αναγνωρισθεί σε προηγούμενη ενδιάμεση περίοδο και αφορούν υπεραξία, επενδύσεις σε μετοχικούς τίτλους ή χρηματοοικονομικά στοιχεία που αναγνωρίζονται στο κόστος.

Η εφαρμογή της διερμηνείας αυτής δεν θα έχει επιπτώσεις στις ακολουθούμενες λογιστικές αρχές του Ομίλου.

Διερμηνείες 11 και 12 «Συναλλαγές Ομίλου και ιδίων μετοχών» Ισχύει για χρήσεις με έναρξη από την 1.3.2007 και «Συμφωνία παραχώρησης εκμεταλλεύσεως» Ισχύει για χρήσεις με έναρξη από την 1.1.2008

Ο Όμιλος εξετάζει τις επιπτώσεις που θα έχει η υιοθέτηση των συγκεκριμένων διερμηνειών στις ενοποιημένες οικονομικές του καταστάσεις.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2007, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που πιθανόν να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν μετά την 1.1.2007, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα χαρτοφυλακίου συναλλαγών
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Αποτελέσματα

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.3.2007	31.3.2006
Από δάνεια και απαιτήσεις κατά πελατών	80.735	50.699
Μειώσεις ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων	(14)	-
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	(14.946)	14.946
Εισπράξεις από διαγραφείσες απαιτήσεις	(3.392)	(745)
Σύνολο	**62.383**	**64.900**

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 29% για τη χρήση 2006 και με 25% για τις χρήσεις 2007 και εφεξής.

Παράλληλα, με το άρθρο 9 του Ν. 2992/2002,όπως τροποποιήθηκε με το Ν. 3259/2004, προβλέπεται μείωση του φορολογικού συντελεστή των επιχειρήσεων που συγχωνεύθηκαν μέχρι 31.12.2005, κατά 10 και 5 ποσοστιαίες μονάδες, για τα κέρδη που προκύπτουν από τον πρώτο και δεύτερο αντίστοιχα ισολογισμό μετά την ολοκλήρωση του μετασχηματισμού, υπό την προϋπόθεση ότι δεν έχουν καταστεί συνδεδεμένες από 1.1.97 έως 20.3.2002. Σε περίπτωση συγχωνεύσεως επιχειρήσεων που ήταν συνδεδεμένες μέχρι και την 31.12.1996 η μείωση των συντελεστών ανέρχεται σε 5 ποσοστιαίες μονάδες για τα αντίστοιχα κέρδη των δύο επομένων χρήσεων, που προκύπτουν μετά τον μετασχηματισμό.

Κατ' εφαρμογή των ανωτέρω διατάξεων, η Τράπεζα φορολογήθηκε με συντελεστή 24% για τα κέρδη της χρήσεως 2006 λόγω συγχωνεύσεως, δι' απορροφήσεως από την Τράπεζα, την 8.4.2005, της εισηγμένης στο Χρηματιστήριο Αθηνών εταιρίας Δέλτα Singular Α.Ε.Π., η οποία δεν ήταν συνδεδεμένη με την Τράπεζα πριν την 1.1.1997.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.3.2007	31.3.2006
Τρέχων Φόρος	36.735	43.490
Αναβαλλόμενος	12.474	3.411
Σύνολο φόρου εισοδήματος	**49.209**	**46.901**

Ο αναβαλλόμενος φόρος στην Κατάσταση Αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.3.2007	31.3.2006
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	3.008	2.364
Δάνεια και απαιτήσεις	4.536	(8.270)
Υποχρεώσεις καθορισμένων παροχών σε εργαζόμενους	134	201
Αποτίμηση παραγώγων	565	7.673
Καταμερισμός εσόδων και εξόδων δημιουργίας χρηματοοικονομικών μέσων	368	30
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας	3.217	2.421
Μεταφερόμενες φορολογικές ζημίες προς συμψηφισμό	(323)	(436)
Λοιπές προσωρινές διαφορές	969	(572)
Σύνολο	**12.474**	**3.411**

Παρατίθεται κατωτέρω συμφωνία ονομαστικού και πραγματικού φορολογικού συντελεστή:

		31.3.2007		31.3.2006
Κέρδη πριν το φόρο εισοδήματος συνεχιζόμενων δραστηριοτήτων		223.791		198.334
Φόρος εισοδήματος	20,87%*	46.716	23,61%*	46.821
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,23%	507	0,05%	90
Εισόδημα μη υπαγόμενο στο φόρο	(2,98%)	(6.670)	(3,42%)	(6.792)
Έξοδα μη εκπεστέα	0,91%	2.044	0,17%	341
Αναλογία των αφορολόγητων εσόδων στα κέρδη περιόδου	(0,02%)	(52)	(0,47%)	(930)
Μέρος των αφορολόγητων κερδών που αναλογεί στα διανεμόμενα κέρδη	0,03%	59	0,18%	354
Διαφορά φορολογικών συντελεστών που χρησιμοποιήθηκαν στον υπολογισμό του τρέχοντος και αναβαλλόμενου φόρου			0,02%	49
Λοιπές φορολογικές προσαρμογές	2,95%	6.605	3,58%	7.103
Χρησιμοποιηθείσες φορολογικές ζημίες			(0,07%)	(135)
Φόρος Εισοδήματος	**21,99%**	**49.209**	**23,65%**	**46.901**

* Ο εφαρμοστέος συντελεστής φόρου εισοδήματος 23,61% για το 2006 και 20,87% για το 2007 είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων για κάθε μία από τις θυγατρικές του Ομίλου.

4. Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες

Την 23.03.2007 υπεγράφη σύμβαση πωλήσεως του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.

Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Τα αποτελέσματα της Alpha Ασφαλιστική Α.Ε., η οποία ορίσθηκε ως διακοπτόμενη δραστηριότητα για την περίοδο 1.1.2007 έως 23.3.2007 και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό «καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες» και αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.03.2007	**31.03.2006**
Καθαρό έσοδο από τόκους	860	1.416
Καθαρό έσοδο από αμοιβές και προμήθειες	409	380
Αποτελέσματα χρηματοοικονομικών πράξεων	-	805
Λοιπά έσοδα (Ασφάλιστρα κ.λπ.)	3.573	6.586
Σύνολο εσόδων	**4.842**	**9.187**
Αμοιβές και έξοδα προσωπικού	(2.338)	(3.657)
Γενικά διοικητικά έξοδα	(1.583)	(5.231)
Αποσβέσεις	(239)	(495)
Σύνολο εξόδων	**(4.160)**	**(9.383)**
Κέρδη / (ζημίες) πριν το φόρο εισοδήματος	**682**	**(196)**
Φόρος εισοδήματος	(421)	(1.094)
Καθαρά κέρδη / (ζημίες) μετά το φόρο εισοδήματος	**261**	**(1.290)**
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	**81.536**	**-**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	**81.797**	**(1.290)**

5. Καθαρά κέρδη ανά μετοχή

Βασικά

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τον Όμιλο, κοινών μετοχών της Τραπέζης, κατά την ανωτέρω περίοδο.

	Από 1 Ιανουαρίου έως	
	31.3.2007	**31.3.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	256.140	150.666
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.828.683	395.917.176
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	0,63	0,38

	Από 1 Ιανουαρίου έως	
	31.3.2007	**31.3.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	174.343	151.967
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.828.683	395.917.176
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	0,43	0,38

Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διαθέτει μετοχές αυτής της κατηγορίας, οι οποίες προκύπτουν από πρόγραμμα χορηγήσεως δικαιωμάτων προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό των μετοχών που θα μπορούσαν να αποκτηθούν στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή εξασκήσεως του δικαιώματος που συνοδεύει το δικαίωμα προαιρέσεως.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προκύψει εάν το σύνολο των δικαιωμάτων προαιρέσεως εξασκείτο.

	Από 1 Ιανουαρίου έως	
	31.3.2007	**31.3.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	256.140	150.666
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.828.683	395.917.176
Προσαρμογή για δικαιώματα προαιρέσεως	753.136	946.454
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.581.819	396.863.630
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	0,63	0,38

	Από 1 Ιανουαρίου έως	
	31.3.2007	**31.3.2006**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	174.343	151.967
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	406.828.683	395.917.176
Προσαρμογή για δικαιώματα προαιρέσεως	753.136	946.454
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	407.581.819	396.863.630
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	0,43	0,38

Τόσο τα βασικά, όσο και τα προσαρμοσμένα κέρδη ανά μετοχή, της περιόδου 1.1-31.3.2006, έχουν αναμορφωθεί σε σχέση με τα δημοσιευθέντα για να καταστούν συγκρίσιμα, λόγω της δωρεάν διανομής μετοχών από κεφαλαιοποίηση αποθεματικού που έγινε την 3.5.2006, σύμφωνα με απόφαση της Τακτικής Γενικής Συνελεύσεως της 18.4.2006.

Ενεργητικό

6. Δάνεια και απαιτήσεις κατά πελατών

	31.3.2007	31.12.2006
Ιδιώτες:		
Στεγαστικά	9.318.306	8.812.267
Καταναλωτικά	2.629.035	2.445.129
Πιστωτικές κάρτες	936.387	942.025
Λοιπά δάνεια	224.285	217.035
Σύνολο	13.108.013	12.416.456
Εταιρίες:		
Επιχειρηματικά δάνεια	19.883.251	18.992.719
Leasing	1.122.303	1.086.745
Factoring	469.573	495.692
Σύνολο	21.475.127	20.575.156
Λοιπές απαιτήσεις	223.343	196.492
Ασφαλιστικές και αντασφαλιστικές δραστηριότητες:		
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	10.036	12.179
	34.816.519	33.200.283
Μείον:		
Συσσωρευμένες απομειώσεις	(968.147)	(977.249)
Σύνολο	**33.848.372**	**32.223.034**

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	31.3.2007	31.12.2006
Έως ένα (1) έτος	330.641	318.043
Από ένα (1) έτος έως και πέντε (5) έτη	575.773	553.620
Πέραν των πέντε (5) ετών	613.717	588.952
	1.520.131	1.460.615
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(397.828)	(373.870)
Σύνολο	**1.122.303**	**1.086.745**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	31.3.2007	31.12.2006
Έως ένα (1) έτος	266.348	257.139
Από ένα (1) έτος έως και πέντε (5) έτη	408.099	395.356
Πέραν των πέντε (5) ετών	447.856	434.250
Σύνολο	**1.122.303**	**1.086.745**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2006	**1.040.360**
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	16.370
Συναλλαγματικές διαφορές	(667)
Ζημίες απομειώσεως περιόδου (σημείωση 2)	50.699
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(1.043)
Υπόλοιπο 31.3.2006	**1.105.719**
Μείον συσσωρευμένες απομειώσεις διακοπτομένων δραστηριοτήτων	(4.847)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	55.280
Συναλλαγματικές διαφορές	(1.975)
Ζημίες απομειώσεως περιόδου	193.932
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(370.860)
Υπόλοιπο 31.12.2006	**977.249**

Υπόλοιπο 1.1.2007	**977.249**
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	16.668
Συναλλαγματικές διαφορές	(162)
Ζημίες απομειώσεως περιόδου (σημείωση 2)	80.735
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(106.343)
Υπόλοιπο 31.3.2007	**968.147**

7. Αξιόγραφα επενδυτικού χαρτοφυλακίου

Διαθέσιμα προ πώληση		**31.3.2007**		**31.12.2006**
Κρατικοί τίτλοι		2.572.689		6.253.815
Λοιποί χρεωστικοί τίτλοι:		1.179.837		1.170.994
Εισηγμένοι	*1.024.609*		*1.142.097*	
Μη εισηγμένοι	*155.228*		*28.897*	
Μετοχές:		77.848		65.691
Εισηγμένες	*60.895*		*52.317*	
Μη εισηγμένες	*16.953*		*13.374*	
Λοιποί τίτλοι μεταβλητής αποδόσεως		62.799		62.102
Σύνολο		**3.893.173**		**7.552.602**

8. Αγορές και πωλήσεις ενσώματων και αύλων παγίων

Κατά τη διάρκεια του Α' τριμήνου 2007 επήλθαν οι παρακάτω μεταβολές στα πάγια στοιχεία του Ομίλου.

α. Επενδύσεις σε ακίνητα

Αγορές παγίων, τα οποία χαρακτηρίσθηκαν ως επενδύσεις σε ακίνητα, αξίας € 17 χιλ. και διαθέσεις αξίας € 453 χιλ.

Μεταφορές αναπόσβεστης αξίας € 16 εκατ. από την κατηγορία «ιδιοχρησιμοποιούμενα ενσώματα πάγια» της θυγατρικής εταιρίας Ωκεανός Α.Τ.Ο.Ε.Ε., η οποία εκμισθώνει ακίνητο ιδιοκτησίας της στην μέχρι την 23.3.2007 θυγατρική Alpha Ασφαλιστική Α.Ε.

β. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

Αγορές ιδιοχρησιμοποιουμένων παγίων αξίας € 20.456 χιλ. και διαθέσεις αξίας € 5.828 χιλ.

Μεταφορές προς την κατηγορία «Επενδύσεις σε ακίνητα» αναπόσβεστης αξίας € 16 εκατ.

γ. Υπεραξία και λοιπά άυλα πάγια

Αγορές λογισμικού αξίας € 5.026 χιλ. και διαθέσεις αξίας € 392 χιλ. Η υπεραξία που προέκυψε από την αρχική εξαγορά της Alpha Bank Srbija A.D., μειώθηκε κατά € 646 χιλ., λόγω συναλλαγματικών διαφορών που προέκυψαν από τη μετατροπή των οικονομικών καταστάσεων της θυγατρικής στο νόμισμα παρουσιάσεως των ενοποιημένων οικονομικών καταστάσεων.

9. Στοιχεία Ενεργητικού προς πώληση και Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

Κατά τη διάρκεια του πρώτου τριμήνου 2007 ο Όμιλος απέκτησε πάγια, τα οποία καταχωρήθηκαν στην κατηγορία «Πάγια προς πώληση» αξίας € 1,6 εκατ. και πώλησε αντίστοιχα πάγια αξίας € 0,3 εκατ.

β. Λοιπά

Η θυγατρική εταιρία Τουριστικά Θέρετρα Α.Ε., στην οποία περιήλθε ο κλάδος ξενοδοχειακών δραστηριοτήτων Hilton Ρόδου μετά το πέρας των διαδικασιών αποσχίσεώς του από την Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. την 13.3.2007, έχει καταχωρήσει τα στοιχεία Ενεργητικού και Υποχρεώσεων της εν λόγω μονάδος ως κατεχόμενα προς πώληση.

Το ύψος τους κατά την 31.3.2007, είχε ως εξής:

Στοιχεία Ενεργητικού προς πώληση	
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	25
Δάνεια και απαιτήσεις κατά πελατών	798
Ιδιοχρησιμοποιούμενα Ενσώματα Πάγια	30.294
Υπεραξία και λοιπά Άυλα Πάγια	33
Αναβαλλόμενες φορολογικές απαιτήσεις	3.306
Λοιπά στοιχεία Ενεργητικού	370
Σύνολο	**34.826**

Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	16
Αναβαλλόμενες φορολογικές υποχρεώσεις	343
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	264
Λοιπές υποχρεώσεις	1.167
Σύνολο	**1.790**

Υποχρεώσεις

10. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Ομολογίες εκδόσεώς μας	
Κοινά ομολογιακά δάνεια[1]	
Υπόλοιπο 1.1.2007	**12.759.840**
Νέες εκδόσεις	4.846.198
(Αγορές)/πωλήσεις εταιριών Ομίλου	(1.791.194)
Λήξεις/Ανακλήσεις	(511.415)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	(16.247)
Μεταβολές δεδουλευμένων τόκων	19.625
Συναλλαγματικές διαφορές	(2.505)
Υπόλοιπο 31.3.2007	**15.304.302**
Δάνεια μειωμένης εξασφαλίσεως[2]	
Υπόλοιπο 1.1.2007	**1.029.413**
Νέες εκδόσεις	549.681
(Αγορές)/πωλήσεις εταιριών Ομίλου	(45.919)
Λήξεις/Ανακλήσεις	(300.000)
Μεταβολές εύλογης αξίας λόγω αντιστάθμισης	3.819
Μεταβολές δεδουλευμένων τόκων	497
Συναλλαγματικές διαφορές	(479)
Υπόλοιπο 31.3.2007	**1.237.012**

(1) Η πλειονότητα των νέων κοινών ομολογιακών εκδόσεων (€ 4.498 εκατ.) φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από -10 μονάδες βάσης μέχρι και +25 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης. Οι λοιπές εκδόσεις είναι α) μη τυποποιημένες (299 εκατ.) και β) τυποποιημένες σε συνάλλαγμα (49 εκατ.) και αντισταθμίζονται ως προς τον επιτοκιακό και συναλλαγματικό κίνδυνο με συμβάσεις ανταλλαγής επιτοκίων και συναλλάγματος αντίστοιχα.

(2) Την 8.3.2007 και μετά την παρέλευση 5 ετών από την έκδοσή τους ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 300 εκατ. και αρχικής διάρκειας 10 ετών.

Την 1.2.2007 εκδόθηκε δάνειο € 350 εκατ. δεκαετούς διάρκειας με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 40 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 170 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

Την 8.3.2007 εκδόθηκε δάνειο € 200 εκατ. δεκαετούς διάρκειας με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 35 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 165 μονάδες βάσης για τα επόμενα 5 έτη σε περίπτωση μη ανακλήσεως.

11. Προβλέψεις

	31.3.2007	31.12.2006
Ασφαλιστικές προβλέψεις	37.702	38.885
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	11.303	26.378
Σύνολο	**49.005**	**65.263**

α. Ασφαλιστικές προβλέψεις

Γενικές ασφαλίσεις		
Προβλέψεις μη δεδουλευμένων ασφαλίστρων	5.032	4.942
Προβλέψεις για εκκρεμείς αποζημιώσεις	4.033	5.882
Σύνολο	**9.065**	**10.824**

	31.3.2007	31.12.2006
Ασφαλίσεις ζωής		
Μαθηματικές προβλέψεις	6.636	6.792
Προβλέψεις για εκκρεμείς αποζημιώσεις	1.130	1.128
Σύνολο	**7.766**	**7.920**
Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο	**20.871**	**20.141**
Γενικό σύνολο	**37.702**	**38.885**

β. Λοιπές προβλέψεις

Υπόλοιπο την 1.1.2006	**11.039**
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	14.946
Προβλέψεις σε βάρος των αποτελεσμάτων	65
Χρησιμοποιηθείσες προβλέψεις	(53)
Συναλλαγματικές διαφορές	(199)
Υπόλοιπο την 31.3.2006	**25.798**
Μείον συσσωρευμένες προβλέψεις διακοπτομένων δραστηριοτήτων	(48)
Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις	(353)
Χρησιμοποιηθείσες προβλέψεις	(89)
Συναλλαγματικές διαφορές	1.070
Υπόλοιπο την 31.12.2006	**26.378**
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	(14.946)
Προβλέψεις σε βάρος των αποτελεσμάτων	610
Χρησιμοποιηθείσες προβλέψεις	(13)
Συναλλαγματικές διαφορές	(726)
Υπόλοιπο την 31.3.2007	**11.303**

Πρόσθετες πληροφορίες

12. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου.

β) Φορολογικά θέματα

Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Alpha Leasing Α.Ε., Messana Holdings S.A. και Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από της φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων του Ομίλου έχουν ως εξής:

	31.3.2007	31.12.2006
- εντός του έτους	36.367	32.792
- πέραν του έτους και μέχρι πέντε έτη	89.176	91.419
- πέραν των πέντε ετών	66.932	72.612
Σύνολο	**192.475**	**196.823**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.3.2007	31.12.2006
- εντός του έτους	5.045	8.377
- πέραν του έτους και μέχρι πέντε έτη	23.036	32.720
- πέραν των πέντε ετών	10.168	16.077
Σύνολο	**38.249**	**57.174**

δ) Εκτός Ισολογισμού υποχρεώσεις

	31.3.2007	31.12.2006
Ενέγγυες πιστώσεις	277.265	260.170
Εγγυητικές επιστολές	4.437.230	4.580.796
Εγκεκριμένες δανειακές συμβάσεις και πιστωτικά όρια	14.858.200	14.408.504
Σύνολο	**19.572.695**	**19.249.470**

ε) Δεσμεύσεις στοιχείων Ενεργητικού

	31.3.2007	31.12.2006
Αξιόγραφα επενδυτικού χαρτοφυλακίου	655.000	585.000

Από τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου, € 150.000 έχουν ενεχυριασθεί για άντληση κεφαλαίων και € 5.000 αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφαλίσεως στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ ΑΕ). Τα υπόλοιπα έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαικό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

13. Ενοποιούμενες εταιρίες του Ομίλου

Στις ενοποιημένες οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

α. *ΘΥΓΑΤΡΙΚΕΣ*

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.3.2007	31.12.2006
Τράπεζες			
1.Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2.Alpha Bank Ltd	Κύπρος	100,00	100,00
3.Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4.Alpha Bank AD Skopje	FYROM	100,00	100,00
5.Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6.Alpha Bank Srbija A.D.	Σερβία	99,99	99,99
Χρηματοδοτικές εταιρίες			
1.Alpha Leasing A.E.	Ελλάδα	99,76	99,67
2.Alpha Leasing Romania S.A.	Ρουμανία	99,95	99,93
3.ABC Factors A.E.	Ελλάδα	100,00	100,00
4.Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1.Alpha Finance A.X.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
2.Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3.Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4.Alpha Advisory Romania S.R.L.	Ρουμανία	99,98	99,98
5.Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
6.AEF European Capital Investments B.V.	Ολλανδία	100,00	100,00
7.Alpha Group Investments Ltd	Κύπρος	100,00	100,00
Asset Management			
1.Alpha Asset Management A.E.Δ.Α.Κ.	Ελλάδα	100,00	100,00
2.Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00	100,00
3.ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1.Alpha Ασφαλιστική Α.Ε.	Ελλάδα	-	99,57
2.Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
3.Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00	100,00
4.Alpha Insurance Brokers S.R.L.	Ρουμανία	99,91	99,91
Διάφορες εταιρίες			
1.Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	71,14	67,30
2.Alpha Group Jersey Ltd	Jersey	100,00	100,00
3.Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	93,28	93,25
4.Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00	100,00
5.Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
6.Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
7.Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
8.Alpha Trustees Ltd	Κύπρος	100,00	100,00
9.Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
10.Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
11.Τουριστικά Θέρετρα Α.Ε.	Ελλάδα	93,28	93,25
12.Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00
13.Alpha Real Estate D.O.O. Beograd	Σερβία	71,14	67,30
14.Καφέ Alpha Α.Ε.	Ελλάδα	100,00	100,00
15.Alpha Astika Akinita D.O.O.E.L Skopje	FYROM	71,14	67,30
16.Alpha Immovables Bulgaria E.O.O.D.	Βουλγαρία	71,14	-

β. *ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)*

1.Cardlink A.E.	Ελλάδα	50,00	50,00
2.APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3.APE Commercial Property A.E.	Ελλάδα	60,10	60,10

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επενδύσεως των θυγατρικών του Ομίλου Alpha Bank London Ltd, Alpha Bank Ltd και Alpha Bank Romania, με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

14. Πληροφόρηση κατά τομέα

Ανάλυση κατά επιχειρηματικό τομέα

Ποσά σε εκατ. Ευρώ

31.3.2007	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management /Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	362,1	228,8	70,6	4,0	8,7	48,0	2,0
Προμήθειες	107,5	37,8	21,0	22,5	10,2	16,1	(0,1)
Λοιπά έσοδα	50,1	5,2	1,3	4,6	8,9	11,2	18,9
Σύνολο εσόδων	**519,7**	**271,8**	**92,9**	**31,1**	**27,8**	**75,3**	**20,8**
Σύνολο εξόδων	**(233,5)**	**(132,4)**	**(27,0)**	**(13,6)**	**(8,5)**	**(42,1)**	**(9,9)**
Απομειώσεις	(62,4)	(23,9)	(29,8)	-	-	(8,6)	(0,1)
Κέρδη πριν το φόρο εισοδήματος	223,8	115,5	36,1	17,5	19,3	24,6	10,8
Φόρος εισοδήματος	(49,2)						
Κέρδη από διακοπτόμενες δραστηριότητες	81,8						
Κέρδη μετά το φόρο εισοδήματος	256,4						

31.3.2006	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management /Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Τόκοι	341,2	213,4	68,6	3,6	15,2	40,1	0,3
Προμήθειες	94,2	27,4	20,8	22,2	13,4	11,7	(1,3)
Λοιπά έσοδα	36,4	2,1	0,5	0,7	13,8	7,7	11,6
Σύνολο εσόδων	**471,8**	**242,9**	**89,9**	**26,5**	**42,4**	**59,5**	**10,6**
Σύνολο εξόδων	**(207,6)**	**(115,9)**	**(25,0)**	**(14,4)**	**(10,0)**	**(33,7)**	**(8,6)**
Απομειώσεις	(64,9)	(33,6)	(24,6)	-	-	(6,6)	(0,1)
Κέρδη πριν το φόρο εισοδήματος	199,3	93,4	40,3	12,1	32,4	19,2	1,9
Φόρος εισοδήματος	(46,9)						
Κέρδη από διακοπτόμενες δραστηριότητες	(1,3)						
Κέρδη μετά το φόρο εισοδήματος	151,1						

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές),, καθώς και τις Χρεωστικές και Πιστωτικές Κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία. Διαχειρίζεται τα προϊόντα Ρευστότητας, Επιχειρηματικής Πίστης καθώς και τις Εγγυητικές Επιστολές των ανωτέρω επιχειρήσεων.

Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα Χρηματοδοτικής Μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing A.E., καθώς και οι υπηρεσίες πρακτορείας απαιτήσεων τρίτων μέσω της θυγατρικής εταιρίας ABC Factors A.E..

iii. Asset Management / Insurance
Εντάσσεται μία μεγάλη γκάμα προϊόντων Διαχείρισης Χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Bank του Ομίλου, της θυγατρικής εταιρίας Alpha Asset Management A.E.Δ.A.K.

Επίσης, περιλαμβάνονται οι προμήθειες της θυγατρικής Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε. από την πώληση ευρέως φάσματος ασφαλιστικών προϊόντων, που παρέχεται, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury
Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματο-ποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριο-ποιούνται στο ανωτέρω αντικείμενο (Alpha Finance A.X.E.Π.Ε.Υ., Alpha Επενδυτικών ΣυμμετοχώνΑ.Ε.). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη Διατραπεζική Αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κ.λπ.)

v. Ν.Α. Ευρώπη
Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του ομίλου που δραστηριο-ποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά
Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και οι Διοικητικές Υπηρεσίες της Τραπέζης.

15. Κεφαλαιακή επάρκεια

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου και τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών.

Ο Όμιλος αξιοποιεί όλες τις σύγχρονες μεθόδους διαχειρίσεως της κεφαλαιακής επάρκειας. Έχει προβεί σε εκδόσεις υβριδικών τίτλων και τίτλων μειωμένης εξασφαλίσεως που συνυπολογίζονται στα εποπτικά κεφάλαια. Η έκδοση των εν λόγω τίτλων προσθέτει αξία στον μέτοχο, δεδομένου ότι το κόστος τους είναι σημαντικά χαμηλότερο από αυτό του μετοχικού κεφαλαίου.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	31.3.2007	**31.12.2006**
Σταθμισμένο Ενεργητικό από πιστωτικό κίνδυνο	33.578	32.603
Σταθμισμένο Ενεργητικό από κίνδυνο αγοράς	866	865
Συνολικό σταθμισμένο Ενεργητικό	34.444	33.468
Κύρια βασικά κεφάλαια (Upper tier I)	2.791	2.701
Βασικά κεφάλαια (Tier I)	3.532	3.413
Συνολικά εποπτικά κεφάλαια (Tier I + Tier II)	4.651	4.315
Δείκτης κύριων βασικών κεφαλαίων (Upper Tier I)	8,1%	8,1%
Δείκτης βασικών κεφαλαίων (Tier I)	10,3%	10,2%
Δείκτης κεφαλαιακής επάρκειας (Tier I + Tier II)	**13,5%**	**12,9%**

16. Συναλλαγές συνδεδεμένων μερών

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	31.3.2007	31.12.2006
Δάνεια	3.413	3.100
Καταθέσεις	30.481	31.067
Εγγυητικές επιστολές	62	165
Ομολογίες εκδόσεώς μας	17.404	15.688

	31.3.2007	31.3.2006
Τόκοι έσοδα	19	-
Τόκοι έξοδα	424	-

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	31.3.2007	31.12.2006
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	554	611
Σύνολο	**554**	**611**
Παθητικό		
Υποχρεώσεις προς πελάτες	7	5
Σύνολο	**7**	**5**

	31.3.2007	31.3.2006
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	12	26
Γενικά διοικητικά έσοδα	-	7
Λοιπά έσοδα	-	-
Σύνολο	**12**	**33**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	-	2
Γενικά διοικητικά έξοδα	-	125
Σύνολο	**-**	**127**

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου, οι οποίες επιβάρυναν τα αποτελέσματα για το πρώτο τρίμηνο του 2007, ανέρχονται σε € 2.587 (31.3.2006: € 1.735). Η αύξησή τους οφείλεται, κυρίως, στην τοποθέτηση από 16.5.2006 δύο νέων Εντεταλμένων Γενικών Διευθυντών.

17. Αποκτήσεις, πωλήσεις θυγατρικών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 13.3.2007 ολοκληρώθηκε η απόσχιση, από τον κλάδο ξενοδοχειακών επιχειρήσεων της θυγατρικής εταιρίας Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., του τμήματος των επιχειρήσεων Ρόδου (Hilton Rhodes) και η αναδοχή του από την επίσης θυγατρική εταιρία της Τραπέζης Τουριστικά Θέρετρα Α.Ε.

β. Την 21.3.2007 μεταβιβάστηκε ο κλάδος εκμεταλλεύσεως κυλικείου, της θυγατρικής εταιρίας Τουριστικά Θέρετρα Α.Ε., στην επίσης θυγατρική Καφέ Alpha A.E.

γ. Την 23.3.2007 ολοκληρώθηκε η μεταβίβαση των μετοχών της θυγατρικής εταιρίας Alpha Ασφαλιστική Α.Ε., στη διεθνούς κύρους γαλλική ασφαλιστική εταιρία ΑΧΑ, τη μεγαλύτερη ασφαλιστική εταιρία στην Ευρώπη, έναντι τιμήματος € 255 εκατ. Ταυτόχρονα, υπεγράφη και

τέθηκε σε εφαρμογή συμφωνία για την μακροχρόνια αποκλειστική συνεργασία των δύο μερών στη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου δικτύου Καταστημάτων της Alpha Bank.

δ. Την 29.3.2007 η θυγατρική της Τραπέζης Alpha Αστικά Ακίνητα Α.Ε. ίδρυσε την εταιρία Alpha Immovables Bulgaria E.O.O.D με έδρα την Σόφια και αρχικό κεφάλαιο € 306 χιλ. Σκοπός της εταιρίας είναι η διαχείριση και εκμετάλλευση ακινήτων.

18. Αναμόρφωση οικονομικών καταστάσεων συγκριτικής περιόδου

Παρακάτω παρατίθενται αναμορφώσεις στην Ενοποιημένη κατάσταση αποτελεσμάτων και στην Ενοποιημένη κατάσταση ταμειακών ροών της 31.03.2006, λόγω εφαρμογής του Δ.Π.Χ.Π. 5 για την παρουσίαση της διακοπτόμενης δραστηριότητας, που προέκυψε μετά την υπογραφή συμφωνίας την 23.11.2006 για την πώληση της Alpha Ασφαλιστικής Α.Ε.. Η πώληση πραγματοποιήθηκε την 23.3.2007.

Ενοποιημένη κατάσταση αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	1.1. - 31.03.2006		
	Δημοσιευμένα ποσά	**Διακοπτόμενες δραστηριότητες**	**Συνεχιζόμενες δραστηριότητες**
Τόκοι και εξομοιούμενα έσοδα	594.159	1.416	592.743
Τόκοι και εξομοιούμενα έξοδα	(251.517)	-	(251.517)
Καθαρό έσοδο από τόκους	342.642	1.416	341.226
Έσοδα από αμοιβές και προμήθειες	100.061	380	99.681
Προμήθειες έξοδα	(5.434)	-	(5.434)
Καθαρό έσοδο από αμοιβές και προμήθειες	94.627	380	94.247
Έσοδα από μερίσματα	186	-	186
Αποτελέσματα χρηματοοικονομικών πράξεων	24.964	805	24.159
Λοιπά έσοδα	18.861	6.586	12.275
	44.011	7.391	36.620
Σύνολο εσόδων	**481.280**	**9.187**	**472.093**
Αμοιβές και έξοδα προσωπικού	(119.534)	(3.657)	(115.877)
Γενικά διοικητικά έξοδα	(81.171)	(5.231)	(75.940)
Αποσβέσεις	(16.067)	(495)	(15.572)
Λοιπά έξοδα	(218)	-	(218)
Σύνολο εξόδων	**(216.990)**	**(9.383)**	**(207.607)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(64.900)	-	(64.900)
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	(252)	-	(252)
Κέρδη πριν το φόρο εισοδήματος	**199.138**	**(196)**	**199.334**
Φόρος εισοδήματος	(47.995)	(1.094)	(46.901)
Καθαρά κέρδη μετά το φόρο εισοδήματος	**151.143**	**(1.290)**	**152.433**
Καθαρά Κέρδη / (Ζημίες αναλογούντα στους Μετόχους της Τραπέζης	**150.666**	**(1.284)**	**151.950**
Καθαρά Κέρδη / ζημίες αναλογούντα σε τρίτους	477	(6)	483
Καθαρά κέρδη ανά μετοχή			
Βασικά (€ ανά μετοχή)	0,53		0,38
Προσαρμοσμένα (€ ανά μετοχή)	0,53		0,38

Ενοποιημένη κατάσταση Ταμειακών Ροών

(Ποσά σε χιλιάδες ευρώ)

	1.1. - 31.03.2006		
	Δημοσιευμένα ποσά	**Διακοπτόμενες δραστηριότητες**	**Συνεχιζόμενες δραστηριότητες**
Σύνολο εισροών/(εκροών) από λειτουργικές δραστηριότητες	(557.471)	4.974	(562.445)
Σύνολο εισροών/(εκροών) από επενδυτικές δραστηριότητες	(80.581)	7.762	(88.343)
Σύνολο εισροών/(εκροών) χρηματοδοτικές δραστηριότητες	(6.824)	-	(6.824)
Καθαρή αύξηση/(μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου	(644.876)	12.736	(657.612)
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	3.185	-	3.185
Σύνολο εισροών/(εκροών) περιόδου	**(641.691)**	**12.736**	**(654.427)**
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	**5.665.814**		
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	**5.024.123**		

19. Ίδιες μετοχές

Ο Όμιλος κατά το χρονικό διάστημα 1.1 – 31.3.2007 προέβη σε αγορά 1.326.019 μετοχών, με αξία κτήσεως € 29.094 χιλ. (ήτοι € 21,94 ανά μετοχή).

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε ο Όμιλος την 31.3.2007 ανήλθε σε 2.137.818 συνολικού κόστους € 43.747 χιλ.

20. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

α. Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2007, ενέκρινε μεταξύ άλλων και τα εξής:

- τη διανομή μερίσματος για τη χρήση 2006 € 0,75 ανά μετοχή.
- πρόγραμμα αγοράς ιδίων μετοχών, για τη χρονική περίοδο Απριλίου 2007 - Απριλίου 2008, μέχρι του ποσού που αντιστοιχεί στο 3% του εκάστοτε καταβεβλημένου μετοχικού κεφαλαίου.

Επίσης επικύρωσε την τροποποίηση του άρθρου 5 του Καταστατικού περί μετοχικού κεφαλαίου, λόγω της ενασκήσεως δικαιωμάτων προαιρέσεως, σύμφωνα με απόφαση του Διοικητικού Συμβουλίου της 4.12.2006, με την οποία το μετοχικό κεφάλαιο ανήλθε σε € 1.591.286 και διαιρείται σε 408.022.002 μετοχές, ονομαστικής αξίας € 3,90 εκάστης.

β. Εντός του Απριλίου 2007 η Τράπεζα αύξησε το ποσοστό συμμετοχής της στην Alpha Αστικά Ακίνητα Α.Ε. κατά 3,93% και έτσι διαμορφώθηκε σε 74,07%.

γ. Την 5.3.2007 η Τράπεζα υπέβαλε αίτημα για την εξαγορά του υπολοίπου των μετοχών της θυγατρικής της εταιρίας Alpha Leasing Α.Ε.. Η Επιτροπή Κεφαλαιαγοράς, στις 8.3.2007, ενέκρινε το αίτημα της Τραπέζης. Η Τράπεζα, εντός του μηνός Απριλίου 2007, εξασκώντας το σχετικό δικαίωμα εξαγοράς απέκτησε 95.773 μετοχές, ήτοι ποσοστό 0,24% επί του καταβεβλημένου μετοχικού κεφαλαίου και δικαιωμάτων ψήφου της Εταιρίας. Έτσι, ο αριθμός μετοχών και δικαιωμάτων ψήφου της Alpha Leasing Α.Ε. που κατέχει πλέον η Τράπεζα ανέρχεται σε 39.585.000, ήτοι ποσοστό 100%.

Αθήναι, 26 Απριλίου 2007

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS AT 31.3.2007

(In accordance with the International Accounting Standard 34)

ATHENS
APRIL 26, 2007

TABLE OF CONTENTS

Page

Financial statements as at 31.3.2007

FINANCIAL STATEMENTS AS AT 31.03.2007

Interim consolidated income statement

(Thousands of Euro)

	Note	From 1 January to 31.3.2007	31.3.2006
Interest and similar income		765,091	592,743
Interest expense and similar charges		(402,952)	(251,517)
Net interest income		362,139	341,226
Fee and commission income		116,268	99,681
Commission expense		(8,800)	(5,434)
Net fee and commission income		107,468	94,247
Dividend income		383	186
Gains less losses on financial transactions		29,928	24,159
Other income		19,789	12,275
		50,100	36,620
Total income		**519,707**	**472,093**
Staff costs		(127,305)	(115,877)
General administrative expenses		(88,652)	(75,940)
Depreciation and amortization expenses		(16,867)	(15,572)
Other expenses		(665)	(218)
Total expenses		**(233,489)**	**(207,607)**
Impairment losses and provisions to cover credit risk	2	(62,383)	(64,900)
Share of profit/(loss) of associates		(44)	(252)
Profit before income tax		**223,791**	**199,334**
Income tax	3	(49,209)	(46,901)
Profit after income tax from continuing operations		**174,582**	**152,433**
Profit after income tax from discontinued operations	4	81,797	(1,290)
Profit after income tax		**256,379**	**151,143**
Attributable to:			
Equity holders of the Bank		**256,140**	**150,666**
Minority interests		239	477
Earnings per share:	5		
From continuing and discontinued operations			
Basic earnings per share (€)		0.63	0.38
Diluted earnings per share (€)		0.63	0.38
From continuing operations			
Basic earnings per share (€)		0.43	0.38
Diluted earnings per share (€)		0.43	0.38

Note: The income statement of 1.1.-31.3.2006 has been restated due to the adoption of IFRS 5 for the presentation of discontinued operations (note 18).

The attached notes (pages 7 to 26) form an integral part of these interim financial statements.

Interim consolidated balance sheet

	Note	31.3.2007	31.12.2006
		(Thousands of Euro)	
ASSETS			
Cash and balances with Central Banks		3,031,113	2,675,702
Due from banks		8,981,976	4,636,712
Securities held for trading		235,240	305,991
Derivative financial assets		328,323	245,676
Loans and advances to customers	6	33,848,372	32,223,034
Investment securities			
-Available for sale	7	3,893,173	7,552,602
Investments in associates		4,037	4,091
Investment property	8	47,002	31,518
Property, plant and equipment	8	922,685	935,996
Goodwill and other intangible assets	8	115,684	117,138
Deferred tax assets		303,018	276,973
Other assets		337,413	309,840
		52,048,036	49,315,273
Non-current assets held for sale	9	129,267	484,387
Total Assets		**52,177,303**	**49,799,660**
LIABILITIES			
Due to banks		4,784,369	6,686,526
Derivative financial liabilities		333,566	224,576
Due to customers		24,834,737	23,573,908
Debt securities in issue and other borrowed funds	10	16,541,314	13,789,253
Liabilities for current income tax and other taxes		155,410	129,077
Deferred tax liabilities		178,976	140,208
Employee defined benefit obligations		549,412	548,584
Other liabilities		810,822	675,003
Provisions	11	49,005	65,263
		48,237,611	45,832,398
Liabilities related to non-current assets held for sale	9	1,790	353,595
Total Liabilities		**48,239,401**	**46,185,993**
EQUITY			
Equity attributable to equity holders of the Bank			
Share capital		1,591,286	1,591,286
Share premium		127,961	127,961
Reserves		447,704	351,697
Amounts recognized directly in equity relating to non-current assets held for sale		-	(2,576)
Retained earnings		888,050	686,018
Treasury shares		(43,747)	(14,653)
		3,011,254	**2,739,733**
Minority interests		**38,689**	**44,280**
Hybrid securities		**887,959**	**829,654**
Total Equity		**3,937,902**	**3,613,667**
Total Liabilities and Equity		**52,177,303**	**49,799,660**

The attached notes (pages 7 to 26) form an integral part of these interim financial statements.

Interim consolidated statement of changes in equity

(Thousands of Euro)

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2006	**1,456,018**	**125,685**	**324,297**	**506,985**	**(188,316)**	**2,224,669**	**53,069**	**844,946**	**3,122,684**
Changes in equity for the period 1.1-31.3.2006									
Valuation of available for sale securities taken to equity			(53,605)			(53,605)			(53,605)
Transfer to income statement due to sales of available for sale securities			3,851			3,851			3,851
Exchange differences on translating foreign operations			3,185			3,185			3,185
Other				(4,080)		(4,080)			(4,080)
Net income recognized directly in equity			(46,569)	(4,080)		(50,649)			(50,649)
Profit for the period after income tax				150,666		150,666	477		151,143
Total			(46,569)	146,586		100,017	477		100,494
Change of participating interests in subsidiaries				(176)		(176)	(708)		(884)
(Purchase)/sales of treasury shares and hybrid securities								24,587	24,587
Recognition of share options granted to employees			1,181			1,181			1,181
Dividends distributed to equity holders of the Bank and minority interests							(1,389)		(1,389)
Dividends paid to hybrid securities holders				(39,927)		(39,927)			(39,927)
Appropriation to reserves			37,642	(37,642)					
Balance 31.3.2006	**1,456,018**	**125,685**	**316,551**	**575,826**	**(188,316)**	**2,285,764**	**51,449**	**869,533**	**3,206,746**

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.4.2006	**1,456,018**	**125,685**	**316,551**	**575,826**	**(188,316)**	**2,285,764**	**51,449**	**869,533**	**3,206,746**
Changes in equity for the period 1.4-31.12.2006									
Valuation of available for sale securities taken to equity			4,829			4,829			4,829
Transfer to income statement due to sales of available for sale securities			(10,516)			(10,516)			(10,516)
Exchange differences on translating foreign operations			28,724			28,724			28,724
Other				3,031		3,031			3,031
Net income recognized directly in equity			23,037	3,031		26,068			26,068
Profit for the period after income tax				401,321		401,321	1,651		402,972
Total			23,037	404,352		427,389	1,651		429,040
Share capital increase from the capitalization of reserve and change of nominal value of share to € 3.90	133,954			(133,954)					
Change of participating interests in subsidiaries				(337)		(337)	(8,784)		(9,121)
(Purchase)/sales of treasury shares and hybrid securities				96,598	173,663	270,261		(39,879)	230,382
Issue of new shares due to share options exercise	1,314					1,314			1,314
Share premium from exercised share options		2,276	(2,276)						
Recognition of share options granted to employees			3,977			3,977			3,977
Dividends distributed to equity holders of the Bank and minority interests				(237,556)		(237,556)	(36)		(237,592)
Dividends paid to hybrid securities holders				(11,079)		(11,079)			(11,079)
Appropriation to reserves			7,832	(7,832)					
Balance 31.12.2006	**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**

	Share capital	Share premium	Fair value reserve and other reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2007	**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**
Changes in equity for the period 1.1-31.3.2007									
Valuation of available for sale securities taken to equity			3,512			3,512			3,512
Transfer to income statement due to sales of available for sale securities			95,345			95,345			95,345
Exchange differences on translating foreign operations			(2,080)			(2,080)			(2,080)
Other				(1,085)		(1,085)			(1,085)
Net income recognized directly in equity			96,777	(1,085)		95,692			95,692
Profit for the period after income tax				256,140		256,140	239		256,379
Total			96,777	255,055		351,832	239		352,071
Change of participating interests in subsidiaries				47		47	(4,753)		(4,706)
(Purchase)/sales of treasury shares and hybrid securities				(15,178)	(29,094)	(44,272)		58,305	14,033
Recognition of share options granted to employees			1,181			1,181			1,181
Dividends distributed to equity holders of the Bank and minority interests							(1,077)		(1,077)
Dividends paid to hybrid securities holders				(37,267)		(37,267)			(37,267)
Appropriation to reserves			625	(625)					
Balance 31.3.2007	**1,591,286**	**127,961**	**447,704**	**888,050**	**(43,747)**	**3,011,254**	**38,689**	**887,959**	**3,937,902**

The attached notes (pages 7 to 26) form an integral part of these interim financial statements.

Interim consolidated cash flow statement

	Note	(Thousands of Euro) From 1 January to 31.3.2007	31.3.2006
Cash flows from operating activities			
Profit before income tax		223,791	199,334
Adjustments for:			
Depreciation of property, plant and equipment		11,565	11,048
Amortization of intangible assets		5,303	4,524
Impairment losses from loans and provisions		64,657	66,010
Other adjustments		1,181	1,181
(Gains)/losses from investing activities		(8,970)	(12,581)
(Gains)/losses from financing activities		47,583	44,215
Share of (profit)/loss of associates		44	252
		345,154	313,983
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(771,047)	(931,944)
Securities held for trading and derivative financial assets		(11,896)	(338,365)
Loans and advances to customers		(1,704,085)	(776,850)
Other assets		(25,147)	(22,729)
Net increase/(decrease) in liabilities relating to operating activities			
Due to banks		(1,902,157)	(350,992)
Derivative financial liabilities		108,990	47,081
Due to customers		3,730,340	1,472,464
Other liabilities		55,057	49,877
Net cash flows from operating activities before taxes		(174,791)	(537,475)
Income taxes paid and other taxes		(10,402)	(24,970)
Net cash flows from continuing operating activities		**(185,193)**	**(562,445)**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(4,824)	(992)
Proceeds from sale of investments (subsidiaries and associates)		-	2,523
Dividends received		383	186
Purchase of property, plant and equipment		(27,159)	(11,885)
Disposal of property, plant and equipment		13,036	669
Net (increase)/decrease in investment securities		3,762,205	(78,844)
Net cash flows from continuing investing activities		**3,743,641**	**(88,343)**
Cash flows from financing activities			
Dividends paid		(1,406)	(1,563)
(Purchase)/Sale of treasury shares		(29,094)	-
Proceeds from the issue of loans		503,762	14,367
Repayment of loans		(300,000)	(6,856)
Proceeds from the issue of hybrid securities		73,483	24,587
Dividends paid to hybrid securities holders		(37,267)	(37,359)
Net cash flows from continuing financing activities		**209,478**	**(6,824)**
Effect of exchange rate fluctuations on cash and cash equivalents		(2,081)	3,185
Net increase/(decrease) in cash flows from continuing activities		**3,765,845**	**(654,427)**
Net cash flows from discontinued operating activities		-	4,974
Net cash flows from discontinued investing activities		160,700	7,762
Net cash flows from discontinued financing activities		-	-
Net increase/(decrease) in cash flows from discontinued activities		**160,700**	**12,736**
Cash and cash equivalents at beginning of the period		**4,575,831**	**5,665,814**
Cash and cash equivalents at end of the period		**8,502,376**	**5,024,123**

Note: The 1.1.-31.3.2006 cash flow has been restated due to the adoption of IFRS 5 for the presentation of discontinued operation (note 18).

The attached notes (pages 7 to 26) form an integral part of these interim financial statements.

Notes to the consolidated financial statements

General Information

The Alpha Bank Group, which includes companies in Greece and abroad, offers services such as:

- Corporate and retail banking
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK A.E. which operates under the brand name of ALPHA BANK. Its registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by a decision of the Shareholders in General Meeting.

In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, who was elected by the Shareholders' General Meeting on April 19, 2005, ends in 2010. The Board of Directors, after the changes approved by the Board meeting held on 27 February 2007 (resignation of the non-executive member Mr. Takis I. Athanasopoulos, who was replaced by Mr. Evangelos I. Calousis) as at 31 March 2007 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non Executive Member)
Minas G. Tanes***

EXECUTIVE MEMBERS
MANAGING DIRECTOR

Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)***

Spyros N. Filaretos

Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
George E. Agouridis *

Sophia G. Eleftheroudaki

Evangelos I. Kalousis */*** (As at 3 April 2007 he was elected as a non-executive independent member by the Shareholders meeting)

Paul G. Karakostas*

Nicholaos I. Manessis **

NON-EXECUTIVE INDEPENDENT MEMBERS

Pavlos A. Apostolides **

Thanos M. Veremis

Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* Member of the Audit Committee
** Member of the Remuneration Committee
*** Member of the Risk Management Committee

The certified auditors of the semi and annual financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou Garyfalia B. Spyriouni
Substitute Auditors:	Charalambos G. Sirounis Nikolaos Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors A.E.

The Bank's shares are listed on the Athens Stock Exchange since 1925. As at 31 March 2007 Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, which consists of the 300 largest European companies.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDRs) and its shares are also traded over the counter in New York (ADRs).

As at 31 March 2007 the Bank has issued 408,022,002 shares.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first quarter of 2007 amounted to an average of 1,344,234 shares per day.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: BBB+, Moody's: A3, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

These financial statements have been approved by the Board of Directors on 26 April 2007.

Accounting principles applied

1. Basis of presentation

The Group has prepared the condensed interim financial statements as at 31 March 2007 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The accounting principles applied by the Group in the condensed interim financial statements as at 31 March 2007, are consistent to those applied in its published financial statements for the year ended 31 December 2006 except from the impact from the adoption of the new standards and interpretations which analyzed below:

Interpretation 7 «Applying the restatement Approach Under IAS 29 Financial Reporting in Hyper Inflationary Economies» (Regulation 708/2006)

The adoption of this interpretation did not have a substantial impact on the Group's financial statements as at 31.3.2007.

Interpretations 8 and 9 «Scope of IFRS 2» and «Reassessment of embedded derivatives» (Regulation 1329/8.9.2006)

Their adoption did not have a substantial impact on the Group's financial statements as at 31.3.2007.

International Financial Reporting Standard 7 «Financial instruments: Disclosures»

Amendment to IAS 1 «Presentation of Financial Statements – Capital Disclosure (Regulation 108/2006)

The standards are effective for annual periods beginning on or after 1.1.2007 and the impact of the disclosure requirements concerning financial instruments will be presented in year end financial statements.

The International Accounting Standards Board (IASB) has issued the following standards and interpretations which have not yet been adopted by the European Union.

International Financial Reporting Standard 8 «Operating segments» Effective for annual periods on or after 1.1.2009.

This standard replaces the IAS 14 "Segment Reporting". Its adoption by the European Union and by the Bank will have an significant impact on the Group's disclosures about operating segments.

Amendment of International Accounting Standard 23 "Borrowing costs" effective for annual periods on or after 1.1.2009.

On 29 March 2007 the Board issued the revised IAS 23 which removed the option of immediately recognizing as an expense all borrowing costs that relate to assets that have a substantial period of time to get ready for use or sale. Such borrowing costs are capitalized as part of the cost of the asset.

The adoption of this standard is not expected to have a substantial impact on the Group's financial statements.

Interpretation 10 «Interim Financial Reporting and Impairment» Effective for annual periods beginning on or after 1.11.2006

With the adoption of this interpretation an entity shall not reverse an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of this interpretation is not expected to have an impact on Group's accounting principles.

Interpretations 11 and 12 <u>«Group and Treasury Shares Transactions» Effective for annual periods on or after 1.3.2007 and «Service Concession Arrangements» Effective for annual periods on or after 1.1.2008</u>

The Group is examining whether there will be an impact from the adoption of the above interpretations in the consolidated financial statements.

The adoption by the European Union, by 31 December 2007, of new standards and interpretations or amendments possibly issued during the current year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption will be effective for periods beginning on or after 1 January 2007, may retrospectively affect the period that these interim financial statements present.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following Assets and Liabilities, which were measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale securities

Income statement

2. Impairment losses and provisions to cover credit risk

	From 1 January to	
	31.3.2007	31.3.2006
Impairment losses on loans and advances to customers	80,735	50,699
Decrease of impairment losses relating to due from banks	(14)	-
Provisions to cover credit risk relating to off balance sheet items	(14,946)	14,946
Recoveries	(3,392)	(745)
Total	**62,383**	**64,900**

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 29% for 2006, and 25% in 2007 and thereafter.

In addition, in accordance with article 9 of Law 2992/2002, as amended by Law 3259/2004, the tax rate for entities that have concluded mergers by 31.12.2005 is reduced by 10% and 5%. This reduced rate is applicable on the profits declared for the first and second fiscal year after the completion of the merger respectively, on the condition that the entities were not related from 1.1.1997 up to 20.3.2002. For entities that were related up to 31.12.1996 the reduction of the tax rate amounts to 5% for each year.

Based on the above, the 2006 profit of the Bank was taxed at the rate of 24% due to the merger at 8.4.2005 with Delta Singular A.E.P., a listed company, which was not related with the Bank before 1.1.1997.

It should be noted that, as all profits have been taxed, the distribution of dividends to Shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to	
	31.3.2007	31.3.2006
Current tax	36,735	43,490
Deferred tax	12,474	3,411
Total Income tax	**49,209**	**46,901**

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.3.2007	31.3.2006
Depreciation and write-offs of fixed assets	3,008	2,364
Loans and advances to customers	4,536	(8,270)
Employee defined benefit obligations	134	201
Valuation of derivatives	565	7,673
Financial instruments effective interest rate	368	30
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	3,217	2,421
Carry forward of unused tax losses	(323)	(436)
Other temporary differences	969	(572)
Total	**12,474**	**3,411**

Reconciliation of effective and current tax rate is presented below:

		31.3.2007		31.3.2006
Profit before income tax from continuing operations		223,791		198,334
Income tax	20.87%*	46,716	23.61%*	46,821
Increase/(decrease) due to:				
Additional tax from rental income from fixed assets	0.23%	507	0.05%	90
Non taxable income	(2.98%)	(6,670)	(3.42%)	(6,792)
Non deductible expenses	0.91%	2,044	0.17%	341
Part of profit relating to non taxable income	(0.02%)	(52)	(0.47%)	(930)
Part of profit relating to distributable income	0.03%	59	0.18%	354
Effect of tax rates used for the calculation of current and deferred tax	-	-	0.02%	49
Other temporary differences	2.95%	6,605	3.58%	7,103
Usage of tax losses	-	-	(0.07%)	(135)
Income tax	**21.99%**	**49,209**	**23.65%**	**46,901**

* The effective current income tax rate is 23.61% for 2006 and 20.87% for 2007, and it represents the weighted average of nominal tax rate based on the nominal income tax rate and the profit before tax of each Group entity.

4. Profit after income tax from discontinued operations

On 23 March 2007, the Bank signed an agreement for the sale of 99.57% of its subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection.

Alpha Bank and AXA have also signed a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

The results of Alpha Insurance A.E. which has been classified as a discontinued operation for the period 1.1.2007 until 23.3.2007 and the profit from the sale are included in account "profit after income tax from discontinued operations" and is analyzed as follows:

	From 1 January to	
	31.03.2007	**31.03.2006**
Net interest income	860	1,416
Net fee and commission income	409	380
Gains less losses on financial transactions	-	805
Other income (premiums etc)	3,573	6,586
Total income	**4,842**	**9,187**
Staff costs	(2,338)	(3,657)
General administrative expenses	(1,583)	(5,231)
Depreciation and amortization expenses	(239)	(495)
Total expense	**(4,160)**	**(9,383)**
Profit/(losses) before income tax	**682**	**(196)**
Income tax	(421)	(1,094)
Profit/(losses) after income tax	**261**	**(1,290)**
Profit from the sale of Alpha Insurance A.E.	**81,536**	**-**
Profit after income tax from discontinued operations	**81,797**	**(1,290)**

5. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting treasury shares held, during the period.

	From 1 January to	
	31.3.2007	**31.3.2006**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	256,140	150,666
Weighted average number of outstanding ordinary shares	406,828,683	395,917,176
Basic earnings per share from continuing and discontinued operations (in €)	0.63	0.38

	From 1 January to	
	31.3.2007	**31.3.2006**
Profit attributable to equity holders of the Bank from continuing operations	174,343	151,967
Weighted average number of outstanding ordinary shares	406,828,683	395,917,176
Basic earnings per share from continuing operations (in €)	0.43	0.38

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank has a single category of dilutive potential ordinary shares resulting from a share options program.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to	
	31.3.2007	**31.3.2006**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	256,140	150,666
Weighted average number of outstanding ordinary shares	406,828,683	395,917,176
Adjustment for share options	753,136	946,454
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,581,819	396,863,630
Diluted earnings per share from continuing and discontinued operations (in €)	0.63	0.38

	From 1 January to	
	31.3.2007	**31.3.2006**
Profit attributable to equity holders of the Bank from continuing operations	174,343	151,967
Weighted average number of outstanding ordinary shares	406,828,683	395,917,176
Adjustment for share options	753,136	946,454
Weighted average number of outstanding ordinary shares for diluted earnings per share	407,581,819	396,863,630
Diluted earnings per share from continuing operations (in €)	0.43	0.38

Basic and diluted earnings per share relating to the period 1.1-31.3.2006, have been restated for comparison purposes to take into account the decision of the ordinary General Shareholders' Meeting on 18.4.2006 to issue new shares by capitalizing reserves. The bonus shares were issued on 3.5.2006.

Assets

6. Loans and advances to customers

	31.3.2007	31.12.2006
Individuals:		
Mortgages	9,318,306	8,812,267
Consumer	2,629,035	2,445,129
Credit cards	936,387	942,025
Other loans	224,285	217,035
Total	13,108,013	12,416,456
Companies:		
Corporate	19,883,251	18,992,719
Leasing	1,122,303	1,086,745
Factoring	469,573	495,692
Total	21,475,127	20,575,156
Other receivables	223,343	196,492
Insurance and reinsurance activities:		
Receivables from insurance and re-insurance activities	10,036	12,179
	34,816,519	33,200,283
Less:		
Allowance for impairment losses	(968,147)	(977,249)
Total	**33,848,372**	**32,223,034**

The financial lease receivables are analyzed as follows:

	31.3.2007	31.12.2006
Up to 1 year	330,641	318,043
From 1 year up to 5 years	575,773	553,620
More than 5 years	613,717	588,952
	1,520,131	1,460,615
Unearned finance income	(397,828)	(373,870)
Total	**1,122,303**	**1,086,745**

The net amount of finance leases is analyzed as follows:

	31.3.2007	31.12.2006
Up to 1 year	266,348	257,139
From 1 year up to 5 years	408,099	395,356
More than 5 years	447,856	434,250
Total	**1,122,303**	**1,086,745**

Allowance for impairment losses

Balance 1.1.2006	**1,040,360**
Unwinding of the discount	16,370
Exchange differences	(667)
Provision for loan impairment (note 2)	50,699
Loans written-off during the period	(1,043)
Balance 31.3.2006	**1,105,719**
Less impairment of discontinued operations	(4,847)
Unwinding of the discount	55,280
Exchange differences	(1,975)
Provision for loan impairment	193,932
Loans written-off during the period	(370,860)
Balance 31.12.2006	**977,249**
Unwinding of the discount	16,668
Exchange differences	(162)
Provision for loan impairment (note 2)	80,735
Loans written-off during the period	(106,343)
Balance 31.3.2007	**968,147**

7 Investment securities

Available for sale	**31.3.2007**		**31.12.2006**	
Government bonds		2,572,689		6,253,815
Other debt securities:		1,179,837		1,170,994
- Listed	*1,024,609*		*1,142,097*	
- Non-listed	*155,228*		*28,897*	
Shares:		77,848		65,691
- Listed	*60,895*		*52,317*	
- Non-listed	*16,953*		*13,374*	
Other variable yield securities		62,799		62,102
Total		3,893,173		7,552,602

8. Purchases and disposals of tangible and intangible assets

During the first quarter 2007 the following changes in tangible and intangible assets:

a. Investment property

Acquisitions of property classified as investment property amounted to € 17 thousand and disposals amounted to € 453 thousand.

Transfers from "Property plant and equipment" with a net book value € 16 million relating to a building owned by the subsidiary Oceanos A.T.O.E.E., leased by Alpha Insurance A.E. which was also a subsidiary until 23.3.2007.

b. Property, plant and equipment

Purchases of property plant and equipment amounted to € 20,456 thousand and disposals amounted to € 5,828 thousand.

Transfers to "Investment property" with a net book value of € 16 million.

c. Goodwill and other intangible assets

Purchases of software amounted to € 5,026 thousand and disposals amounted to € 392 thousand. The goodwill arising from the acquisition of Alpha Bank Srbija A.D., was

reduced by € 646 thousand, due to foreign exchange differences from the translation of subsidiary's financial statements into Group's reporting currency.

9. Non-current assets held-for-sale and related liabilities

a. *Fixed assets*

During the first quarter of 2007, the Group acquired fixed assets of € 1.6 million, which have been classified as "Non-current assets held-for-sale", as well as disposed similar fixed assets of a net book value of € 0.3 million.

b. *Other*

On 13 March 2007, the process of the separation of the Rhodes Hotel activity sector from Ionian Hotel Enterprises A.E. was completed and the Bank's subsidiary Tourist Resorts A.E. acquired it. The assets and liabilities of the specific sector have been classified as held-for-sale and as at 31.3.2007 are as follows:

Non – current assets held for sale	
Cash and balances with Central Banks	25
Due to customers	798
Property, plant and equipment	30,294
Goodwill and other intangible assets	33
Deferred tax assets	3,306
Other assets	370
Total	**34,826**
Liabilities related to non current assets held for sale	
Liabilities for current income tax and other taxes	16
Deferred tax liabilities	343
Employee defined benefit obligations	264
Other liabilities	1,167
Total	**1,790**

Liabilities

10. Debt securities in issue and other borrowed funds

Debt securities	
Senior debt securities[1]	
Balance 1.1.2007	**12,759,840**
New issues	4,846,198
(Purchases)/sales of Group's companies	(1,791,194)
Maturities/Redemptions	(511,415)
Fair value change due to hedging	(16,247)
Changes of accrued interest	19,625
Foreign exchange rate differences	(2,505)
Balance 31.3.2007	**15,304,302**
Subordinated debt[2]	
Balance 1.1.2007	**1,029,413**
New issues	549,681
(Purchases)/sales of Group's companies	(45,919)
Maturities/Redemptions	(300,000)
Fair value change due to hedging	3,819
Changes of accrued interest	497
Foreign exchange rate differences	(479)
Balance 31.3.2007	**1,237,012**

(1) The majority of the new senior debt securities (€ 4,498 million) bears a Euribor floating rate, with a spread between -10 and +25 basis points, depending on the duration of issue. The remaining securities are a) structured (€ 299 million) and b) non structured in foreign currency (€ 49 million) and their interest rate and foreign currency risk are hedged through the use of interest rate swaps and currency swaps respectively.

(2) On 8 March 2007, 10 year subordinated debt of € 300 million was redeemed after 5 years since its issue, on the first call date.

On 1 February 2007 a 10 year loan of € 350 million, carrying interest at three month Euribor plus 40 basis points for the first 5 years was issued. If the loan is not redeemed for the following 5 years the spread increases to 170 basis points.

On 8 March 2007 a loan of € 200 million, carrying interest at three month Euribor plus 35 basis points for the first 5 years was issued. If the loan is not redeemed for the following 5 years the spread increases to 165 basis points.

11. Provisions

	31.3.2007	31.12.2006
Insurance reserves	37,702	38,885
Other provisions	11,303	26,378
Total	49,005	65,263

a. *Insurance provisions*

	31.3.2007	31.12.2006
Non-life insurance		
Unearned premiums	5,032	4,942
Outstanding claim reserves	4,033	5,882
Total	9,065	10,824
Life insurance		
Mathematical reserves	6,636	6,792
Outstanding claim reserves	1,130	1,128
Total	7,766	7,920
Reserves for investments held on behalf and at risk of life insurance policy holders	20,871	20,141
Grand total	37,702	38,885

b. Other provisions

Balance 1.1.2006	**11,039**
Provisions to cover credit risk relating to off balance sheet items (note 2)	14,946
Provision expense	65
Provisions used during the period	(53)
Exchange differences	(199)
Balance 31.3.2006	**25,798**
Less impairment from discontinued operations	(48)
Decrease of provision for contingent liabilities	(353)
Provisions used during the period	(89)
Exchange differences	1,070
Balance 31.12.2006	**26,378**
Provisions to cover credit risk relating to off balance sheet items (note 2)	(14,946)
Provision expense	610
Provisions used during the period	(13)
Exchange differences	(726)
Balance 31.3.2007	**11,303**

Additional Information

12. Contingent liabilities and commitments

a) Legal issues

The Bank in the ordinary course of business is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal council, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) Tax issues

The Bank, Alpha Astika Akinita A.E., Alpha Leasing A.E., Messana Holdings S.A. and Ionian Hotel Enterprises A.E. have been audited by the tax authorities for the years up to and including 2005.

The majority of the remaining companies of the Group have been audited by the tax authorities for the years up to and including the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited tax years.

c) Operating leases

The Group's minimum future lease payments are as follows:

	31.3.2007	31.12.2006
Less than one year	36,367	32,792
Between one and five years	89,176	91,419
More than five years	66,932	72,612
Total	**192,475**	**196,823**

The minimum future lease revenues are as follows:

	31.3.2007	31.12.2006
Less than one year	5,045	8,377
Between one and five years	23,036	32,720
More than five years	10,168	16,077
Total	**38,249**	**57,174**

d) Off balance sheet liabilities

	31.3.2007	31.12.2006
Letters of credit	277,265	260,170
Letters of guarantee	4,437,230	4,580,796
Approved loan agreements and credit limits	14,858,200	14,408,504
Total	**19,572,695**	**19,249,470**

e) Assets pledged

	31.3.2007	31.12.2006
Investment securities	655,000	585,000

From the investment securities portfolio €150,000 is pledged as collateral for capital withdrawal and € 5,000 is pledged as collateral to clearing house of derivative transactions 'ETESEP' A.E. as a margin account insurance. The remaining securities portfolio is pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an on going time (TARGET).

13. Group consolidated companies

The consolidated financial statements apart from the parent company ALPHA BANK include the following entities:

a. *Subsidiaries*

Name	Country of Incorporation	Group's ownership interest % 31.3.2007	31.12.2006
Banks			
1.Alpha Bank London Ltd	United Kingdom	100.00	100.00
2.Alpha Bank Ltd	Cyprus	100.00	100.00
3.Alpha Bank Romania S.A.	Romania	99.91	99.91
4.Alpha Bank AD Skopje	FYROM	100.00	100.00
5.Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6.Alpha Bank Srbija A.D.	Serbia	99.99	99.99
Leasing companies			
1.Alpha Leasing A.E.	Greece	99.76	99.67
2.Alpha Leasing Romania S.A.	Romania	99.95	99.93
3.ABC Factors A.E.	Greece	100.00	100.00
4.Alpha Asset Finance C.I. Ltd	Jersey	100.00	100.00
Investment Banking			
1.Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2.Alpha Finance US Corporation	U.S.A.	100.00	100.00
3.Alpha Finance Romania S.A.	Romania	99.98	99.98
4.Alpha Advisory Romania S.R.L.	Romania	99.98	99.98
5.Alpha Ventures A.E.	Greece	100.00	100.00
6.AEF European Capital Investments B.V.	Holland	100.00	100.00
7.Alpha Group Investments Ltd	Cyprus	100.00	100.00
Asset Management			
1.Alpha Asset Management A.E.D.A.K.	Greece	100.00	100.00
2.Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00	100.00
3.ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1.Alpha Insurance A.E.	Greece	-	99.57
2.Alpha Insurance Agents A.E.	Greece	100.00	100.00
3.Alpha Insurance LTD Cyprus	Cyprus	100.00	100.00
4.Alpha Insurance Brokers S.R.L.	Romania	99.91	99.91
Other companies			
1.Alpha Astika Akinita A.E.	Greece	71.14	67.30
2.Alpha Group Jersey Ltd.	Jersey	100.00	100.00
3.Ionian Hotel Enterprises A.E.	Greece	93.28	93.25
4.Ionian Holdings A.E.	Greece	100.00	100.00
5.Oceanos A.T.O.E.E.	Greece	100.00	100.00
6.Alpha Credit Group Plc	United Kingdom	100.00	100.00
7.Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
8.Alpha Trustees Ltd	Cyprus	100.00	100.00
9.Messana Holdings S.A.	Luxemburg	100.00	100.00
10.Flagbright Ltd	United Kingdom	100.00	100.00
11.Tourist Resorts A.E.	Greece	93.28	93.25
12.Evremethea A.E.	Greece	100.00	100.00
13.Alpha Real Estate D.O.O. Beograd	Serbia	71.14	67.30
14.Kafe Alpha A.E.	Greece	100.00	100.00
15.Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	71.14	67.30
16.Alpha Immovables Bulgaria E.O.O.D.	Bulgaria	71.14	-

b. Joint Ventures

1.Cardlink A.E.	Greece	50.00	50.00
2.APE Fixed Assets A.E.	Greece	60.10	60.10
3.APE Commercial Property A.E.	Greece	60.10	60.10

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportional method.

The Group hedges the foreign exchange risk arising from the net investment in Alpha Bank London Ltd., Alpha Bank Ltd., and Alpha Bank Romania S.A., through the use of the FX swaps and interbank loans in the functional currency of the above subsidiaries.

14. Segment reporting

a. *Analysis by sector*

Millions of Euro

	31.3.2007						
	Group	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest income	362.1	228.8	70.6	4.0	8.7	48.0	2.0
Commission	107.5	37.8	21.0	22.5	10.2	16.1	(0.1)
Other income	50.1	5.2	1.3	4.6	8.9	11.2	18.9
Total income	**519.7**	**271.8**	**92.9**	**31.1**	**27.8**	**75.3**	**20.8**
Total expenses	**(233.5)**	**(132.4)**	**(27.0)**	**(13.6)**	**(8.5)**	**(42.1)**	**(9.9)**
Impairment	(62.4)	(23.9)	(29.8)	-	-	(8.6)	(0.1)
Profit before income tax	**223.8**	**115.5**	**36.1**	**17.5**	**19.3**	**24.6**	**10.8**
Income tax	(49.2)						
Profit from discontinuing operations	81.8						
Profit after income tax	**256.4**						

	31.3.2006						
	Group	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Interest income	341.2	213.4	68.6	3.6	15.2	40.1	0.3
Commission	94.2	27.4	20.8	22.2	13.4	11.7	(1.3)
Other income	36.4	2.1	0.5	0.7	13.8	7.7	11.6
Total income	**471.8**	**242.9**	**89.9**	**26.5**	**42.4**	**59.5**	**10.6**
Total expenses	**(207.6)**	**(115.9)**	**(25.0)**	**(14.4)**	**(10.0)**	**(33.7)**	**(8.6)**
Impairment	(64.9)	(33.6)	(24.6)	-	-	(6.6)	(0.1)
Profit before income tax	**199.3**	**93.4**	**40.3**	**12.1**	**32.4**	**19.2**	**1.9**
Income tax	(46.9)						
Profit from discontinuing operations	(1.3)						
Profit after income tax	**151.1**						

i. Retail banking
Includes all individuals (retail banking customers) of the Group, professionals and small companies.

The Group offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking
Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations. The Group offers working capital facilities, corporate loans and letters of guarantees.

This sector also includes the leasing products which are offered through Alpha Leasing A.E. and factoring services to third parties through ABC Factors A.E.

iii. Asset management / Insurance
Consists of a wide range of asset management services through Group's private banking and the subsidiary Alpha Asset Management A.E.D.A.K.
In addition, it includes the commissions of Alpha Insurance Agents A.E. from a wide range of insurance products, offered to individuals and companies.

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets and also investment banking facilities, offered either by the Bank or through specialized subsidiaries (Alpha FinanceA.X.E.P.E.Y., Alpha Venture Capital A.E.). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc).

v. South Eastern Europe
Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other
This segment consists of the non-financial subsidiaries and other foreign subsidiaries excluding those in South Eastern Europe and Bank's administration section.

15. Capital adequacy

The ratios measure capital adequacy by comparing the Group's regulatory own funds with the risks that it undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interests), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debt which are included on the calculation of regulatory funds. The cost of these debts is lower than share capital and adds value to the Shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%. respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

Millions of Euro

	31.3.2007	**31.12.2006**
Risk-weighted assets from credit risk	33,578	32,603
Risk-weighted assets from market risk	866	865
Total risk-weighted assets	34,444	33,468
Upper Tier I capital	2,791	2,701
Tier I capital	3,532	3,413
Total Tier I + Tier II capital	4,651	4,315
Upper Tier I ratio	8.1%	8.1%
Tier I ratio	10.3%	10.2%
Capital adequacy ratio (Tier I + Tier II)	**13.5%**	**12.9%**

16. Related-party transactions

a. The outstanding balances with members of the Board of Directors and their close family members are as follows:

	31.3.2007	**31.12.2006**
Loans	3,413	3,100
Deposits	30,481	31,067
Letter of guarantees	62	165
Debt securities in issue	17,404	15,688

	31.3.2007	**31.3.2006**
Interest income	19	-
Interest expense	424	-

b. The outstanding balances with associates and the related results of these transactions are as follows:

	31.3.2007	31.12.2006
Assets		
Loans and advances to customers	554	611
Total	**554**	**611**
Liabilities		
Amounts due to customers	7	5
Total	**7**	**5**

	31.3.2007	31.3.2006
Income		
Interest and similar income	12	26
General administrative income	-	7
Other income	-	-
Total	**12**	**33**
Expenses		
Interest and similar charges	-	2
General administrative expenses	-	125
Total	**-**	**127**

c. The Group companies Board of Directors fees for the first quarter of 2007 amount to € 2,587 (31.3.2006: € 1,735). The increase is mainly due to the placement of two new Executive General Managers on 16 May 2006.

17. Acquisitions, disposals of subsidiaries and other corporate activities

a. On 13.3.2007, the process of the separation of Rhodes Hotel sector, from Bank's subsidiary Ionian Hotel Enterprises A.E. and its transfer to the Bank's subsidiary Tourist Resorts A.E. was completed.

b. On 21.3.2007, the restaurant-buffet sector was transferred from Bank's subsidiary Tourist Resorts A.E. to Bank's subsidiary Kafe Alpha A.E.

c. On 23.3.2007, the transaction for the sale of Bank's subsidiary Alpha Insurance A.E., to AXA, an insurance company which is the worldwide leader in financial protection, was completed for € 255 million. At the same time, Alpha Bank and AXA have signed and put into force a long-term exclusive bancassurance agreement for the distribution of AXA insurance products through Alpha Bank's extensive branch network.

d. On 29.3.2007, Alpha Immovables Bulgaria E.O.O.D. was founded in Sofia with initial capital € 306 thousand by Bank's subsidiary Alpha Astika Akinita A.E. Company's main purpose is to provide real estate services.

18. Restatement of comparative period financial statements

Presented below is the restatement of the consolidated income statement and the consolidated cash flow of 31.3.2006 due to the adoption of IFRS 5 and the presentation of discontinued operation arising from the sale agreement of Alpha Insurance S.A. on 23.11.2006. The sale was completed on 23.3.2007.

Consolidated income statement

(Thousands of Euro)

	1.1. - 31.03.2006		
	Published	Discontinued operations	Continuing operations
Interest and similar income	594,159	1,416	592,743
Interest expense and similar charges	(251,517)	-	(251,517)
Net interest income	342,642	1,416	341,226
Fee and commission income	100,061	380	99,681
Commission expense	(5,434)	-	(5,434)
Net fee and commission income	94,627	380	94,247
Dividend income	186	-	186
Gains less losses on financial transactions	24,964	805	24,159
Other income	18,861	6,586	12,275
	44,011	7,391	36,620
Total income	**481,280**	**9,187**	**472,093**
Staff costs	(119,534)	(3,657)	(115,877)
General administrative expenses	(81,171)	(5,231)	(75,940)
Depreciation and amortization expenses	(16,067)	(495)	(15,572)
Other expenses	(218)	-	(218)
Total expenses	**(216,990)**	**(9,383)**	**(207,607)**
Impairment losses and provisions to cover credit risk	(64,900)	-	(64,900)
Share of profit (loss) of associates	(252)	-	(252)
Profit before income tax	**199,138**	**(196)**	**199,334**
Income tax	(47,995)	(1,094)	(46,901)
Net profit/(loss) after income tax	**151,143**	**(1,290)**	**152,433**
Attributable to equity holders of the Bank	**150,666**	**(1,284)**	**151,950**
Attributable to minority interests	477	(6)	483
Basic earnings per share:			
Basic (€ per share)	0.53		0.38
Diluted (€ per share)	0.53		0.38

Consolidated cash flow statement

(Thousands of Euro)

	1.1. - 31.03.2006		
	Published	Discontinued operations	Continuing operations
Cash flow from operating activities	(557,471)	4,974	(562,445)
Cash flow from investing activities	(80,581)	7,762	(88,343)
Cash flow from financing activities	(6,824)	-	(6,824)
Net increase (decrease) in cash and cash equivalents	(644,876)	12,736	(657,612)
Effect of exchange rate fluctuations on cash and cash equivalents	3,185	-	3,185
Total Cash and cash equivalents	**(641,691)**	**12,736**	**(654,427)**
Cash and cash equivalents at the beginning of the period	**5,665,814**		
Cash and cash equivalents at the end of the period	**5,024,123**		

19. Treasury shares

The Group purchased 1,326,019 treasury shares with total cost € 29,094 thousand during the period from 1.1. to 31.3.2007 (€ 21.94 per share).

As at 31.3.2007 treasury shares amount to 2,137,818 with a cost of € 43,747 thousand.

20. Events after the balance sheet date

a. The Ordinary General Shareholders' Meeting held on 3 April 2007, approved:
   - Dividend distribution of € 0.75 per share for 2006.
   - Treasury shares purchase program, for the period April 2007 up to April 2008, up to 3% of its total outstanding paid-in share capital.

   Also it ratified the amendment of article 5 of Bank's articles of Incorporation regarding the Bank's share capital, resulting from the share capital increase following the exercise of stock option rights, according to the resolution of the Board of Directors of 4.12.2006. Thus the share capital of the Bank amounted to € 1,591,286 and is divided into 408,022,002 shares of a par value of € 3.90 each.

b. Bank's ownership interest to Alpha Astika Akinita A.E. was increased by 3.93% after 31 March 2007 up to 74.07%.

c. On 5.3.2007, the Bank filed a tender offer for the acquisition of the remaining shares of its subsidiary Alpha Leasing A.E., which the Hellenic Capital Market Commission approved on 8.3.2007. During April 2007 the Bank acquired 95,773 shares representing 0.24% of paid share capital and voting rights of the company. Consequently the number of Alpha Leasing shares and voting rights held by Alpha Bank amounts to 39,585,000 or 100%.

Athens, 26 April 2007

The Chairman of the Board of Directors	The Managing Director	The Executive Director	Group Financial Reporting Officer
Yannis S. Costopoulos I.D. X 661480	Demetrios P. Mantzounis I.D. I 166670	Marinos S. Yannopoulos I.D. N 308546	George N. Kontos I.D. AB 522299

END